Form 20-F
period 2001-12-31
UNIGLOBE COM INC /CD
filed 2002-06-27
CIK 1084140

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 20-F

(Mark One)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2001

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(b) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ------------------ to ---------------------

                        Commission file number: 0-30186

                                UNIGLOBE.COM INC.
--------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)


                                     Canada
--------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)


                         900 - 1199 West Pender Street,
                  Vancouver, British Columbia, Canada, V6E 2R1
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:


Title of each Class                    Name of each exchange on which registered
-------------------                    -----------------------------------------
      None                                               N/A


Securities registered or to be registered pursuant to Section 12(g) of the Act:

                            Class B Single Vote Stock
--------------------------------------------------------------------------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                                      None
--------------------------------------------------------------------------------
                                (Title of Class)

     Number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of December 31, 2001: Class A Multiple Vote Stock - 9,260,797; Class B Single Vote Stock - 14,811,944

     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

     Yes [X]    No[ ]

     Indicate by check mark which financial statement item the registrant has elected to follow.

                  Item 17  [ ]        Item 18 [X}

                                TABLE OF CONTENTS


ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS ................1


ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE ..............................1


ITEM 3.  KEY INFORMATION ......................................................1


ITEM 4.  INFORMATION ON THE COMPANY ...........................................9


ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS ........................22


ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES ..........................34


ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS ...................40


ITEM 8.  FINANCIAL INFORMATION ...............................................42


ITEM 9.  THE OFFER AND LISTING ...............................................43


ITEM 10. ADDITIONAL INFORMATION ..............................................45


ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK ..........54


ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES ..............54


ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES .....................55


ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
           AND USE OF PROCEEEDS ..............................................55


ITEM 15. RESERVED ............................................................55


ITEM 16. RESERVED ............................................................55


ITEM 17. FINANCIAL STATEMENTS ................................................55


ITEM 18. FINANCIAL STATEMENTS ................................................55


ITEM 19. EXHIBITS ............................................................83

                    NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute "forward-looking statements." Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect," "is expected," "anticipates" or "does not anticipate," "plans," "estimates" or "intends", or stating that certain actions, events or results "may," "could," "would," "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements." Forward-looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those presently anticipated. These include, but are not limited to, dependence on growth of online commerce, limited operating history, management of growth and dependence of relationships with strategic partners. Additional information concerning these and other factors which could affect the operation or financial results of the Company, are included in this document under the section entitled Risk Factors under Item 3-Key Information.

Although the Company believes that the expectations, estimates and projections reflected in such forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, achievements or other future events. Moreover, neither the Company nor anyone else assumes responsibility for the accuracy and completeness of such forward-looking statements. The Company is under no duty to update any of the forward-looking statements after the date of this report. Investors should not place undue reliance on such forward-looking statements.

                 FINANCIAL STATEMENTS AND CURRENCY PRESENTATION


The Company, and its subsidiaries, determined that as of October 1, 2000 their functional currency was the United States dollar ("US dollars"). Previously the functional currency of the Company and its subsidiaries was the Canadian dollar. The change in the Company's functional currency was made as the majority of the Company's operating and financing transactions are now denominated in the US dollar. The Company has re-measured its assets, liabilities, revenues, and expenses for prior years using the historical exchange rate in existence at the date of the transaction. Any translation adjustment arising from the re-measurement process has been included in re-measured net loss.

The company has prepared its consolidated financial statements in accordance with accounting principals generally accepted in the United States of America.

PART I

Unless the context otherwise requires, all references in this report to "Uniglobe.com," "we," "our," "us" and the "Company" refer to Uniglobe.com, Inc. and its wholly owned subsidiaries, Uniglobe.com (U.S.A.), Inc ("Uniglobe.com USA") and Uniglobe.com (Barbados) Inc ("Uniglobe.com Barbados").


ITEM 1.  IDENTITY OF DIRECTORS, SENIOR management AND ADVISORS

Not applicable


ItEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable


ItEM 3.  Key information


A.   Selected Financial Data

The following selected financial data for the Company's five most recent fiscal years is provided below. The following income statement data for the three fiscal years ended December 31, 2001 and the balance sheet data as of December 31, 2001 and 2000 are derived from our audited consolidated financial statements and notes thereto included later in this Report. The selected income statement data for the two fiscal years ended December 31, 1998 and the balance sheet data as of December 31, 1999, 1998 and 1997 were derived from our audited financials statements, which are not included in this Report. The Company was incorporated on December 29, 1995, and commenced operations on January 1, 1996.

The information presented below is qualified by the more detailed consolidated financial statements including related notes contained in Item 18 and should be read in conjunction with, such consolidated financial statements, related notes, and the discussion under Item 5 included in this Report. These operating results are not necessarily indicative of results for any future period and results may fluctuate significantly from year to year in the future.

                                                                 Fiscal year Ended December 31,
------------------------------------------------------------------------------------------------------------------------
                                                  2001            2000          1999            1998            1997
                                              --------------------------------------------------------------------------
Revenue                                        $ 1,989,297    $ 8,123,175    $10,831,482    $ 3,910,058    $    129,895
Total Assets                                   $ 3,144,090    $ 4,533,356    $ 3,787,724    $   496,525    $    173,641
Net Loss                                       $(3,459,626)   $(6,077,640)   $(5,165,498)   $(1,139,368)     (1,584,920)
(Deficiency in Assets) Shareholders' Equity    $(2,031,376)   $   890,207    $ 1,687,018    $   141,119    $   (298,818)
Loss Per Share(1)                              $     (0.14)   $    (0.26)    $     (0.25)   $     (0.07)   $      (0.12)
Number of  shares outstanding                   24,072,741     24,072,741     20,682,445     18,067,064      13,199,291
---------------------------
(1)  Basic loss per share - Diluted loss per share has not been  calculated  due to the anti-dilutive effect of options and warrants outstanding.


As of June 26, 2002, there have been no dividends declared or paid.

Other Supplemental Data:

                                                      Fiscal Year Ended December 31,
    --------------------------------------------------------------------------------------------------
                               2001           2000             1999             1998           1997
                          ----------------------------------------------------------------------------
    Bookings
    (Unaudited)(1)(2)      $19,349,438    $51,953,224       $47,466,788      $6,944,074      $513,799
---------------------------
(1)  Gross travel  bookings  represent  the total  purchase  price of all travel products and  services  booked by the Company.  This  information  does not affect the Company's reported operating results. Disclosure of gross travel bookings is not required by U.S. generally accepted  accounting  principles and are provided by  management  as  unaudited,  supplemental  information.
     Gross travel  bookings  are not included in revenues or operating  results, and should not be  considered  in isolation  or as a  substitute  for other information  prepared in accordance with U.S. generally accepted accounting principles.  Management  believes that gross travel  bookings  provide more consistent  comparison  between historical periods than do online revenues.
     In addition,  management believes that gross travel bookings are meaningful because such  information and, in particular,  period-to-period  changes in such information, are a useful measure of market and product acceptance.

(2) During the year ended December 31, 1999, the Company had acquired the Internet Travel Fulfillment Division of ITG ("InHouse"), which represented
     $28,753,717 in gross travel  bookings for the year ended December 31, 1999.
     During the year ended December 31, 2000, the Company refocused its operations and ceased providing fulfillment services for InHouse, which represented $23,923,580 in gross travel bookings for the year ended
     December 31, 2000. See "Item-5 Operating and Financial Review Prospects."


B.   Capitalization and Indebtedness

     Not Applicable

C.   Reasons for the Offer and Use of Proceeds

     Not Applicable

D.   Risk Factors

Limited Operating History of Online Business; History of Net Operating Losses; Accumulated Deficit

The Company incurred net losses of approximately $3.46 million, $6.08 million and $5.17 million for the fiscal years ended December 31, 2001, 2000 and 1999, respectively. As of December 31, 2001, the Company had an accumulated deficit of approximately $18.8 million. The Company initiated its online operations in 1996 and first recognized revenues from its online operations in the third quarter of 1996. Accordingly, the Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in an early stage of development, particularly companies engaged in new and rapidly evolving markets such as online commerce. There can be no assurance that the Company will be successful in addressing such risks, and the failure to do so could have a material adverse effect on the Company's business, operating results and financial condition.

Anticipated Losses, Negative Cash Flow and Need for Additional Capital

During the fourth quarter of 2001, the Company announced plans to reduce its cost structure including staff terminations and other expense reductions. The Company expects to have sufficient working capital to support its operations during the twelve-month period subsequent to December 31, 2001. In the future, the Company may consider additional reductions in expenditures. The Company is considering additional financing alternatives. The Company anticipates utilizing its cash on hand to fund operating losses. The Company's activities have been funded principally through the sales of equity securities and this source of financing is anticipated to continue until the Company develops a positive cash flow from operations. The Company has also raised funds through the issuance of convertible securities. The ability of the Company to continue operations is dependent on achieving profitability and/or to obtain additional financing. The ability of the Company to access the capital markets or to enlist new joint venture partners, is substantially determined by the success or failure of its ability to increase customer travel bookings as well as maintain or improve commission revenues from suppliers and fee revenues from customers.

The success or failure of its alliances, sales and marketing campaigns and service quality will have a significant impact on its future operations.

Although the Company has been successful in raising the necessary funds in the past, there can be no assurance that the Company will have sufficient financing to meet its capital requirements or that additional financing will be available on terms acceptable to the Company in the future. If additional financing cannot be secured, the Company will be forced to curtail its advertising, sales, marketing and product development. If the Company cannot raise or arrange the cash requirements necessary to meet minimum obligations on its advertising commitments and leased facilities, these services and facilities may be forfeited. If such funds are unavailable or are not available on terms acceptable to the Company, the Company may be unable to maintain operations, take advantage of opportunities, develop new products or otherwise respond to competitive pressures.

Dependence on Increased Bookings

The Company must increase the dollar volume of transactions booked through its online sites, either by generating significantly higher and continuously increasing levels of traffic to its online sites or by increasing the percentage of visitors to its online sites who purchase travel services, or through some combination thereof. The Company must also increase the number of repeat purchasers of travel services through its online sites. Although the Company has implemented strategies designed to accomplish these objectives and advertise the Company's services in online and traditional media, there can be no assurance that these strategies will be effective in increasing the dollar volume of transactions booked through its online sites, increasing traffic to its online sites, increasing the percentage of visitors who purchase travel services, increasing the number of repeat purchasers or increasing its advertising revenues. The failure to do one or more of the foregoing would likely have a material adverse effect on the Company's business, operating results and financial condition. See "Item 5- Operating and Financial Review and Prospects."

Reliance on Strategic Alliances

The Company's future success depends in part upon its ability to maintain its marketing relationships with parties such as Travel.com, Travelzoo.com and others. A substantial percentage of the Company's bookings originate from these sites. The Company's marketing relationships with these parties generally may be terminated upon 30 days notice. While many of the private label arrangements renew automatically, there can be no assurances that the these arrangements will not be terminated in the future or that in the future the Company will be able to negotiate terms favorable to the Company. Loss of these arrangements or failure to secure similar arrangements in the future upon favorable terms may have a material adverse effect on the Company's business, operating results and financial condition. See "Item 4- Information on the Company-Other Alliances."

Dependence on the Travel Industry

The Company derives a significant portion of its revenues directly or indirectly from the travel industry, and the Company's future growth is dependent on the travel industry. The travel industry, especially leisure travel, which is dependent on personal discretionary spending levels, is sensitive to changes in economic conditions and tends to decline during general economic downturns and recessions. The travel industry is also highly susceptible to unforeseen events, such as political instability, regional hostilities, fuel price escalation, travel-related accidents, unusual weather patterns or other adverse occurrences. Any event that results in decreased travel generally would likely have a material adverse effect on the Company's business, operating results and financial condition. See "Item 5- Operating and Financial Review and Prospects."

The impacts of the September 11, 2001, terrorist attacks on New York City and Washington D.C. on the travel industry in general were harmful to our 2001 results. However, we believe conditions are improving and we estimate that our overall bookings have returned to 90% of pre-September levels. Nonetheless, any additional attacks, acts of war, or measures taken by governments in response thereto would likely negatively affect the travel industry as well as our business, operating results and financial condition in the future.

Assumption of Price Risk

The Company has, in the past, acted as principal in the purchase and sale of certain cruise travel products, under contracts negotiated with cruise suppliers, where the Company bears the risk of loss, collections and returns (reported as online sales). Suppliers may alter their prices under these contracts, causing the Company to adjust its selling price to preserve its margin. The adjusted prices may not be acceptable to the consumer or may place the Company at a competitive disadvantage.

Reliance on Travel Suppliers; Potential Adverse Changes in Commission Payments

The Company is dependent on airlines, hotels, cruise lines and other providers of travel services ("travel suppliers") in order to offer its customers comprehensive access to travel services and products. Consistent with industry practices, the Company currently has no agreements with its travel suppliers that obligate such suppliers to sell services or products through the Company. In addition, travel suppliers may be unable or choose not to make their inventory of services and products available through online distribution, including those services offered by the Company. Accordingly, travel suppliers could elect to sell exclusively through other sales and distribution channels or to restrict the Company's access to their inventory, which could significantly decrease the amount or breadth of the Company's inventory of available travel offerings and could have a material adverse effect on the Company's business, operating results and financial condition.

In addition, a significant portion of the Company's online revenue is dependent on the commissions customarily paid by travel suppliers for bookings made through the Company's online travel service. Consistent with industry practices, these travel suppliers are not obligated to pay any specified commission rate for bookings made through the Company or to pay commissions at all. There can be no assurance that other hotel chains or other travel suppliers will not reduce current industry commission rates or eliminate such commissions entirely, which could, individually or in the aggregate, have a material adverse effect on the Company's business, operating results and financial condition.

For example, in 1995, most of the major airlines placed a cap on per-ticket commissions payable to all travel agencies for domestic airline travel. In September 1997, the major U.S. airlines reduced the commission rate payable to traditional travel agencies. In 1997, the major U.S. airlines reduced the commission rate payable for online reservations from approximately 8% to approximately 5%. In addition, in the first half of 1998, one major airline reduced its fixed rate commission structure for online roundtrip ticket sales to $10.00. Also, a second major airline further reduced its cap (the maximum amount of commissions paid per ticket) on per-roundtrip ticket commissions payable for online ticket sales to $10.00. In 2001, Northwest Airlines announced it no longer pays commissions on online bookings period. In the first quarter of 2002, most of the major airlines announced the elimination of commissions. The Company's weighted average commission on online transaction revenue will decline as a result of these reductions. The Company began charging service fees in late 2001 in an effort to make up for lost commission revenue. While the Company does not currently anticipate a significant decrease in car, hotel, tour or cruise commission rates, there can be no assurance that airlines or other of the Company's travel suppliers will not further reduce the amount of compensation payable to the Company and other online service providers.

In addition, certain travel suppliers have initiated direct online distribution channels and, in some cases, have offered negotiated rates directly to major corporate customers. Further, the Company's travel service offerings are primarily limited to those travel suppliers whose services and products are available through the GDS systems accessed by the Company, namely, the Galileo GDS system for airlines, hotel and car reservations. For example, Southwest Airlines is currently unavailable in the Galileo GDS system, and, therefore, the Company is unable to offer access to Southwest Airline's inventory electronically. There can be no assurance that the Company's current travel suppliers will continue to sell services or products through Galileo on current terms with adequate compensation to the Company, or at all, or that the Company will be able to establish new or extend current travel supplier relationships to ensure uninterrupted access to a comprehensive supply of the travel services. The Company's failure to do so would likely result in a material adverse effect on its business, operating results and financial condition. See "Item 5-Operating and Financial Review and Prospects."

Reliance on Third-Party Systems

The Company is dependent upon certain third-party service providers, including, Exodus, which provides the Company with data communication lines and hardware server storage; GetThere, which provides the Company air, car and hotel booking "engine" system which enables Company customers access to the Galileo GDS over the internet; Galileo, which provides the Company with access to the Galileo GDS system and hosts the Company's online cruise booking system; Amadeus, which provides the Company with access to air, car and hotel availability and booking data; and other vendors such as AT&T, which provides the Company and its third-party service provider with data connectivity to the Galileo and Amadeus GDS Systems.

The Company is dependent on these third-party providers to continue to offer and maintain these services. Any discontinuation of such services, or any reduction in performance that requires the Company to replace such services, would be disruptive to the Company's business. In particular, if the Company were required to replace services provided by the GetThere system, the Company believes it could take a few days or more and would require substantial expenditures to fully transition the Company's travel services to an alternative service provider. The Company believes that it could change from the Galileo GDS or Amadeus GDS systems to alternate GDS systems in a few days. In the past, these third-party providers have experienced interruptions or failures in their systems or services, which have temporarily prevented the Company's customers from accessing or purchasing certain travel services through the Company's online sites.

Any reduction in performance, disruption in Internet or online access or discontinuation of services could have a material adverse effect on the Company's business, operating results and financial condition.

The Company's agreements with its third-party service providers have terms of, or expire within, one year or less and in some cases are subject to cancellation for any reason or no reason upon short notice. Any cancellation of services, or failure to renew such services upon expiration, by any of such third-party providers without sufficient notice to allow the Company to transition to a new service provider in a timely and cost-effective manner would have a material adverse  effect on the  Company's  business,  operating  results  and  financial condition. See "Item 4- Information on the Company-Other Alliances and Technology."

Dependence on Continued Growth of Online Commerce

The Company's future revenues and any future profits are substantially dependent upon the widespread acceptance and use of the Internet and commercial online services as an effective medium of commerce by consumers. For the Company to be successful, these consumers must accept and utilize novel ways of conducting business and exchanging information. Convincing increasing numbers of consumers to purchase travel services online may be particularly difficult, as such consumers have traditionally relied on travel agents for advice and recommendations as to destinations and accommodations as well as bookings, and are accustomed to a high degree of human interaction in purchasing travel services.

Although the use of and interest in the Web, the Internet and commercial online services for travel is recently proving to be a high growth sector, there can be no assurance that the same levels of growth will continue. Growth in the travel sector for Internet and commercial online services is subject to a number of factors, including continued growth in the number of users of such services, concerns about transaction security, continued development of the necessary technological infrastructure and the development of complementary services and products. See "Item 5- Operating and Financial Review and Prospects."

Dependence on Attraction and Retention of Key Employees

The Company's performance is substantially dependent on the continued services and on the performance of its senior management and certain other key personnel. The loss of the services of any of its executive officers or other key employees could have a material adverse effect on the Company's business, operating results and financial condition. The Company does not have employment agreements with any of its key personnel. The Company's future success also depends on its ability to identify, attract, hire, train, retain and motivate other highly skilled technical, managerial, editorial, marketing and customer service personnel. The Company has a management agreement with Charlwood International Corporation, the parent company of Uniglobe Travel (International) Inc.

("UTI"), Charlwood Pacific Properties and Cobalt Real Estate Corporation under which it receives management services from three executives. See "Item 6-Directors, Management and Senior Employees-Compensation."

There is significant competition for such personnel, and there can be no assurance that the Company will be able to successfully attract, assimilate or retain sufficiently qualified personnel. The failure to retain and attract necessary technical, managerial, editorial, merchandising, marketing and customer service personnel could have a material adverse effect on the Company's business, operating results and financial condition. Although none of the Company's employees are represented by a labor union, there can be no assurance that the Company's employees will not join or form a labor union. See "Item 6-Directors, Management and Senior Employees-Employees."

Competition

The online travel services market is evolving and intensely competitive, and the Company expects such competition to intensify in the future. The Company competes primarily with traditional travel agencies and online travel reservation services. In the online travel services market, the Company competes with other entities that maintain similar commercial Web sites, such as Expedia and Travelocity. Several traditional travel agencies, including larger travel agencies such as American Express Travel Related Services Co. Inc. and Carlson Wagonlit Travel have established, or may establish in the future, commercial Web sites offering online travel services.

In addition to the traditional travel agency distribution channel, most travel suppliers also sell their services directly to customers, predominantly by telephone. As the market for online travel services grows, the Company believes that the range of companies involved in the online travel services industry, including travel suppliers, traditional travel agencies and travel industry information providers, will increase their efforts to develop services that compete with the Company's services. Many airlines and hotels, such as United Airlines, offer travel services directly through their own Web sites, including travel services from other travel suppliers, eliminating the need to pay commissions to third parties such as the Company. In June of 2001, Continental, Delta, Northwest, American and United airlines launched a Web site (Orbitz.com) to sell air, car and hotel travel products directly to consumers. These airlines control the majority of the seats in domestic United States air travel. Orbitz.com offers all products and prices offered by each of the airlines, including the individual airlines' "Web-only" specials. Orbitz.com offers customers the option of using "frequent-flier" miles to pay for their travel, which is an option not available on other Web sites. Orbitz.com also uses high-speed technology to assist customers in travel searches and bookings. In October 2000, Hotwire was founded by Texas Pacific Group and airline partners including six of the most widely recognized and respected carriers in the world:
America West, American Airlines, Continental, Northwest, United and US Airways. Hotwire sells negotiated airfares at up to a 70% discount on published rates provided by these airlines and many others. Hotwire also sells hotel and car products at negotiated rates. The Company is unable to anticipate which other companies are likely to offer competitive services in the future. There can be no assurance that the Company's online operations will compete successfully with any current or future competitors.

Many of the Company's current and potential online competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than the Company and may enter into strategic or commercial relationships with larger, more established and well-financed companies. Certain of the Company's competitors may be able to secure services and products from travel suppliers on more favorable terms, devote greater resources to marketing and promotional campaigns and devote substantially more resources to Web site and systems development than the Company. In addition, new technologies and the expansion of existing technologies may increase competitive pressures on the Company. Increased competition may result in reduced operating margins, as well as loss of market share and brand recognition. There can be no assurance that the Company will be able to compete successfully against current and future competitors, and competitive pressures faced by the Company could have a material adverse effect on the Company's business, operating results and financial condition. See "Item 4- Information on the Company-Competition."

Control of the Company; Relationship with the Largest Shareholder

The Company's largest shareholder is Uniglobe Travel International Inc. ("UTI"). UTI owns all of the Class A Multiple Vote Stock which represents approximately 86.5% of the voting control as of December 31, 2001, which would decrease to 79.6% of the voting control upon exercise of all outstanding warrants to purchase Class B Single Vote Stock. As a result, UTI generally is able to control all matters requiring approval of the shareholders of the

Company, including the election of all of the Company's directors. The Company's Board of Directors (the "Board") currently consists of eight members, three of whom serve concurrently as members of UTI's Board of Directors. In addition, for so long as UTI maintains a significant interest in the Company, the market price of the common stock may be adversely affected by events relating to UTI which are unrelated to the Company. UTI's ownership of multiple vote stock will likely allow UTI to retain control of the Company even if equity ownership is diluted by future equity financings. See "Item 7-Major Shareholders and Related Party Transactions."

Inter-company Agreements Not Subject to Arm's-Length Negotiations

The Company has entered into certain inter-company agreements, including agreements pursuant to which other subsidiaries of UTI will provide various services, such as after hours phone support. While the Company believes that it negotiated terms that were favorable to the Company, there is no assurance that the terms and conditions of such agreements will be more favorable to the Company than could be negotiated by the Company with unaffiliated third parties. See "Item 7-Major Shareholders and Related Party Transactions."

Online Commerce and Database Security Risks

A fundamental requirement for online commerce and communications is the secure transmission of confidential information over public networks. The Company relies on encryption and authentication technology licensed from third parties to provide the security and authentication necessary to effect secure transmission of confidential information, such as customer credit card numbers. In addition, the Company maintains an extensive confidential database of customer profiles and transaction information. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography, or other events or developments will not result in a compromise or breach of the algorithms or other methods used by the Company to protect customer transactions and personal data contained in the Company's customer database.

If any such compromise of the Company's security were to occur, it could have a material adverse effect on the Company's reputation, business, operating results and financial condition. A party who is able to circumvent the Company's security measures could misappropriate proprietary information or cause interruptions in the Company's operations. The Company may be required to expend significant capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches. Concerns over the security of transactions conducted on the Internet and commercial online services and the privacy of users may also inhibit the growth of the Internet and commercial online services, especially as a means of conducting commercial transactions. To the extent that activities of the Company or third-party contractors involve the storage and transmission of proprietary information, such as credit card numbers or other personal information, security breaches could expose the Company to a risk of loss or litigation and possible liability. There can be no assurance that the Company's security measures will prevent security breaches or that failure to prevent such security breaches will not have a material adverse effect on the Company's business, operating results and financial condition.

Risk of Capacity Constraints; Reliance on Internally Developed Systems; System Development Risks

The Company's revenues depend on the number of customers who use its online travel sites to book their travel reservations. Accordingly, the satisfactory performance, reliability and availability of the Company's online sites, transaction-processing systems and network infrastructure are critical to the Company's operating results, as well as its ability to attract and retain customers and maintain adequate customer service levels. Any system interruptions that result in the unavailability of the Company's online sites or reduced performance of the reservation system would reduce the volume of reservations and the attractiveness of the Company's service offerings, which could have a material adverse effect on the Company's business, operating results and financial condition.

The Company uses an internally developed system for its online sites and substantially all aspects of transaction processing, including customer profiling, making reservations, credit card verification and confirmations. The Company has experienced periodic system interruptions, which it believes will continue to occur from time to time. Any substantial increase in the volume of traffic on the Company's online sites or the number of reservations made by customers will require the Company to expand and upgrade further its technology, transaction-processing systems and network infrastructure. With a sharp increase in customer traffic to the Company Web sites, the Company may experience temporary capacity constraints which may cause unanticipated system disruptions, slower response times, degradation in levels of customer service, impaired quality and speed of reservations and confirmations and delays in reporting accurate financial information. There can be no assurance that the Company's transaction-processing systems and network infrastructure will be able to accommodate such increases in traffic in the future, or that the Company will, in general, be able to accurately project the rate or timing of such increases or upgrade its systems and infrastructure to accommodate future traffic levels on its online sites. In addition, there can be no assurance that the Company will be able in a timely manner to effectively upgrade and expand its transaction-processing systems or to successfully integrate any newly developed or purchased modules with its existing systems. Any inability to do so could have a material adverse effect on the Company's business, operating results and financial condition. See "Item 4- Information on the Company-Technology."

Risk of System Failure

The Company's success, in particular its ability to successfully receive and fulfill orders online and provide high-quality customer service, largely depends on the efficient and uninterrupted operation of its computer and communications hardware systems. The Company's systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, break-ins, earthquake and similar events. The Company currently has some redundant systems to protect and duplicate data and programs. However, these systems and safeguards are not complete, the Company does not have a formal disaster recovery plan. While the Company does have business interruption insurance it may not be sufficient to compensate it for all losses that may occur. Despite the implementation of network security measures by the Company, its servers are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions, delays, loss of data or the inability to accept and confirm customer reservations. The occurrence of any of the foregoing risks could have a material adverse effect on the Company's business, operating results and financial condition.

Rapid Technological Change

The Internet and the online commerce industry are characterized by rapid technological change, changes in user and customer requirements and preferences, frequent new product and service introductions embodying new technologies and the emergence of new industry standards and practices that could render the Company's existing online sites and proprietary technology and systems obsolete. The emerging nature of these products and services and their rapid evolution will require that the Company continually improve the performance, features and reliability of its online services, particularly in response to competitive offerings. The Company's success will depend, in part, on its ability to enhance its existing services, to develop new services and technology that address the increasingly sophisticated and varied needs of its prospective customers and to respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. The development of online sites and other proprietary technology entails significant technical and business risks and requires substantial expenditures and lead-time. There can be no assurance that the Company will successfully use new technologies effectively or adapt its online sites, proprietary technology and transaction-processing systems to customer requirements or emerging industry standards. If the Company is unable, for technical, legal, financial or other reasons, to adapt in a timely manner in response to changing market conditions or customer requirements, its business, operating results and financial condition could be materially adversely affected.

Potential Inability to Enforce U.S. Judgments against the Company or its Officers and Directors

The Company is incorporated under the laws of Canada and seven of the Company's directors are residents of Canada and one director is a resident of the United Kingdom. In addition, while most of the Company's operations are located in the United States, many of its officers are residents of Canada. Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Company or upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

ITEM 4.  INFORMATION ON THE COMPANY


A.   History and Development of the Company

Uniglobe.com Inc. is a Canadian federal corporation incorporated under the Canada Business Corporations Act on December 29, 1995, and is registered to carry on business in the Province of British Columbia on April 23, 1996. Effective July 1, 1999, the Company changed its name to Uniglobe.com Inc. from Uniglobe Travel Online, Inc.

The Company's head office is located at The Uniglobe Building, 900 - 1199 West Pender Street, Vancouver, British Columbia V6E 2R1. The address for service and the registered and records office of the Company is located at the offices of Lawson Lundell, 1600- 925 West Georgia Street, Vancouver, British Columbia V6C 3L2. The Company's Web address is http://www.uniglobe.com.

For the  purposes of this annual  report,  other than the  financial  statements contained herein, references to the Company include its wholly-owned subsidiaries, Uniglobe.com U.S.A, incorporated under the laws of the State of Washington on February 8, 1996, and Uniglobe.com Barbados, incorporated under the laws of Barbados on February 16, 1996. The head office of Uniglobe.com USA is located at 1801 Lind Avenue, Suite S-100, Renton, Washington 98055, telephone number (425) 227-5400 and the head office of Uniglobe Barbados is located at Whitepark House, White Park Road, Bridgetown, Barbados. The address of the registered agent of Uniglobe.com USA is located at 1201 Third Avenue, 40th Floor, Seattle, Washington 98101.

References to the Company's business prior to the Company's incorporation refers to the business of the Company initially carried on from April 1994 by the UNIGLOBE Image Development Fund ("IDF," subsequently renamed the Marketing and Technology Fund or "M&T") and by UTI, the largest shareholder of the Company. UTI is a Canadian corporation that operates a master franchising system that franchises UNIGLOBE travel agencies. UTI currently has approximately 900 UNIGLOBE locations operating in 20 countries.

Company Background

Prior to the formation of the Company, UTI expended certain resources to explore and develop plans to create an Internet travel Web site. Some of this development was funded by Marketing and Technology, a marketing and advertising fund managed by UTI, on behalf of the franchisees. Other costs were funded directly by UTI. The Company was formed and incorporated to develop and carry-on this business. On January 1, 1996, the Company purchased the intangible assets related to the online business from UTI and the M&T for a price equal to the funds expended to date and also obtained licenses to carry-on the business. The Company purchased from M&T all rights, title and interest in and to the electronic travel agency concept. The consideration paid for this asset, representing the costs incurred by M&T, consisted of a note payable in the amount of Cdn$368,438 which was repaid during 1996 from the proceeds of the October 1996 initial public offering. The Company purchased from UTI all rights, title and interest in and to the Uniglobe Travel Online technology. The consideration paid for this asset, representing the costs incurred by UTI, consisted of 1,463,480 common shares at a deemed value of Cdn$365,870. For more information on the development and acquisition of the Company's technology, see "Development and Acquisition of Uniglobe Travel Online Technology" further below.

During 1996, the Company developed the online concept and began development of its business plan, electronic commerce model and Web site prototype. In October 1996, the Company completed an initial public offering in Canada with gross proceeds of Cdn$2.5 million and launched a beta version of its Web site. In 1997, the Company formally launched its Web site, began selling air, car, hotel and tour packages and began plans for product development.

During the year ended December 31, 1998, the Company purchased Cdn$47,000 in intangible assets from UNIGLOBE CruiseShipCenters Inc., a company under common control. The purchase price represented the carrying value of the assets in the accounts of UNIGLOBE CruiseShipCenters Inc. Prior to this acquisition by the Company, UNIGLOBE CruiseShipCenters Inc. negotiated for space on cruise lines and marketed cruise product to the Company, UNIGLOBE CruiseShipCenters and CruiseShipCenters locations. The acquisition of intangibles included the employees, contracts and systems of the group department, and provided the Company with immediate participation in a number of group purchase contracts with various cruise lines. The group purchase contracts provide for additional commission incentives to be paid by the cruise lines to the Company upon sales of specified volume levels of cruise bookings. The Company's acquisition of the intangibles expanded its ability to negotiate favorable prices for space on cruise ships.

In early 1998, in an effort to target more specialized and higher margin products, the Company began developing its cruise retailing and wholesaling operations. This portion of the business has been the fastest growing product line of the Company. See "Products and Services" below.

Effective April 1999, the Company acquired the Internet Travel Fulfillment Division ("ITFD") of InHouse Travel Group Inc. ("ITG"), an Internet travel company and home-based franchise network. Under the terms of the Asset Purchase Agreement between the Company and ITG, the Company acquired goodwill and other intangible assets, consisting of rights and interests in travel override programs and internal travel fulfillment. The purpose of this acquisition was to increase the Company's gross travel bookings. See "Acquisition of ITG" below.

In May 2000, the Company announced that its primary focus would be to concentrate on its high margin retail cruise business and its rapidly growing retail air, car and hotel business. The company decided to wind-down its operations relating to acquisition of the travel fulfillment operations of ITG. As a result of this decision, the Company refocused its operations and reassessed the carrying value of certain intangible assets, which resulted in an impairment charge of $627,651. Effective August 1, 2000, the agreement to provide fulfillment services to ITFD was ended. Through these changes, the Company was able to significantly reduce operating expenses between the second and fourth quarters of 2000. The Company undertook to reduce expenses in other areas as well as including negotiating a reduction in the management contracts under which it receives the services of the Chairman and Chief Executive Officer, Vice Chairman, and President and Chief Operating Officer. All of these changes are intended to support the Company's efforts to reach sustainable profitability. See "Acquisition of ITG" below.

On July 19, 2000, Uniglobe.com announced its online automated booking system (named "Cruise Control"). Cruise Control allows customers to book nine major cruise lines online, without the aid of a cruise specialist. Effective October 12, 2000, the Company's agreement with Expedia was terminated. The agreement called for the Company to make fixed payments to Expedia in return for links to the Company's Web site that offered cruise products. The Company felt that the implementation of Cruise Control, and other plans it has to redirect the advertising funds that had been paid to Expedia, would result in more revenue than was generated through the Expedia relationship. In 2000, the company announced deals with Amadeus Global Travel Distribution, LLC (a global distribution system) and with Hotwire (an online site offering the best air deals from the major airlines). In January and February 2001, the Company announced additional strategic relationships, partnering with Xylo (a provider of Web-based work/life solutions used by Fortune 500 companies), and clikVacations.com (a Certified Vacation Group company).

The Company's capital expenditures for the fiscal years ended December 31, 2001, 2000 and 1999 were $102,551, $225,455 and $818,049, respectively. As of May 31,
2002, the Company has spent $1,139 on capital expenditures. During the fiscal year ended December 31, 1999, the Company purchased office furniture and computer software under long-term capital leases. During the fiscal year ended December 31, 2001, the Company purchased computer hardware under a long-term capital lease and also paid off the office furniture lease. Substantially all capital expenditures were made in the United States.

Developments in 2001

In July 2001 the Company announced an exclusive one-year cruise partnership (in the vacation section) with Trip.com, a wholly owned subsidiary of Galileo International. Trip.com is ranked in the top ten most visited travel sites on the Internet. The Company subsequently terminated its relationship with Trip.com on January 15, 2002.

Recent events related to the terrorist attacks on New York City and Washington D.C. on September 11, 2001 affected the sales and operations of the Company. The Company experienced more than a 50% decline in bookings as travelers elected to cancel or delay their travel plans. As a result of the attacks, the Company made two decisions in late September 2001 to help weather the significant drops in sales and revenue. The Company reduced the number of staff members by 30% and also initiated a $15.00 service fee for customers buying air tickets on the Web site. To reduce redundant job functions, the Company also merged its air, car, and hotel department with the cruise department. The staff reduction, in addition to other cost cuts, is expected to reduce expenses by $50,000 per month, while the new transaction fees are expected to increase revenues by $25,000 per month. Recent announcements by the major cruise lines that they will pay 20% commissions through the end of 2001 also helped revenues in the fourth quarter.

In December 2001, the Company announced further layoffs of an additional 7% of its staff along with a 15% pay cut for all employees starting in January 2002. The Company also initiated a $27.00 transaction fee for customers purchasing a cruise cabin. All of these cost reductions, coupled with some increased revenues from new fees and some vendor contract re-negotiations, we believe will reduce our losses for the upcoming year. All of these changes are intended to support the Company's efforts to reach sustainable profitability.

B.   Business Overview

Uniglobe.com Inc. is in the business of offering travel products and services to consumers and to travel agencies via the Internet. These products and services are sold to retail consumers through the Company's Web site on the Internet. The site allows the online consumer access to a comprehensive, convenient source of online travel information and to purchase travel products and merchandise electronically 24 hours a day, seven days a week. The Company had also sold its products on a wholesale basis to participating UNIGLOBE travel agencies.

Travel Industry Background

Growth of the Internet and Online Commerce

The Internet and commercial online services such as America Online, Inc. are emerging as significant global communications media, enabling millions of people to share information and conduct business electronically. A number of factors have contributed to the growth in the Internet and commercial online services usage, including the large and growing installed base of advanced personal computers in the home and workplace, improvements in network infrastructure, easier, faster and cheaper access to the Internet and commercial online services, the introduction of alternative Internet access devices, consumers' desire for more complete and up-to-date information, the increase in available information and products and increased awareness of the Internet and commercial online services among consumer and business users. An article in the Wall Street Journal, on Henry Silverman, Chairman and CEO of Cendent, one of the worlds' foremost providers of travel, was quoted as saying in 2001, U.S. leisure travelers used the Web to book $14.2 billion in travel. And despite the overall travel slump this year and the lingering effects of 9/11, Forrester Research sees online travel jumping to 20.4 billion in travel bookings in 2002.

The functionality and accessibility of the Internet and commercial online services have made them an increasingly attractive commercial medium by providing features that historically have been unavailable through traditional channels. For example, the Internet and commercial online services provide users with convenient access to large volumes of dynamic data to support their investment, purchase and other decisions. Online retailers are able to communicate effectively with customers by providing frequent updates of featured selections, content, pricing and visual presentations and provide tailored products and services by capturing valuable data on customer tastes, preferences, shopping and buying patterns.

Unlike most traditional distribution channels, online retailers do not have the burden of building, managing and maintaining numerous local facilities to provide their services on a global scale. In contrast, online retailers benefit from the relatively low cost of reaching and electronically serving customers worldwide from a central location. Because of these advantages, an increasingly broad base of products and services are being sold online, including books, brokerage services, computers and travel products and services. Moreover, as the number of online content, commerce and service providers has expanded, strong brand recognition and strategic alliances have become critical to the success of such companies. Brand development is especially important for online retailers due to the need to establish trust and loyalty among consumers in the absence of face-to-face interaction. In addition, some online retailers have begun to establish long-term strategic partnerships and alliances with content, commerce and service providers to rapidly build brand recognition and trust, enhance their service offerings, stimulate traffic, build repeat business, take advantage of cross-marketing opportunities and create barriers to entry.

The Traditional Travel Industry

Historically, travel suppliers have relied on internal sales departments and travel agencies as their primary distribution channels. Generally, the travel agency industry is fragmented with few recognized brand names. The Company believes that UNIGLOBE, which operates over 900 independently owned franchise locations in 20 countries, is a recognized brand name. We believe one of the major advantages that the traditional travel agency has over an online travel provider is the ability for the customer to meet with and develop a relationship with a travel agency. We believe this provides a greater level of comfort for many customers than booking travel service online and helps to develop customer loyalty. The Company believes that its relationships with participating UNIGLOBE travel agencies allows it to benefit from the advantages of the traditional travel agencies while offering its customers the convenience and flexibility of booking travel services online.

Elimination of Commissions Paid to Travel Agents

Travel agents are compensated primarily through commissions paid by travel suppliers on products and services booked. These commission rates and override commissions are determined by travel suppliers and are subject to frequent change. In a move to lower distribution costs, in September 1997, the major U.S. airlines reduced the commission rate payable to traditional travel agencies from approximately 10% to approximately 8%. In 1997, the major U.S. airlines reduced the commission rate payable for online reservations from approximately 8% to approximately 5%. In a continuation of this trend, in the first half of 1998, one major airline reduced its fixed rate commission structure for online roundtrip ticket sales to $10.00. In addition, a second major airline further reduced its cap on per-roundtrip ticket commissions payable for online ticket sales to $10.00. In 2001, Northwest Airlines announced it would not pay commissions for online bookings. In the first quarter of 2002, most of the major airlines announced the elimination of commissions.

Competition from Airline Super Web Sites

In June of 2001, Continental, Delta, Northwest, American and United airlines launched a Web site (Orbitz.com) to sell air, car and hotel travel products directly to consumers. These airlines control the majority of seats for domestic United States air travel. Orbitz.com includes all products offered by each of the airlines, including the individual airlines' "Web-only" specials. Orbitz.com offers customers the option of using "frequent flier miles" to pay for their travel, which is an option not available on other Web sites. Orbitz.com uses high-speed technology to assist customers in travel searches and bookings. In October 2000, Hotwire was founded by Texas Pacific Group and airline partners including six of the most widely recognized and respected carriers in the world:
America West, American Airlines, Continental, Northwest, United and US Airways. Hotwire sells negotiated airfares at up to a 70% discount on published rates provided by these airlines and many others. Hotwire also sells hotel and car products at negotiated rates.

The Online Travel Opportunity

The Internet and commercial online services have emerged as an attractive medium through which travel services can be purchased, partly due to the convenience of purchasing travel services online, which allows the customer to determine how, when and where they shop. An article in the Wall Street Journal, on Henry Silverman, Chairman and CEO of Cendent, one of the worlds' foremost providers of travel, was quoted as saying in 2001, U.S. leisure travelers used the Web to book $14.2 billion in travel. And despite the overall travel slump this year and the lingering effects of 9/11, Forrester Research sees online travel jumping to
20.4 billion in travel bookings in 2002. The electronic nature of the online medium enables participants to automate the processing and confirmation of travel reservations, thus facilitating lower cost fulfillment of services and reducing the need for investment in local facilities.

Products and Services

The Company operates in one industry segment, which is online travel products and services.

Information related to the Company's total revenues by geographical area is as follows:

                                                   Years Ended December 31,
        ------------------------------------------------------------------------
                                               2001          2000         1999
                                        ----------------------------------------
        United States                      $1,989,297   $6,351,882   $ 8,012,331
        Canada                                      -    1,771,293     2,819,151
                                        ----------------------------------------
                                           $1,989,297   $8,123,175   $10,831,482
                                        ========================================

The Company attributes revenue among geographical areas based on the location where the customer is located. During 2001, 2000 and 1999, no single customer accounted for more than 10% if the total revenue.

Typically, the Company's peak time for cruise bookings is from January to March of each year.

The Company's Web site offers online booking capabilities, travel package information and pricing and general travel destination information. For many of the travel services offered on its Web site, the customer can complete their travel arrangements online or, if the customer is not comfortable with booking the arrangements online, he or she may speak with one of the Company's travel agents for personal assistance using a toll-free number, choose to chat live or contact one of the Company's affiliated UNIGLOBE travel agency locations for additional assistance. The Company currently offers the following products and services to the public on its Internet site at www.uniglobe.com

Cruise and tour sales. The Company offers extensive cruise information on its Internet site as well as at the Web sites the Company is currently supplying cruise product, including Travel.com, Travelzoo and Xylo. The site allows a customer to review available cruises by departure dates, cruise line, cruise ship or destination with detailed information about the destinations and the ships. The cruises listed on the site include cruises that the Company has negotiated special commission rates from cruise lines and generally available to the public cruises. Because the Company sells a high volume of cruises from the mass-market cruise lines, it is able to provide savings over the retail price to customers looking to locate the best value. The Company's agents are also available to talk with customers about cruises not listed on the cruise site. In addition to the savings over the retail price of the cruise, the Company periodically provides additional benefits to the customer, such as shipboard credits or cabin upgrades.

Cruise bookings may be completed with the assistance of one of the Company's agents or alternatively, the customer can also book the entire transaction online using the "Cruise Control" booking engine without the need for telephone contact. The Web site serves to both provide information to the customer as well as reduce the Company's selling costs per booking.

On July 19, 2000, Uniglobe.com announced its online automated booking system (named "Cruise Control"). Cruise Control allows customers to book nine major cruise lines online, without the aid of a cruise specialist. Information such as pricing comparisons, real-time availability, itineraries, seating assignments, deck plans, unpublished specials, and specific stateroom details for nine major cruise lines is available to travelers on the site. This real-time booking system includes cruise offerings from Royal Caribbean, Celebrity, Princess, Carnival, Norwegian, Radisson, Windstar, Crystal and Holland America. By providing real-time cruise bookings, the Company provides its customers the ability to complete the transaction and book their cruise online with a set price, assurance that the inventory is available and ability to purchase with a credit card thereby reducing the Company's cost of completing a sale.

On the marketing front, Uniglobe.com is emphasizing its e-mail marketing efforts, primarily focused around its Cruise Club marketing initiative. Consumers who sign up for the Cruise Club receive weekly product offerings by e-mail. The Exodus server technology that Uniglobe.com uses allows the Company to send out hundreds of thousands of HTML e-mails with the latest cruise offerings and last-minute deals. The customer can respond instantly, so the Company is able to see which products sell the best. This is an inexpensive and efficient marketing vehicle that typically delivers over 5% response rate for the Company. Due to the quick response times in marketing last-minute specials to this database, the cruise lines are increasing their offerings to Uniglobe.com. Increasing this database and finding creative ways to offer its customer's discounts and special pricing are where the Company will focus its marketing efforts in 2002.

Online booking of air, hotel, and car. On the Company's Web site, the customer is offered reliable, real-time access to schedule, pricing and availability information for over 500 airlines, 47,000 hotels and all major car rental companies. The Company's online booking service offers the consumer the choice of either receiving e-tickets or express delivery. Despite the lower gross profit margins associated with providing this service, the Company offers these services for the convenience of its customers in order to be a full service travel provider and believes that increased volumes will improve profitability of these products due to fees and potential overrides. The Company's online booking uses systems provided by GetThere and the Galileo global distribution services ("GDS") system, in addition, to internally developed booking systems that interface to the Amadeus GDS system. See "Technology" below.

The customer is offered the choice of either completing the booking online, or if the customer would prefer to use a travel agent to complete the booking, the customer is directed via toll-free telephone number to one of the Company's agents.

To use the Company's reservation services or purchase an airline ticket, each customer may complete a personal profile that includes required information such as name, street address, e-mail address and telephone number, as well as optional information such as preferred home airport, seating assignment, special meals, airline, car and hotel preferences, club memberships, frequent flier information and ticket delivery preference. This information is stored in the Company's database and is used solely by the Company to assist the customer in booking travel services. The information is not sold or accessible to any other vendor. If a personal profile is created the customer can use it to expedite future bookings made on the Web site.

Once a customer accesses the reservation system, fares and schedules of over 500 airlines, 47,000 hotels and the major car rental companies may be searched and reservations booked through the Company's system. Guided by an easy-to-use interface, the customer selects travel options such as departure and destination cities, airline preference, class of service and hotel and car selection. The list of available flights within the chosen parameters may be sorted by flight time, price or other features. Once the customer chooses a flight, the service automatically displays less expensive flights, if available, on the same travel dates as the selected flight. At this point, the customer can finalize the transaction or choose to make car or hotel reservations. When the customer chooses to book the airline ticket, the customer enters a credit card number, which is validated and securely transmitted to the GDS system. The customer receives an automatic e-mail confirmation soon there after which confirms the reservation and indicates that the customer will be notified within 24 hours with details of ticket delivery and confirmation numbers. The customer may receive an e-ticket or a regular ticket by express delivery.

24-Hour Follow-up Customer Service. Once the booking is completed, either online or with one of the Company's agents, the Company provides any necessary follow-up customer service to assist its customers (for example, if changes must be made to the itinerary due to cancellations or modifications of flight times).

Distribution Channel

The Company currently has only one distribution channel, a public Web site on the Internet at www.uniglobe.com. This Internet site serves business and leisure travel consumers directly.

Internet Site Available to the Public. Through the Company's Web site, customers can easily access the wide selection of online travel services in order to (i) research an extensive selection of cruises, (ii) book certain cruises without additional customer service and (iii) book airline tickets, car rentals and hotel reservations.

Alliances with other Web sites and companies. The Company has formed alliances with other travel and non-travel related Web sites. These alliances allow the Company to expand sales efforts efficiently and allow it to serve those who are already online and using the Internet to gather information and make purchases. The Company intends to continue to develop alliances with Web sites and companies that value and recognize the strength of the UNIGLOBE brand and its expertise in the travel industry. See "Other Alliances" below.

Relationship to the UNIGLOBE Franchise Organization, M&T and UTI

The Company believes that its business relationship with the existing UNIGLOBE retail network of 900 worldwide locations will be a significant advantage against other "online only" Internet travel providers. The participating UNIGLOBE retail locations provide a recognized brand name and will provide a source of new sales prospects to the Company as well as possible after sales service to the Company's customers.

Franchisees of UTI receive a sale commission from purchases made by customers they have referred to the Company. Referrals may be generated through point of sale advertising, word of mouth, in-person sales presentations and other marketing programs. Customers referred to the Company by a UNIGLOBE agency or other retail travel agency are specifically identified in the Company's customer database. The Company pays a referral commission of 30% (less third-party technology fees) of its commission, or a fee, from revenue realized from a transaction referred to it by a UNIGLOBE agency. The Company has been paying referral commissions since inception.

The Company believes it receives support from UNIGLOBE agencies because of the new opportunities being made available to UNIGLOBE agencies through the Company's Web site and features. The Company believes UNIGLOBE agencies will look to the Company as a means of attracting new customers, expanding markets and creating specialty markets, all at a significantly lower cost than by using traditional media and distribution channels.

Effective January 1, 1996, the Company entered into a purchase and trademark license agreement with Uniglobe Travel (International) Inc., under which the Company purchased the "UNIGLOBE TRAVEL ONLINE" tradename and under which the Company obtained a license to use the "UNIGLOBE" trademark to facilitate its business, and to access the UNIGLOBE distribution system to market and distribute its products. The consideration paid of 9,000,000 common shares of the Company at an ascribed price of $0.18 (Cdn$.25) per share represented the directors' best estimate of value of the tradename and trademark license. The transaction has been recorded in these financial statements at a nominal value of $1 which was the carrying amount of these assets in the accounts of Uniglobe Travel (International) Inc. The agreement was amended and restated on May 4, 1999 (see below) and further amended on May 29, 1999 to include a license to the "Uniglobe.com" trademark as part of the Company's corporate name and URL.

The agreement provides for the following terms and conditions:


     (i) The Company obtained title to the tradename and use of the UNIGLOBE trademark, as part of this tradename so long as certain conditions are met;

     (ii) The Company is obligated to pay Uniglobe Travel (International) Inc. a monthly royalty in the amount of 7% of the revenue received or receivable by the Company in the month less the amount of all referral commissions, incentive commissions and UNIGLOBE Image Development Fund (now M&T) contributions paid or payable by the Company during each month;

     (iii)The Company is obligated to pay referral commissions to UNIGLOBE agencies in the amount of 30% (less third party technology fees) of the revenue realized on passengers referred by Uniglobe agencies.

The agreement was amended, effective July 1, 2000 to eliminate the following requirements. The Company paid a one-time fee of $100,000 for the elimination of these contract provisions.

     (iv) The Company is no longer obligated to pay Uniglobe Travel (International) Inc., on behalf of Uniglobe agencies, quarterly incentive commissions in the amount of 10% of the revenue realized for any non-referred transactions;

     (v) In addition, the agreement was amended to remove the requirement for the Company to participate in the UNIGLOBE Image Development Fund (now M&T), a fund to which UNIGLOBE agencies and regions contribute for the purpose of developing and implementing advertising and brand name image and consumer awareness programs. The Company had been required to contribute approximately 10% of its revenue, net of commissions paid, to the UNIGLOBE Image Development Fund (now M&T) in exchange for advertising programs to be provided by the Fund.

As a condition of this amendment, the Company has committed to spend at least 10% of its gross margin on marketing the Company and the UNIGLOBE brand name.

Pursuant to the purchase and trademark licence agreement, the Company has granted to Uniglobe Travel (International) Inc. an option to purchase the "UNIGLOBE" online tradename and the licence to use the "UNIGLOBE" trademark as part of such tradename. The option is for a period of eighty years and is exercisable in certain circumstances for a price of Cdn$10. On May 4, 1999, in connection with the redesignation of the Company's common shares (See Note 10
(a) of the Company's 2001 Consolidated Financial Statements), this agreement was amended and restated to limit the ability to exercise the option to an event of default by the Company.

Other Alliances

The Company has a variety of alliances with companies that operate travel and non-travel related Web sites, which include alliances with Travelzoo.com and Travel.com.

Travel.com maintains a Web site offering travel products and services. The Company has an agreement with Travel.com to market and sell cruise, air car and hotel products under a Uniglobe.com and Travel.com co-branded site. The agreement calls for the Company to pay commissions to Travel.com on cruise sales.

Travelzoo.com offers travel suppliers inclusion in its mass e-mail campaigns of weekly specials as well as positioning on its Web site. Travelzoo.com ranked 4th on overall traffic to online travel sites in January of 2002 as stated in a recent CBS Marketwatch article.

Marketing and Advertising Agreements

The Company has a variety of marketing and advertising agreements with Companies, which operate travel, and non-travel related Web sites, including portal sites.

Google, Inc maintains a search engine Web site. The Company pays nominal fees for select key words, which refer and link users of the search engine to the Company's main Web site.

Travelzoo.com maintains a search mechanism of cruise-related products on the Web. The Company pays a monthly fee for having Uniglobe.com's cruise products included on this site.

Acquisition of ITG

Effective April 1999, the Company acquired the Internet Travel Fulfillment Division ("ITFD") of a major home-based business, InHouse Travel Group ("ITG") for a total purchase price of $1,140,972, including transaction costs of $108,015. Under the terms of the Asset Purchase Agreement between the Company and ITG, the Company acquired capital assets, goodwill and other intangible assets, consisting of rights and interests in travel override programs and internal travel fulfillment programs. ITG is a network of professional independent agents who run their own travel services business from home by connecting to the Internet to access the ITG fulfillment center, which the Company acquired effective.

In May 2000, the Company announced that its primary focus would be to concentrate on its high margin retail cruise and retail air, car and hotel business and wind-down its operations relating to the acquisition of the travel fulfillment operations of ITG. As a result of this decision, the Company refocused its operations and reassessed the carrying value of certain intangible assets, which resulted in an impairment charge of $627,651. Effective August 1, 2000, the agreement to provide fulfillment services to ITFD was ended.

Technology

The Company's online sites utilize a number of database tools both proprietary and leased in nature. These tools allow for access to travel related products via the Web in an Internet operating environment. The Company operates Web based sites that are accessible to the general public. The Company uses customized booking related tools that directly access multiple GDS to allow real-time booking capability of air, car, hotel and cruise products. GDS companies provide subscribers with electronic access to information and booking capabilities covering all the major airlines, hotel chains, car rental companies, cruise lines and tour operators throughout the world. GetThere developed the Web interface that accesses and serves as the front-end to the Galileo GDS. The Company has also developed, in conjunction with Galileo an application that displays cruise line product with up-to-date pricing and cruise line and cruise ship related content. This cruise product is accessible via the Web through standard Web browsers. The Company has created a variety of user interfaces to allow for product co-branding and filtering as required by the company's customer base and alliance partners. The Company's customer base includes both the online consumer booking through an Internet Web site and the UNIGLOBE travel agency customer's that have been referred to the site. In addition, the Company's systems support automated e-mail communications with customers to allow the consumer to gather additional product related information, and to engage in targeted marketing programs.

While the system is built on a combination of proprietary and commercial software and hardware, the Company seeks to utilize industry-standard technology whenever possible and focuses its development efforts on creating and enhancing proprietary software that is unique to its business, as well as enhancing its existing service offerings and creating new products.

The Company maintains a database containing information compiled from customer profiles and sales data. The Company has developed, and continues to develop, techniques for analyzing the information in this database to create targeted marketing programs, to provide personalized and enhanced customer service and to take advantage of last minute opportunities in the travel marketplace.

Internet users are linked to the Company's servers through a server farm environment located at a Seattle-based Exodus Communications co-location facility. The Company Web servers work in a stand-alone environment to reduce the chance of internal systems being breached by outside parties. The Company currently subcontracts the collection and processing of credit card transactions through the Internet. Information is transferred via the Internet but verification and processing occur over a private GDS system. Encryption and authentication technology, including public key cryptography technology and secure socket layer technology has been installed and is currently in use. There can be no assurance that the Company's security measures will prevent security breaches or that failure to prevent such security breaches will not have a material adverse effect on the Company's business, operating results and financial condition.

Any reduction in performance, disruption in the Internet access or discontinuation of services provided by Exodus or any other Internet service provider, or telecommunications provider or any disruption in the Company's ability to access the Galileo GDS system, Amadeus GDS system, Cruise booking engine, or GetThere booking engine, or any other travel reservation systems, could have a material adverse effect on the Company's business, operating results and financial condition. There can be no assurance that the Company's transaction-processing systems and network infrastructure will be able to accommodate increases in traffic in the future, or that the Company will, in general, be able to accurately project the rate or timing of such increases or upgrade its systems and infrastructure to accommodate future traffic levels on its online sites. In addition, there can be no assurance that the Company will be able in a timely manner to effectively upgrade and expand its transaction-processing systems or to successfully integrate any newly developed or purchased modules with its existing systems. There can be no assurance that the Company will successfully utilize new technologies or adapt its online sites, proprietary technology and transaction processing systems to customer requirements or emerging industry standards.

A significant portion of the Company's computer and communications hardware is located at a single facility in Renton, Washington. The Company's systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, break-ins, earthquake and similar events. The Company currently has redundant systems allowing for minimal downtime associated with computer equipment failure. The Company has an alternate power generation system and backup generator at its facility in Renton, Washington that would provide electrical power to the phone systems for the reservation call center. The Company currently does not have a formal disaster recovery plan. While the Company does have business interruption insurance it may not be sufficient to compensate it for all losses that may occur. Despite the implementation of network security measures by the Company, its servers are vulnerable to computer viruses, physical or electrical break-ins and similar disruptions, which could lead to interruptions, delays, loss of data or the inability to accept and confirm customer reservations.

Development and Acquisition of Uniglobe Travel Online Technology

As described in the "Company Background" section, M&T expended an aggregate amount of Cdn$368,437 from mid-1994 to mid-1995 in carrying out development of the concept of an electronic travel agency concept, the results of which M&T subsequently sold and transferred to the Company as described below. The development of the concept carried out by the M&T to mid-1995 was continued by UTI. Pursuant to the Asset Purchase Agreement between the Company and M&T effective January 1, 1996 (the "M&T Asset Purchase Agreement"), M&T sold and transferred to the Company the technology which it developed with respect to an electronic travel agency concept, for Cdn$368,437, which represents the out of pocket costs incurred and paid by M&T in respect of the development of such technology. These costs, relating to acquired in-process research and development and start-up costs, were expensed as incurred.

UTI expended an aggregate sum of Cdn$365,870 from mid-1995 to early 1996 in carrying out market and business development activities with respect to the Web site and related property and assets, the results of which UTI subsequently sold and transferred to the Company as described below. In early 1996, the first phase of the development of a commercially operational Uniglobe Travel Online Web site was completed and information and content for several travel products were developed for sale on the Web site. Pursuant to the Asset Purchase Agreement between the Company and UTI effective January 1, 1996 (the "UTI Asset Purchase Agreement"), UTI sold and transferred to the Company the technology that it developed with respect to the Uniglobe Travel Online Web site and related property and assets as described above, in consideration for the issuance by the Company to UTI of 1,463,480 common shares of the Company at a price of Cdn$0.25 per share, representing the out of pocket costs of Cdn$365,870 incurred and paid by UTI in respect of developing such technology. These costs, related to acquiring in-process research and development and start-up costs, were expensed as incurred.

The Company and UTI also entered into a Purchase and Trademark License on January 1, 1996, which was amended and restated, on May 4, 1999 and later amended effective July 1, 2000 (the "Purchase and Trademark License"), pursuant to which the Company: (i) acquired the name "UNIGLOBE Travel Online" with a license to use the trademark "UNIGLOBE" as part of such name; (ii) acquired a license to used the trademark "Uniglobe.com"; (iii) has a right to receive UNIGLOBE support services, such as assistance in marketing the Company's products and services and training of personnel in the use of the Company's technology, and (iv) has a right to access the UNIGLOBE retail network distribution system, to facilitate its business. In consideration of being granted these rights, the Company issued to UTI 9,000,000 common shares of the Company at a price of Cdn$0.25 per share representing an aggregate consideration of Cdn$2,250,000. The consideration was used to determine the number of common shares of the Company issued to UTI. For financial reporting purposes, these shares have been recorded at a value of $1, representing the carrying value of the acquired assets in the accounts of UTI. In addition, the Company agreed to pay UTI a monthly royalty of 7% of the revenues received or receivable by the Company in the relevant month less the amount of all referral commissions, incentive commissions and M&T contributions paid or payable by the Company during such month. See "Relationship to the UNIGLOBE Franchise Organization, M&T and UTI" above for a detailed description of these payments.

The Purchase and Trademark License provides that the sale by UTI of the "UNIGLOBE Travel Online" tradename was a sale of the tradename in its entirety and did not entitle the Company to use the name "UNIGLOBE" separately or distinctly from the balance of such tradename. UTI was also granted an option by the Company to purchase the names "UNIGLOBE Travel Online", but not the business of the Company, for nominal consideration in the event that a default by the Company occurs pursuant to the Purchase and Trademark License, which default is not cured within 30 days of notice from UTI or such additional time as UTI deems reasonable. UTI granted to the Company the right to engage in the wholesale travel business as an incident of offering travel product and services via the Internet or other similar computer networks. UTI reserved the right to participate in all aspects of the wholesale travel business, which might include utilization of the Internet to distribute products and services. The Company is required to pay interest on any late payments to UTI at a rate equal to the prime rate established by the Toronto

Dominion Bank plus 6%. Any failure by the Company to pay amounts owed to UTI constitutes grounds for termination of the Purchase and Trademark License Agreement. The Purchase and Trademark License will automatically terminate without notice to the Company if (i) the Company assigns its business for the benefit of creditors; (ii) a receiver, trustee in bankruptcy or similar officer is appointed to take charge of all, or part of, the Company's property; (iii) the Company becomes bankrupt or insolvent; (iv) the Company ceases business; (v) the Company enters into an agreement to sell substantially all of its business; or (vi) UTI exercises its option to purchase the name "UNIGLOBE Travel Online" as described earlier in this paragraph.

An integral part of the business of UTI is the granting of master franchises for geographical regions, pursuant to which UTI grants a license to a master franchisee to use the "UNIGLOBE" name and system to sell unit "UNIGLOBE" franchises within its region. The Company and UTI negotiated the consideration for the Purchase and Trademark License based on the consideration paid or payable to UTI by third parties to whom UTI has granted master licenses for geographical regions. The basis for the negotiations of such consideration was that, while there are differences between a license granted to use the "UNIGLOBE" name and system in conjunction with the Internet and a license (the "Geographical Master License") to use the "UNIGLOBE" name and system in conjunction with a geographical region, there are sufficient similarities between the two licenses to make comparable consideration payable therefor appropriate and any differences between the two licenses are more than compensated by the additional benefits and advantages to the Company provided in the Purchase and Trademark License, which benefits and advantages the holder of a Geographical Master License (the "Geographical Master Licensee") does not enjoy. Examples of these additional benefits include an indefinite term under the Purchase and Trademark License rather than a 10 year term with five year renewal rights under a Geographical Master License, lower royalty rates under the Purchase and Trademark License in comparison to royalty rates under a Geographical Master License and the right to sell wholesale travel products and services under the "UNIGLOBE" name, which right a Geographical Master Licensee does not have. In addition, the Purchase and Trademark License does not impose certain restrictions in respect of, or obligations on the part of, the Company which are imposed by a Geographical Master License, for example, minimum performance standards, the right of UTI to purchase the business of a Geographical Master Licensee after 24 years and a restriction on a Geographical Master Licensee listing its shares for trading on a recognized stock exchange.

Competition

The emerging online travel industry in which the Company operates will be characterized by continual technological change and the evolution of new standards and processes. The Company views its competition as falling into four groups:

1. Small independent travel agencies. Although there are many travel agencies with a small Web presence on the Internet, their lack of resources, expertise and brand name recognition causes the Company to believe this group is not a major factor in the competitive marketplace.

2. Large travel agencies, groups or chains. There are several large travel agency organizations active on the Internet. American Express, Rosenbluth Travel and Carlson Wagonlit have Web sites. The Company anticipates that additional existing travel agency companies will actively compete for online business.

3. Online travel agencies. In the online travel services market, the Company competes with other entities that maintain similar commercial Web sites, such as Expedia, Travelocity and Orbitz.com, Hotwire and Priceline.

4. Travel suppliers. Hotel, airline, car, cruise, tour companies and other suppliers of travel product are developing systems to conduct their business online. Many of these suppliers have greater financial and technical resources than the Company. While most travel suppliers sell their products and services directly to customers by telephone, the Company believes that many companies are increasing their sales efforts through Web sites for easy, online booking. Many airlines and hotels, such as United Airlines, offer travel services directly through their own Web sites, including travel services from other travel suppliers, eliminating the need to pay commissions to third parties such as the Company. Cruise lines such as Royal Caribbean and Celebrity began offering cruises through their Web sites during 1999. However, the Company believes that customers will be faced with such a multitude of alternatives that they will find it easier, faster and more cost effective to access one site where alternative suppliers of similar products as well as different suppliers covering the entire travel spectrum are available.

The Company is unable to anticipate which other companies are likely to offer competitive services in the future. There can be no assurance that the Company's online operations will compete successfully with any current or future competitors. Many of the Company's current and potential online competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than the Company and may enter into strategic or commercial relationships with larger, more established and well-financed companies. Increased competition may result in reduced operating margins, loss of market share and brand recognition. There can be no assurance that the Company will be able to compete successfully against current and future competitors, and competitive pressures faced by the Company may have a material adverse effect on the Company's business, operating results and financial condition. See "Item 3(D)-Risk Factors".

Government Regulation

Certain segments of the travel industry are heavily regulated by the United States and international governments, and accordingly, certain services offered by the Company are affected by such regulations. For example, the Company is subject to United States Department of Transportation ("DOT") regulations prohibiting unfair and deceptive business practices. In addition, DOT regulations concerning the display and presentation of information that are currently applicable to the GDS services accessed by the Company could be extended to the Company in the future, as well as other laws and regulations aimed at protecting consumers accessing online travel services or otherwise. The Company is also required to be registered in the State of Washington as a seller of travel products and comply with certain requirements, such as retention of all commissions received in a trust account until the customer travels. The Company is in compliance with the requirements established by the State of Washington. The Company is also a member of the Airline Reporting Corporation.

The Company is also subject to regulations applicable to businesses generally and laws or regulations directly applicable to access to online commerce. Although there are currently few laws and regulations directly applicable to the Internet and commercial online services, it is possible that a number of laws and regulations may be adopted with respect to the Internet or commercial online services covering issues such as user privacy, pricing, content, copyrights, distribution, antitrust and characteristics and quality of products and services. Furthermore, the growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on those companies conducting business online. The adoption of any additional laws or regulations may decrease the growth of the Internet or commercial online services, which could, in turn, decrease the demand for the Company's products and services and increase the Company's cost of doing business, or otherwise have a material adverse effect on the Company's business, operating results and financial condition.

C.   Organizational Structure

The following chart shows the corporate organization of the Company, its subsidiaries and related companies as at December 31, 2001 as well as the proportion of ownership in such entities:

      --------------------------------------------------------------------
           Charlwood Pacific Group Ltd. (Incorporated in Canada)
      --------------------------------------------------------------------
                                      | 100%
      --------------------------------------------------------------------
        Charlwood International Corporation (Incorporated in Canada)
      --------------------------------------------------------------------
                                      | 89.4%
      --------------------------------------------------------------------
              Uniglobe Travel (International), Inc.(1) ("UTI")
                          (Incorporated in Canada)
      --------------------------------------------------------------------
           |  100%                       |40%(2)                       |  90%
           |                             |                             |
-------------------------       -----------------------      -------------------
 Uniglobe Travel (Central           Uniglobe.com Inc.          Uniglobe Travel
 Services) Inc. ("Central            (the "Company")           (U.S.A.), L.L.C.
 Services") (Incorporated       (Incorporated in Canada)       ("Uniglobe USA")
      in Washington)                                           (Incorporated in
                                                                  Delaware)
-------------------------       -----------------------      -------------------
                                | 100%          100% |
                                |                    |
                        ----------------        ----------------
                          Uniglobe.com            Uniglobe.com
                          (U.S.A.) Inc.          (Barbados) Inc.
                        (Incorporated in        (Incorporated in
                          Washington)               Barbados)
                        ----------------        ----------------

(1) UTI has other subsidiaries that are not included in the organizational chart.
(2) Represents 100% of the Company's Class A Multiple Vote Stock and 86.5% of the voting control of the Company as of December 31, 2001.


D.  Property, Plant and Equipment

Beginning August 1999, the Company leased a 20,203 square foot office area from Unico Properties, Inc. at Valley Office Park, South Building, First Floor, 1801Lind Avenue Southwest, Renton, Washington 98055. Annual base rent is approximately $364,000 the first year, increasing to approximately $444,000 in the third and final year. The Company also pays for after hours heating and cooling, averaging approximately $11,000 per month. The Company is also required to pay its proportionate share of operating expenses. In September 1999, the Company agreed to sublease 25% of the office space to Central Services through an agreement that runs concurrent with the term of the lease. This sublease has since been verbally amended to increase to 37% of the office space. The sublease agreement includes the after hours heating and cooling charges. The lease is renewable for an additional three-year period at the market rates prevailing at that time.

During 1999, the Company subleased on a month-to-month basis, a 2,000 square foot office area from UTI, an affiliate of the Company, in a building at 810 - 1199 W. Pender Street, Vancouver, BC, Canada V6E 2R1. The Company is required to pay its proportionate share of office, parking and operating expenses. Effective January 1, 2000, the lease agreement was amended to reflect a reduction in the amount of space leased to 1,000 square feet for a revised annual total of approximately $13,000.

During the year ended December 31, 1999, the Company purchased office furniture under a long-term capital lease. In December of 2001, the Company bought out the furniture lease. In December of 2001, the Company purchased computer hardware under a long-term capital lease. The present value of net future minimum lease payments under this lease was $10,506. For additional information, See Note 12 of the Company's 2001consolidated audited financial statements for the year ended December 31, 2001 included herein.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.   Operating Results.

The following discussion of the financial condition, changes in financial condition and results of operations of the Company for the years ended December 31, 1999 through 2001, should be read in conjunction with the consolidated financial statements of the Company and related notes included therein. Unless expressly stated otherwise, all references to dollar amounts in this section are to United States dollars. The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

General

The Company provides travel products and services to consumers via the Internet. These products and services are sold to retail consumers through the Company's Web site on the Internet. The site allows the online consumer access to a comprehensive, convenient source of online travel information and to purchase travel products and merchandise electronically 24 hours a day, seven days a week. Previously, the Company also sold its products on a wholesale basis to participating UNIGLOBE travel agencies.

The Company's revenue is derived principally from offering travel products and information to the online customer. The Company currently derives revenue from a large number of geographically dispersed customers and bad debts have not been significant. Therefore, credit risks are considered minimal. Translation gains and losses resulting from variation in exchange rates, upon translation in to US dollars are included in operations.

The Company, and its subsidiaries, determined that as of October 1, 2000 its functional currency was the U.S. dollar. Previously the functional currency of the Company and its subsidiaries was the Canadian dollar. The change in the Company's functional currency was made as the majority of the Company's operating expenses and financing transactions are now denominated in the US dollar. The Company has remeasured its assets, liabilities, revenues, and expenses for prior periods using the rate in place at the date the change in functional currency occurred (known as the rate of convenience). Any translation adjustment arising from the remeasurement process has been included in remeasured net loss.

All figures reported include the accounts of the Company and its wholly owned subsidiaries, Uniglobe.com USA and Uniglobe.com Barbados, after elimination of inter-company transactions.

Recent Highlights

In May 2000, the Company announced that its primary focus would be to concentrate on its high-margin retail cruise business and its retail air, car and hotel business. As a result of this decision, the Company ceased providing fulfillment services for UNIGLOBE InHouse Travel ("InHouse Travel" or "InHouse") effective August 1, 2000. This resulted in an impairment charge of $627,651, due to reassessing the carrying value associated with certain remaining assets in the fulfillment division. Through these changes the Company was able to significantly reduce operating expenses between the second and fourth quarters of 2000. The Company has undertaken to reduce expenses in other areas as well as including negotiating a reduction in the management contracts under which it receives the services of the Chairman and Chief Executive Officer, Vice Chairman, and President and Chief Operating Officer. All of these changes are intended to support the Company's efforts to reach sustainable profitability.

In January and February 2001 the Company announced additional strategic relationships, partnering with Xylo (a provider of Web-based work/life solutions used by Fortune 5000 companies), and clikVacations.com (a Certified Vacation Group company). In July 2001 the Company announced an exclusive one-year cruise partnership (in the vacation section) with Trip.com, a wholly owned subsidiary of Galileo International. Trip.com is ranked in the top ten most visited travel sites on the Internet. The Company subsequently terminated its relationship with Trip.com on January 15, 2002.

On October 5, 2000, the Company announced that it had been ranked as the number one cruise Web site by the online rating service, Gomez Associates
(www.Gomez.com). In a subsequent ranking in early 2001, Uniglobe.com ranked third in the cruise ranking by Gomez Associates. On November 17, 2000, the Company announced its third-place ranking overall in the Gomez ranking of travel agency Web sites. Effective March 2001, Gomez Associates no longer ranks Internet travel sites. However, it does certify sites and Uniglobe.com has achieved the top certification ranking with three out of three stars. The Company believes it has continually demonstrated that its relatively modest expenditures in research and product development have been well managed and targeted in a highly competitive industry.

Recent events related to the terrorist attacks on New York City and Washington D.C. on September 11, 2001 affected the sales and operations of the Company. The Company experienced more than a 50% decline in bookings as travelers elected to cancel or delay their travel plans. As a result of the attacks, the Company made two decisions in late September 2001 to help weather the significant drops in sales and revenue. The Company reduced the number of staff members by 30% and also initiated a $15.00 service fee for customers buying air tickets on the Web site. To reduce redundant job functions, the Company also merged its air, car, and hotel department with the cruise department. The staff reduction, in addition to other cost cuts, is expected to reduce expenses by $50,000 per month, while the new transaction fees are expected to increase revenues by $25,000 per month. Recent announcements by the major cruise lines that they will pay 20% commissions through the end of 2001 also helped revenues in the fourth quarter.

In December 2001, the Company announced further layoffs of an additional 7% of its staff along with a 15% pay cut for all employees starting in January 2002. The Company also initiated a $27.00 transaction fee for customers purchasing a cruise cabin. All of these cost reductions, coupled with some increased revenues from new fees and some vendor contract re-negotiations, we believe will reduce our losses for the upcoming year. All of these changes are intended to support the Company's efforts to reach sustainable profitability.

Future Outlook

Uniglobe.com has developed an award-winning Web site to support its retail selling of travel products. Using the Amadeus system (Amadeus is a major global travel distribution system), Uniglobe.com is developing a new air, car, and hotel booking system. The Company believes the new booking system will be very competitive. The system simplifies the user experience while giving users access to a new air pricing function that searches out the lowest published airfares available. The system also has a new customer profile feature that speeds up the booking process. This new air, car, and hotel booking system is expected to launch during the second quarter of 2002.

Uniglobe.com is able to "parcel" out its Web site into air, car, hotel, cruise, and tour components and, therefore, can enter partnerships with other travel retailers to provide the specific modules they are looking to add. Uniglobe.com will seek to co-brand its entire site, or certain modules, for any compatible partner. This enables Uniglobe.com to potentially increase its sales through integrating itself into other e-commerce sites. Plans for 2002 include making the new booking engine downloadable over the Internet for third-party retail sites to book their own travel business, or to have Uniglobe.com carry out the fulfillment. Currently the Company provides its full travel site for Atevo.com and also co-brands its full travel site with Travel.com and its cruise site with clikVacations.com. Uniglobe.com plans to enter into additional such partnerships in 2002.

Also, the Company is continuing its relationships with other hotel and air discount travel sites that provide negotiated rates, so Uniglobe.com customers can receive up to 70% discounts from regular published fares. The travel partners are displayed as optional sources during the booking process. The benefit to Uniglobe.com in doing this is that additional revenues are generated for the Company with no increase in expenses. The customer links to our partner sites and then the partner handles the fulfillment and customer service. At this time, these partnerships include Hoteldiscount.com (Hotel Reservations Network), Gotoday.com (EuropeExpress), iExplore.com, Hotwire, and clikVacations.com. Again, during 2002, Uniglobe.com seeks to enter into additional such agreements.

On the marketing front, Uniglobe.com is emphasizing its e-mail marketing efforts, primarily focused around its Cruise Club marketing initiative. Consumers who sign up for the Cruise Club receive weekly product offerings by e-mail. The Exodus server technology that Uniglobe.com uses allows the Company to send out hundreds of thousands of HTML e-mails with the latest cruise offerings and last-minute deals. The customer can respond instantly, so the Company is able to see which products sell the best. This is an inexpensive and efficient marketing vehicle that typically delivers over 5% response rate for the Company. Due to the quick response times in marketing last-minute specials to this database, the cruise lines are increasing their offerings to Uniglobe.com. Increasing this database and finding creative ways to offer its customer's discounts and special pricing are where the Company will focus its marketing efforts in 2002.

In the first quarter of 2002, most of the major airlines announced the elimination of commissions to travel agents. To make up for the loss of revenue, the Company has increased its transaction fees from $15.00 to $30.00.

Recent Accounting Pronouncements

SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, issued under US GAAP and effective in 2001, establishes accounting standards for derivatives, and requires the reporting of derivative instruments information in annual and interim reports to shareholders. SFAS No. 133 did not have an impact on the Company's financial position or results of operations.

In June 2001, the Financial Accounting Standards Board ( "FASB ") introduced SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. SFAS No. 142 addresses the initial recognition of intangible assets acquired outside of a business combination whether acquired individually or with a group of other assets. These standards require all future business combinations to be accounted for using the purchase method of accounting. Goodwill will no longer be amortized but instead will be subject to impairment tests at least annually. The Company was required to adopt SFAS No. 141 on a prospective basis as of July 2001. The Company will be required to adopt SFAS No. 142 in January 2002. SFAS No. 141 did not, and 142 are not expected to, have an impact on the Company's financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets to be held and used, to be disposed of other than by sale, and to be disposed of by sale. The Company will be required to adopt SFAS No. 144 in the first quarter of 2002 on a prospective basis. Adoption is not expected to have significant impact on the Company's financial position or results of operations.

Critical Accounting Policies and Significant Estimates

The Company's significant accounting policies are outlined within Note 2 to the Company's consolidated financial statements. Some of those accounting policies require the Company to make estimates and assumptions that affect the amounts reported by the Company. The Company believes the following represent its critical accounting policies:

Revenue Recognition

Online sales

Revenues for certain cruise travel product sales are recorded when the Company acts as principal in the purchase and sale of travel products under negotiated contracts with cruise providers, exercises pricing control, and bears the risk of loss, collection, and returns. Revenues are recognized upon ticketing and when full payment has been received from the customer.

Online commissions

Commission revenues for air travel, cruise, hotel rooms, car rentals and vacation packages are recognized upon ticketing, when full payment has been received from the customer and the amount of the commission is determinable. Certain travel suppliers also pay performance-based compensation, known as overrides and tour conductor revenues, which are recognized in accordance with the terms of the agreements with travel suppliers.

Service revenues

Service revenues consisting of transaction processing fees, fees from other travel service providers, Internet development services and shipping and handling fees are recognized when services are performed, and the amount of revenue is determinable and is reasonably assured of being collected.

Income Taxes

The Company has incurred losses and other costs that can be applied against future taxable earnings to reduce the tax liability on those earnings. As the Company is uncertain of realizing the future benefit of those losses and expenditures, the Company has recorded a valuation allowance against most non-capital loss carry forwards, and other deferred tax assets arising from differences in tax and accounting bases. Actual results may be materially different from the current estimate.

Advertising and Barter Transactions

In January 2000, the EITF reached a consensus on Issue 99-17, Accounting for Advertising Barter Transactions.

As the Company has no historical practice of receiving cash on similar transactions, it is required to disclose the volume and type of advertising surrendered and received. During the year ended December 31, 2000, the Company entered into a barter campaign with exchange of text links and banner advertising impressions. During the year ended December 31, 2000, the Company provided a total of 4,390,376 advertising impressions in exchange for a total of 207,032,155 advertising impressions. The campaign was for a three-month period ending December 31, 2000. During the years ended December 31, 2001 and 1999 there were no bartering campaigns entered into. During the fiscal year ended December 31, 2001, 2000 and 1999, the Company incurred $322,885, $1,125,560 and
$705,331, respectively, of advertising costs which are included in sales and marketing expense.

Accounting for Long Term Debt and Inducements

During the year ended December 31, 2000, the Company entered into a five-year service agreement with Amadeus. In addition, the Company arranged a $3,000,000 convertible debenture with a company related to Amadeus. The debenture is repayable over a five-year period based on the determination of certain fees under the services agreement and upon the annual net income of the Company.

Pursuant to the debenture, the Company agreed to issue the holder 270,000 Class B shares and warrants to acquire an additional 2,500,000 Class B shares exercisable at $2.00 per share expiring on December 18, 2002. The debenture is convertible within sixty days after December 31, 2005 at the option of the holder into Class B shares at $7.00 per share. The Company has recorded the fair value of the debenture, $1,621,248, using a discount rate of 13.2%. In addition, the Company recorded the fair value of the warrants and conversion option of $50,000 and $32,198 respectively, in stockholders' equity. The remaining $1,296,554 represents the fair value of the inducement to enter into the services agreement. The fair value of the debenture will be accreted to its face value of $3,000,000 over the five-year term through the recording of additional interest expense, at an effective yield of 13.2%. The deferred contract inducement will be amortized on a straight-line basis over a five-year period against fees incurred in connection with the service agreement.

During the year ended December 31, 2001, the Company entered into a Loan Agreement with Westmark Hotels, Inc. for a $2,345,000 loan. The loan bears interest at the US prime rate from time to time payable quarterly and is repayable over a five year term based upon a percentage of certain commission revenues earned by the Company, subject to minimum annual payments. In addition, the Company issued warrants to acquire up to 3,333,333 Class B Shares over a two year period expiring February 28, 2003, at a price of CDN$0.21 up to February 28, 2002 and CDN$0.24 thereafter. The balance owing, if any, on the loan at the end of the term is convertible on December 31, 2005, at the holder's option, into Class B Shares at a 15% discount from the then current market price.

The Company has recorded the fair value of the initial loan, $1,898,388, using a discount rate of 13.2%. In addition, the Company recorded the fair value of the warrants of $381,158 in stockholders' equity. The fair value of the loan will be accreted to its face value of $2,400,000 over the five-year term through the recording of additional interest expense at an effective yield of 13.2%.

Use of Estimates

The preparation of financial statements in conformity with US generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities at the date of the financial statements and for the periods presented. Estimates are used for, but not limited to, the accounting for doubtful accounts, depreciation and amortization, income taxes and contingencies. Actual results may differ from those estimates.


A.  RESULTS OF OPERATIONS

The following table sets forth selected statement of operations data for the periods indicated as a percentage of revenues:


                                                    For the year ended December 31,
                                                   ---------------------------------
                                                      2001        2000        1999
   ---------------------------------------------------------------------------------
   Revenue                                             100%        100%        100%
   Cost of Revenues                                   15.6%        72.0%      89.5%
   Operating Expenses
      General & Administrative                       228.4%        76.7%      46.7%
      Sales & Marketing                               19.3%        16.0%       6.5%
      Web Site Development Costs                      17.5%         4.8%       5.95%
      Write down of InHouse Intangible assets          0.0%         7.7%       0.0%
   Total Operating Expenses                          265.2%       105.2%      59.1%
   Net Operating Loss                               (180.8%)     (77.2%)     (48.6%)


Year ended December 31, 2001, compared to year ended December 31, 2000

Gross travel bookings

Gross travel bookings represent the total purchase price of all travel products and services booked by Uniglobe.com. Gross travel bookings is provided as unaudited, supplemental information (See Note 2(q) of the consolidated financial statements). Total gross travel bookings for the year ended December 31, 2001, totaled $19,349,438, compared to gross travel bookings of $51,953,224 for the year ended December 31, 2000. The agreement to cease providing fulfillment services to InHouse Travel was effective August 1, 2000. As a result, there were no InHouse gross travel bookings for the year ended December 31, 2001, compared with $23,923,580 InHouse gross travel bookings for the year ended December 31, 2000. In addition, the Company's previously announced decision to wind-down its wholesale cruise operations decreased the wholesale cruise gross travel bookings from $1,818,770 for the year ended December 31, 2000, to nil for the year ended December 31, 2001.

The gross travel bookings from the Company's retail only sales (air, car, hotel and cruise) for the year ended December 31, 2001, were $19,349,438 compared to $26,210,874 for the year ended December 31, 2000. Online retail bookings are lower than the previous year due to the termination of the Expedia alliance, an economic recession resulting in lower travel sales, as well as the negative effects of the recent terrorist attacks on New York City and Washington on September 11, 2001.

Revenue

Total revenue for the year ended December 31, 2001, was $1,989,297, compared with total revenue of $8,123,175 for the year ended December 31, 2000. Revenue is made up of online sales, online commissions, advertising commissions and service revenue. Online sales represented revenue from certain cruise product sales where the Company acted as principal in the purchase, exercised pricing control and bore a risk of loss, collections and returns (wholesale sales). Online commissions represent the commission revenue earned by the Company on travel bookings (retail sales). Advertising commission represents revenue earned by the Company from advertising other travel-related businesses on its website. Service revenue includes transaction processing fees, shipping and handling fees and revenue from the provision of fulfillment services of InHouse.

As a result of the Company's previously announced decision to wind-down its wholesale cruise operations and to refocus its efforts on the higher margin retail cruise business, there was no revenue from online sales for wholesale cruise operations for the year ended December 31, 2001. Online sales for the year ended December 31, 2000, were $3,574,943. See cost of revenues and gross profit discussion below.

Online commission revenue for the year ended December 31, 2001, was $1,857,099, compared to the year ended December 31, 2000, of $4,152,133. The decrease in online commission revenue was due to the Company's decision to eliminate its operations of InHouse Travel effective August 1, 2000. All of the online commissions for the year ended December 31, 2001, were from the Company's online retail cruise, air, car and hotel bookings. In contrast, online retail cruise, air, car and hotel bookings for the year ending December 31, 2000, resulted in online commission revenues of $2,302,245 of which the remainder ($1,849,888) in commission revenue was attributable to Inhouse. Online retail commissions are lower than the previous year due to the termination of the Expedia alliance, an economic recession resulting in lower travel sales, as well as effects of recent terrorist attacks on New York and Washington on September 11, 2001.

The Company's advertising commission for the year ended December 31, 2001, was $40,137. There was no advertising revenue for the year ended December 31, 2000. In April 2000 the Company entered an agreement with Doubleclick to manage its banner advertising on the Uniglobe.com site. Also, later in 2000, the Company launched a TravelShop page on its website and integrated new travel partners into the site that pay advertising/referral fees as an additional revenue source to the Company.

The Company's service revenue for the year ended December 31, 2001, and 2000 was $92,061 and $396,099, respectively. This decline in service revenue is due to the decision to terminate the contract for InHouse Travel as the majority of revenues ($372,218) from services in the year ended December 31, 2000, were fees earned from InHouse. The fees earned for the year ended December 31, 2001, represent cruise transaction fees and courier and change/cancel fees on retail cruise, air, car, and hotel ticket sales.

Cost of revenues and gross profit

Cost of revenues represent specific direct costs associated with revenues earned, such as referral commissions, transaction-based reservation system and booking fees, direct fulfillment costs, and bank card fees. Cost of revenues does not include indirect operating and fulfillment expenses. Cost of revenues for the service segment of the business included bankcard fees associated with InHouse.

There was no cost of revenues for online sales for wholesale cruise operations for the year ended December 31, 2001. Cost of revenues for the year ended December 31, 2000, were $3,567,148, resulting in a gross margin of $7,795 for online sales. Cost of revenues for online commissions was $310,330 for the year ended December 31, 2001, resulting in a gross margin of $1,546,769 compared to cost of revenues for online commissions of $2,281,620 for the year ended December 31, 2000, with a gross margin of $1,870,513. Gross profit as a percentage of revenues increased for the year ended December 31, 2001, to 84.4% from 28.0% for the year ended December 31, 2000. The increase in gross profit is due to the absence of InHouse and wholesale cruise revenue and related cost of revenues. Currently, online commission revenue from retail bookings is largely retained by the Company, which results in a higher percentage of gross margins to revenue.

Gross profit as a percentage of gross travel bookings was 8.7% and 4.4% for the year ended December 31, 2001, and 2000 respectively. Gross profit as a percentage of bookings have also increased as a result of changes in focus from online sales to online commissions, and is expected to stabilize at the higher percentages.

Operating expenses

Total operating expenses were $5,275,342 and $8,542,700 for the year ended December 31, 2001, and 2000, respectively. For the year ended December 31, 2001, operating expenses consisted of general and administrative expense of $4,543,250, sales and marketing expense of $383,598 and research and product development expense of $348,494. In comparison, operating expenses for the year ended December 31, 2000, consisted of general and administrative expense of $6,230,463, sales and marketing expense of $1,296,095 and research and product development expense of $388,491. Operating expenses for 2000 also included a charge of $627,651 for the impairment of certain intangibles assets associated with the Company's decision to refocus its operations on the higher margin retail markets and wind-down its operations relating to acquisition of the travel fulfillment operations of InHouse Travel Group LLC ("ITFD of InHouse"). The overall decrease in total operating expense is largely due to decreases in certain expenses that had been associated with InHouse and the operation of the wholesale cruise activities.

General and administrative expenses decreased $1,687,213 to $4,543,250 for the year ended December 31, 2001, from $ 6,230,463 in the year ended December 31, 2000. General and administrative expense includes personnel costs and related operating expenses for administrative, accounting, financial, human resources and management employees; legal, accounting and general professional services, investor relations and compliance; personnel costs for employees involved in fulfillment and other general business expenses, and the Company's facilities expense. Depreciation and amortization are included in general and administrative expenses. The decrease in general and administrative expenses is attributable to the Company's efforts to reduce expenses, other than those directed at producing increases in revenue, as a part of its efforts to become profitable. More specifically, personnel and related expenses declined approximately $393,274, professional fees declined $295,832, office, facilities and related expenses declined $634,674, depreciation and amortization expense declined $311,729 and travel and meeting costs declined $51,704. The year ended December 31, 2000, included seven months of InHouse operating costs and costs associated with operating the wholesale cruise division, as compared to the year ended December 31, 2001, which did not include any of these costs.

Sales and marketing expense decreased $912,497 to $383,598 for the year ended December 31, 2001, from $1,296,095 in the year ended December 31, 2000. Sales and marketing expense includes personnel costs and related operating expenses for employees involved in sales and marketing activities; professional services associated with marketing and public relations; and advertising expenses. Advertising expense for the year ended December 31, 2001, compared with the year ended December 31, 2000, decreased $873,795. The majority of this decrease is due to the termination (effective October 12, 2000) of the Expedia Cruise Sponsorship and Cruise Travel Network contract with Uniglobe.com. Uniglobe.com declined to pay the additional fees required for an exclusive partnership with Expedia since management believed there would be insufficient return on this investment. This advertising contract had commenced in December 1999 and was the largest single advertising expenditure during the year ended December 31, 2000. In the future, the Company plans to redirect the advertising funds to develop other business relationships. The remaining decrease in the year ended December 31, 2001, compared to the year ended December 31, 2000, was the result of reduced personnel costs of $28,998 and reduced office, facilities and general expenses of $9,704.

Research and product development expenses decreased $39,997 to $348,494 for the year ended December 31, 2001, from $388,491 for the year ended December 31, 2000. Research and product development expense includes personnel costs and related operating expenses for employees involved in research, technology and product development activities; professional services associated with research and development; and non-capital computer hardware and software expenses. This decrease is due to a reduction in Web development costs of $53,632, reduced office and professional expense of $20,260 and is offset by an increase due to hiring of additional personnel of $33,895.

Loss and loss per share for the year

The Company incurred a net loss of $3,459,626 ($.14 per share) for the year ended December 31, 2001, compared to a net loss of $6,077,640 ($.26 per share) for the year ended December 31, 2000. The net loss for the year ended December 31, 2000, included a non-cash charge of $627,651 for the write-down of the ITDF of InHouse intangible assets. The reduction in the loss for the year ended December 31, 2001, compared to the loss in the year ended December 31, 2000, is largely the result of reductions in the operating expenses (from $8,542,700 to $5,275,342). The reduction in general and administrative expenses is largely due to the termination of InHouse and the wind-down of wholesale cruise activities. The reduction in operating expense related to these activities more than offset the decline in gross margin associated with them. Given the stage of development of the Company and its sales levels, the loss is consistent with management's expectations. The Company expects to continue to post losses in the near future as it continues to maintain its revenue base while reducing costs.


Year ended December 31, 2000, compared to year ended December 31,1999

Gross travel bookings

Total gross travel bookings for the year ended December 31, 2000, totaled $51,953,224, up 9% from the $47,466,788 in gross travel bookings for the year ended December 31, 1999. Gross travel bookings from the Company's retail only sales (air, car, hotel and cruise) for the year ended December 31, 2000, were $26,210,874 compared to $10,373,860 for the year ended December 31, 1999 - a 153% increase. Continued customer loyalty, increased bookings, growing brand recognition, and increased advertising contributed to the growth in online retail bookings.

Revenue

Total revenue for the year ended December 31, 2000, was $8,123,175, compared with total revenue of $10,831,482 for the year ended December 31, 1999. Online commission revenue for the year ended December 31, 2000, was $4,152,133 or 51% of the total revenue, compared to the year ended December 31, 1999, of $3,245,048 or 30% of the revenue. Uniglobe.com's focus in fiscal 2000 on the high margin retail transactions resulted in the increase in online commissions. For the year ended December 31, 2000, online sales were $3,574,943, down 49% from $7,076,555 in online sales for the year ended December 31, 1999. This decline is the result of the Company's decision to refocus its operations on the higher margin retail operations.

The Company's service revenue for the year ended December 31, 2000, and 1999 was $396,099 and $509,879, respectively. For the year ended December 31, 2000, service revenue included seven months of fees earned from InHouse. For the year ended December 31, 1999, service revenue included nine months of fees earned from InHouse as well as processing fees charged on wholesale cruises (online sales).

During the year ended December 31, 2000, the Company entered into a barter campaign with Infospace for exchange of text links and banner impressions. As the Company has no historical practice of receiving cash for these exchanges or of similar transactions, it has not recorded the value of such arrangements in its financial statements. During the year ended December 31, 2000, the Company provided a total of 4,390,376 advertising impressions in exchange for a total of 207,032,155 advertising impressions. The advertising campaign was for a three-month period ended December 31, 2000.

Cost of revenues and gross profit

Cost of revenues for the year ended December 31, 2000, were $3,567,148, resulting in a gross profit of $7,795 for online sales. Cost of revenues for the year ended December 31, 1999, were $7,063,326, resulting in a gross profit of $13,229 for online sales. Cost of revenues for online commissions was $2,281,620 for the year ended December

31, 2000, resulting in a gross profit of $1,870,513 compared to cost of revenues of $2,629,773 for the year ended December 31, 1999, with a gross profit of $615,275. Gross profit as a percentage of revenues increased for the year ended December 31, 2000, to 28.0% from 10.5% for the year ended December 31, 1999. The increase in gross profit was primarily due to the increase in commission revenue. Currently, online commission revenue from retail bookings is largely retained by the Company, which results in a higher percentage of gross profit to revenue.

Gross profit as a percentage of gross travel bookings was 4.4% and 2.4% for the year ended December 31, 2000 and 1999 respectively. Gross profit as a percentage of bookings have also increased as a result of changes in focus from online sales to online commissions.

Operating expenses

Total operating expenses were $8,542,700 and $6,405,195 for the year ended December 31, 2000, and 1999, respectively. For the year ended December 31, 2000, operating expenses consisted of general and administrative expense of $6,230,463, sales and marketing expense of $1,296,095 and research and product development expense of $388,491. Operating expenses for 2000 also included a charge of $627,651 for the impairment of certain intangibles assets associated with the Company's decision to refocus its operations on the higher margin retail markets and wind-down its operations relating to acquisition of the ITFD of InHouse. In comparison, operating expenses for the year ended December 31, 1999, consisted of general and administrative expense of $5,060,580, sales and marketing expense of $705,680 and research and product development expense of $638,935.

General and administrative expenses increased $1,169,883 to $6,230,463 for the year ended December 31, 2000, from $5,060,580 in the year ended December 31, 1999. General and administrative expense increased as a result of increased personnel costs of $428,535, increased office and general expenses of $490,197, and increased amortization and depreciation expenses of $360,654. These increases were partially offset by decreases in professional fees of $97,024 and travel expenses of $12,479. Included in general and administrative expenses for the year ended December 31, 2000, was $562,606 in expense associated with the operation of the ITFD of InHouse. The increase in general and administrative expense during the year ended December 31, 2000, was attributable to an increase in personnel to support the growth in retail sales and the cost of operating the new office facility that the Company occupied in September of 1999.

Sales and marketing expense increased $590,415 to $1,296,095 for the year ended December 31, 2000, from $705,680 in the year ended December 31, 1999. Advertising expense for the year ended December 31, 2000, compared with the year ended December 31, 1999, increased $597,894. The majority of this increase is due to the Expedia Cruise Sponsorship and Cruise Travel Network contract with Uniglobe.com. This advertising contract had commenced in December 1999 and was the largest single advertising expenditure during the year ended December 31, 2000. This increase was offset by nominal decreases in travel of $2,141and $5,338 in office, facilities and general expenses.

Research and product development expenses decreased $250,444 to $388,491 for the year ended December 31, 2000, from $638,935 for the year ended December 31, 1999. This decrease was due to a reduction in web development costs of $62,577, reduced office and professional expense of $40,686. Non cash amortization expense also declined by $174,213. These decreases were partly offset by increases in personnel expenses of $20,346 and travel expenses of $6,686.


Loss and loss per share for the year

The Company incurred a net loss of $6,077,640 ($0.26 per share) for the year ended December 31, 2000, compared to a net loss of $5,165,498 ($0.25 per share) for the year ended December 31, 1999. The net loss for the year ended December 31, 2000, included a non-cash charge of $627, 651 for the write-down of the ITDF of InHouse intangible assets. The loss - given the stage of development of the Company and its sales levels - was consistent with management's expectations.

The Company obtains, by contract, a variety of services from affiliated companies. These services include general management services. These contracts are expected to remain in place until it is economically desirable, or operationally beneficial, to employ full-time staff for such services. See Note 11(a) of the Company's consolidated financial statements.

Certain of the Company's products and services are priced and sold in Canadian dollars. In addition, certain administrative expenses are denominated in Canadian dollars. This exposure produces a price risk from exposure to fluctuations in the Canadian exchange rate, which the Company believes will not have a material adverse impact for the foreseeable future. Any increase in the relative value of the Canadian dollar to the US dollar results in increased revenue and expenses and a decrease in net income to the Company as the Company's Canadian dollar expenses exceed the Canadian dollar revenue. A decrease in the relative value of the Canadian dollar to the US dollar would decrease revenues and expenses and would increase the Company's net income. The Company does not hedge foreign currency translations nor funds denominated in Canadian dollars.

B. LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2001, the Company had cash and cash equivalents which totaled $2,209,252, and working capital, as defined by the excess of current assets over current liabilities, of $1,989,462. During the year ended December 31, 2001, cash used in operating activities was $2,811,850. The Company generated $2,051,577 through financing activities for the year ended December 31, 2001. Investing activities included $102,551 in furniture and fixture acquisitions for the year ended December 31, 2001.

On March 1, 2001, Uniglobe.com completed a $ 2,345,000 loan financing that was entered into on January 19, 2001, with Westmark Hotels, Inc. The loan is repayable over five years from certain commission revenues, subject to minimum annual payments. In addition, Uniglobe.com issued Westmark warrants to acquire up to 3,333,333 Class B shares over a two year period as part of the loan agreement (see Note 16 of the Company's 2001consolidated financial statements). The loan bears interest at the US prime rate, payable quarterly, and is repayable over a five year term based upon a percentage of certain commission revenues earned by the Company, subject to minimum annual payments. The warrants are exercisable over a two year period and, if completely exercised, the Company would receive additional proceeds of $700,000 Canadian ("C") (approximately $456,000) to C$805,000 (approximately $524,000). The balance owing, if any, at the end of the term is convertible on December 31,2005, at the holder's option into Class B shares.

As of December 31, 2001, the Company had share purchase warrants and share options outstanding granting the holders the right to purchase 9,264,323 Class B shares of the Company that, if completely exercised, would result in additional proceeds of $13,205,214 to $13,273,547 depending if and when exercised. There can be no assurance that the options and warrants outstanding will be exercised in the future.

Continuing Operations

During the fourth quarter of 2001, the Company announced plans to reduce its cost structure including staff terminations and other expense reductions. The Company expects to have sufficient working capital to support its operations during the twelve-month period subsequent to December 31, 2001. In the future, the Company may consider additional reductions in expenditures. The Company is considering additional financing alternatives. The Company anticipates using the cash on hand to fund operating losses. The Company's activities have been funded principally through the sales of equity securities and this source of financing is anticipated to continue until the Company develops a positive cash flow from operations. The Company has also raised funds through convertible securities. The ability of the Company to continue operations is dependent on obtaining profitable operations and or additional financings. The ability of the Company to access the capital markets or to enlist new joint venture partners is substantially determined by the success or failure of its ability to increase customer travel bookings, increase transaction fees as well as maintain or improve commission rates from suppliers. The success or failure of its alliances, sales and marketing campaigns, and service quality, will have a significant impact on future operations.

Although the Company has been successful in raising the necessary funds in the past, there can be no assurance that the Company will have sufficient financing to meet its capital or operating requirements, or that additional financing will be available on terms acceptable to the Company in the future. If additional financing cannot be secured, the Company will be forced to curtail its advertising, sales, marketing, and product development even further. If the Company cannot raise or arrange the cash requirements necessary to meet minimum obligations on its advertising commitments and leased facilities, these services and facilities may be forfeited. If such funds are unavailable or are not available on terms acceptable to the Company, the Company may be unable to maintain its operations, take advantage of opportunities, develop new products, or otherwise respond to competitive pressures.

The impacts of the September 11, 2001, terrorist attacks on New York City and Washington D.C. on the travel industry in general were harmful to our 2001 results. However, we believe conditions are improving and we estimate that our overall bookings have returned to 90% of pre-September levels. Nonetheless, any additional attacks, acts of war, or measures taken by governments in response thereto would likely negatively affect the travel industry as well as our business, operating results and financial condition in the future.


The following table summarizes the Company's obligations and commitments as at December 31, 2001:

                                                                     Payments due by Period
                                           -----------------------------------------------------------------------
                                                             Less
Contractual                                                 Than 1          1-3             4-5           After 5
Obligations/Commitments                       Total           Year          Years           Years          Years
-----------------------                    -----------      ---------   -----------      -----------      --------
Long Term Debt (Principal and Interest)    $ 5,400,000      $ 250,000   $ 1,450,000      $ 3,700,000      $     -
Operating Lease                                147,502        147,502             -                -            -
Capital Lease Obligation                        10,506          2,203         5,596            2,707            -
-----------------------                    -----------      ---------   -----------      -----------      --------
Total Obligations                          $ 5,558,008      $ 399,705   $ 1,455,596      $ 3,702,707      $     -
                                           ===========      =========   ===========      ===========      =========


C.   Research and Development, Patents and Licenses, etc.

Web site Development

The Company's research and development efforts are focused primarily on the development and improvement of its Web site and product development. The Company spent $348,494 in 2001, $388,491 in 2000 and $638,935 in 1999 on product and Web site development. See "Item 4. Information on the Company-Development and Acquisition of Uniglobe Travel Online Technology". These expenses include personnel cost and related facilities expenses, professional services related to research and development maintenance and the cost of computer hardware and software.

Patents, Trademarks and Copyrights

Given the nature of the Company's products, it is not possible to patent them, although the Company may copyright certain software when it fully develops a multimedia database for its Web site. The UNIGLOBE trademark has been registered by UTI and UTI has applied for a trademark for Uniglobe.com in both Canada and the United States and use of either mark is only permitted under strict predetermined conditions in accordance with a graphic standards manual. Pursuant to the Purchase and Trademark License, UTI granted a license to the Company to use the trademark "UNIGLOBE" as part of the tradename "UNIGLOBE Travel Online" and "UNIGLOBE.com" for the sole purpose of the online business and the Company at this time does not need any further trademark protection for its products. However, if due to the growth of its products in the future, the Company deems it to be prudent to protect any product names, it may then take steps to trademark such names.

The Company requires all of its management level employees, contractors and consultants to enter into confidentiality agreements that generally prohibit the use or disclosure of any trade secrets or other confidential information about the business of the Company or any of its proprietary rights. Although the Company believes that its proprietary technology is adequately protected by confidentiality agreements with employees, distributors and customers and by the nature of the technology itself, the Company has no assurance of effective protection against product piracy or theft.


D.   Trend Information

A significant portion of the Company's online revenue is dependent on the commissions customarily paid by travel suppliers for bookings made through the Company's online travel service. Travel agents are compensated primarily through commissions paid by travel suppliers on products and services booked. These commission rates and override commissions, which are determined by travel suppliers and are subject to frequent change. In a move to lower distribution costs, in September 1997, the major U.S. airlines reduced the commission rate payable to traditional travel agencies from approximately 10% to approximately 8%. In 1997, the major U.S. airlines reduced the commission rate payable for online reservations from approximately 8% to approximately 5%. In addition, in a continuation of this trend, in the first half of 1998, one major airline reduced its fixed rate commission structure for online roundtrip ticket sales to $10.00. In addition, a second major airline further reduced its cap on per-roundtrip ticket commissions payable for online ticket sales to $10.00. In 2001, Northwest Airlines announced it would not pay commissions for online bookings. In the first quarter of 2002, most of the major airlines announced the elimination of commissions. There can be no assurance that other hotel chains or other travel suppliers will not reduce current industry commission rates or eliminate such commissions entirely. If this trend continues, it may have a material adverse effect on the Company's business, operating results and financial condition.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   Directors and Senior Management

The current directors and senior management of the Company are as follows:


                                      Commencement of Term of Office with              Principal Occupation (s)
        Name and Position                         the Company                       and Related Business Experience
----------------------------------------------------------------------------------------------------------------------
R. Christopher Charlwood(1)                       June 1999                  President and Chief Executive Officer of
President, Chief Executive              (appointed President and Chief       the Company
Officer and Director                    Executive Office in May 2002)
----------------------------------------------------------------------------------------------------------------------
Martin H. Charlwood(1)                          December 1995                President, Uniglobe Travel (International)
Chairman and Director                  (appointed Chairman in May 2002)      Inc. and Vice Chairman of the Company
----------------------------------------------------------------------------------------------------------------------
U. Gary Charlwood(1)                            December 1995                Chairman of the Board, Uniglobe Travel
Director                                                                     (International) Inc.; Chief Executive
                                                                             Officer, Uniglobe Travel (International)
                                                                             Inc. (a franchisor of travel agencies);
                                                                             Chairman of the Board and Chief Executive
                                                                             Officer, Century 21 Real Estate Canada Ltd.
                                                                             (a franchisor of real estate companies)
----------------------------------------------------------------------------------------------------------------------
Stanley C. Fuller(2)(3)                                                      President, Earl's Restaurants Ltd. (a food
Director                                        February 1996                services company)
----------------------------------------------------------------------------------------------------------------------
Michael Hagerman(2)(3)                         September 1998                Chairman, Make Technologies Inc, (an
Director                                                                     internet solutions company)
----------------------------------------------------------------------------------------------------------------------
L. Neil Marshall                                February 1996                Partner, Lawson Lundell  (a law firm)
Director
----------------------------------------------------------------------------------------------------------------------
Roger R. Moore(2)(3)                            February 1996                Independent Management Consultant.
Director                                                                     Previously member of Management Group, PA
                                                                             Consulting Group
----------------------------------------------------------------------------------------------------------------------
Michael Dauberman                               December 1995                Executive Vice President of the Company
Executive Vice President
----------------------------------------------------------------------------------------------------------------------
Tracy Bartram                                   December 1995                Secretary and Treasurer of the Company
Secretary                                                                    (part-time); Senior Vice-President and
                                                                             Chief Financial Officer, Uniglobe Travel
                                                                             (International) Inc.
----------------------------------------------------------------------------------------------------------------------
Stephen W. Lewis                                September 1999               Vice President of the Company; Vice
Vice President                                                               President, Uniglobe Travel (International)
                                                                             Inc.
----------------------------------------------------------------------------------------------------------------------
Henry Ellis                                        May 2002                  Partner, Gowling Lafleur Henderson, LLP (a
Director                                                                     law firm)
----------------------------------------------------------------------------------------------------------------------
(1)  U. Gary Charlwood is the father of Martin H.  Charlwood and R.  Christopher
     Charlwood.  U. Gary Charlwood,  the Chairman and Chief Executive Officer of
     the Company is the President and a director of Charlwood Pacific Group Ltd.
     and holds 70% of the issued and  outstanding  shares of  Charlwood  Pacific
     Group  Ltd.  Charlwood  Pacific  Group  Ltd.  holds all of the  issued  and outstanding  shares of  Charlwood  International  Corporation  and directly holds no common shares of the Company.  Charlwood International Corporation holds 89.4% of the issued and outstanding shares of UTI. Messrs.  Charlwood provide  services to the Company  pursuant to a management  agreement  with
     Charlwood  International  Corporation,  Cobalt Real Estate  Corporation and
     Charlwood Pacific Properties Ltd.
(2)  Denotes member of the Audit Committee.
(3)  Denotes member of the Compensation Committee.

Directors of the Company were elected at the last Annual General Meeting held on May 29, 2002, and serve until the next Annual General Meeting, or when their successors are duly elected and qualified. The Board increased the number of directors, from seven to eight at a meeting of the Board on April 17, 2002, pursuant to the By-laws of the corporation. Officers are appointed by the Board and serve at the pleasure of the Board.

No arrangement or understanding exists between any such director or officer and any other persons pursuant to which any director or executive officer was elected as a director or executive officer of the Company.

B.   Compensation

The Corporation had a management agreement with Charlwood Pacific Properties Ltd. (located at 1199 West Pender Street, Suite 900, Vancouver, Canada), for the period January 1, 2001 to April 30, 2001, under which the Corporation received the management services of U. Gary Charlwood, Martin H. Charlwood and R. Christopher Charlwood (all of Vancouver, Canada). Charlwood Pacific Properties Ltd. is controlled by R. Christopher Charlwood and Martin H. Charlwood. Included in the expenses of the Corporation for the year ended December 31, 2001 is $80,939 paid under this agreement.

The Corporation had a management agreement with Charlwood International Corporation (located at 1199 West Pender Street, Suite 900, Vancouver, Canada), the immediate parent company of Uniglobe Travel (International) Inc., for the period May 1, 2001 to December 31, 2001, under which the Corporation received the management services of U. Gary Charlwood, Martin H. Charlwood and R. Christopher Charlwood. Included in the expenses of the Corporation for the year ended December 31, 2001 is $128,645 paid under this agreement.

The Corporation had a management agreement with Cobalt Real Estate Corporation (located at 1199 West Pender Street, Suite 900, Vancouver, Canada), for the period May 1, 2001 to December 31, 2001, under which the Corporation received the management services of Martin H. Charlwood and R. Christopher Charlwood. Cobalt Real Estate Corporation is controlled by R. Christopher Charlwood and Martin H. Charlwood. Included in the expenses of the Corporation for the financial year ended December 31, 2001 is $31,185 paid under this agreement.

The aggregate direct remuneration paid or payable by the Corporation and its subsidiaries (the financial statements of which are consolidated with those of the Corporation) to the directors and senior officers of the Corporation during the year ended December 31, 2001 was $476,730.

The Company has established the 1996 Share Option Plan (the "option plan") which provides for options to purchase Class B Shares to be granted by the Company to directors, officers, employees and consultants of the Company and affiliated companies. The aggregate number of Class B Shares reserved for issue at any time cannot exceed 10% of the aggregate number of issued and outstanding Class A Shares and Class B Shares of the Company. At the date options are granted, the exercise price for an option shall not be less than the then market price of the Class B shares of the Company. Options granted are subject to certain vesting requirements. For the year ended December 31, 2001 there were no options granted to any director or any officer member of Senior management. During the year ended December 31, 2001, neither the Company's directors nor any member of Senior Management exercised any such options.

The Corporation does not pay directors' fees. There are no other arrangements under which directors of the Corporation were compensated by the Corporation during the year ended December 31, 2001 for their services in their capacity as directors and, without limiting the generality of the foregoing, no additional amounts are payable under any standard arrangements for committee participation or special assignments, except that directors are entitled to be paid reasonable travelling, hotel and other expenses incurred by them in the performance of their duties as directors.

The Company is required under applicable securities legislation in Canada, to disclose to its shareholders details of compensation paid to its directors and officers. The following information fairly reflects all material information regarding compensation paid to the Company's directors and officers, which information has been disclosed to the Company's shareholders in accordance with applicable Canadian law.

The following table sets forth particulars concerning the compensation of the Directors and Senior Management of the Company for the previous three fiscal years:


------------------------------- -------------- -------------------------------------------- ----------------- ------------
                                                                                               Long-Term
                                                           Annual Compensation                Compensation
                                               ---------------- ------------ -------------- ----------------- ------------
                                                                                               Securities      All Other
                                 Year Ended                                  Other Annual    Under Options    Compen-sation
Name and Principal Position      December 31      Salary(1)        Bonus     Compensation       Granted
                                                                                                  (#)
------------------------------- -------------- ---------------- ------------ -------------- ----------------- ------------
U. Gary Charlwood,                  2001         US     $0           --            --               0              --
Chairman of the Board and           2000         US $41,092          --            --            138,000           --
Chief Executive Officer             1999         US $66,510          --            --            200,000           --

Martin H. Charlwood,                2001         US $58,724          --            --               0              --
Vice Chairman of the Board          2000         US$139,869          --            --            138,000           --
                                    1999         US$161,481          --            --            225,000           --

R. Christopher Charlwood,           2001         US$182,045          --            --               0              --
President and Chief Operating       2000         US$148,694          --            --            138,000           --
Officer                             1999         US$101,516          --            --            225,000           --

Stanley Fuller, Director            2001             --              --            --               0              --
                                    2000             --              --            --             20,000           --
                                    1999             --              --            --             20,000           --

Michael Hagerman, Director          2001             --              --            --               0              --
                                    2000             --              --            --             34,228           --
                                    1999             --              --            --             20,000           --

L. Neil Marshall, Director          2001             --              --            --               0              --
                                    2000             --              --            --             20,000           --
                                    1999             --              --            --             20,000           --

Roger R. Moore, Director            2001             --              --            --               0               US$0
                                    2000             --              --            --             20,000          US$29,240
                                    1999             --              --            --             20,000          US$30,398

Michael Dauberman,                  2001         US$135,000      US$15,000     US$22,356           0               --
Executive Vice President            2000         US$155,522          --            --             85,000           --
                                    1999         US$112,722      US$ 5,875      US$96,016         85,000           --

Tracy Bartram, Secretary            2001             --              --            --               0              --
                                    2000             --              --            --             30,000           --
                                    1999             --              --            --             30,000           --

Stephen W. Lewis, Vice              2001         US $12,350          --            --               0              --
President(2)                        2000         US $12,461          --            --             15,000           --
                                    1999         US  $8,824          --            --             15,000           --

Julia Davidson, Senior Vice         2001         US $63,605          --            --               0              --
President,                          2000         US$119,683          --            --             60,000           --
Administration and                  1999         US $11,087          --            --             10,000           --
Chief Financial Officer(3)
------------------------------- -------------- ---------------- ------------ -------------- ----------------- ------------
(1)  Amounts shown for Messrs.  U. Gary, R.  Christopher and Martin H. Charlwood
     represent  management fees paid from January 1, 2001 through April 30, 2001 to Charlwood  Pacific  Properties Ltd. and management fees paid from May 1,
     2001 to December 31, 2001 to Charlwood International Corporation and Cobalt
     Real Estate Corporation.  Charlwood Pacific Properties Ltd. and Cobalt Real
     Estate Corporation are companies controlled by R. Christopher Charlwood and
     Martin H. Charlwood.  Charlwood International  Corporation is a corporation indirectly controlled by U. Gary Charlwood.
(2)  Salary  amounts  represent a portion of Mr. Lewis' salary from UTI that was allocated to the Company.
(3)  Ms. Davidson was employed for two months during the Corporation's financial year ended December 31, 1999. Ms. Davidson  resigned from the Company April
     27, 2001. Currently there are no plans to replace Ms. Davidson.

Termination of Employment, Change in Responsibilities and Employment Contracts

There are no employment contracts between the Company and its officers, other than the management agreement with Charlwood International Corporation.

Neither the Company nor any of its subsidiaries have any plan or arrangement with respect to compensation to its executive officers which would result from the resignation, retirement or any other termination of the executive officers' employment with the Company and its subsidiaries or from a change of control of the Company or any subsidiary of the Company or a change in the executive officers' responsibilities following a change in control, where in respect of an executive officer the value of such compensation exceeds $100,000.

Compensation of Directors

In June 1999, the Corporation granted to each director who is not also an employee of the Corporation stock options to purchase up to 20,000 Class B Shares at Cdn$5.40 per share pursuant to the Corporation's Share Option Plan. In July 2000, the Company also granted options to each director who was not an employee for the Corporation stock options to purchase up to 34,228 Class B Shares at Cdn$0.70. The most stock options granted in July 2000, to any one director who was not an employee of the Corporation, was $34,228.

If a director is called upon to perform any professional or other services for the Company that, in the opinion of the directors, is outside of the ordinary duties of a director, such director may be paid remuneration for such services. During the year ended December 31, 2000, Roger R. Moore received $29,240 for consulting and professional services rendered to the Company (approximately $30,938 in 1999). Mr. Moore received no remuneration for services during the year ended December 31, 2001.

C.   Board practices

All directors hold office until the next annual meeting of Uniglobe.com shareholders, which generally is in May of each calendar year, or until their respective successors are duly elected and qualified or their positions are earlier vacated by resignation or otherwise. For information regarding the period each director or senior manager has held office, see "directors and Senior Management" above. All executive officers are appointed by the Board and serve at the pleasure of the Board. There are no director service contracts providing for benefits upon termination of employment.

The Audit Committee of the Board reviews, acts on and reports to the Board with respect to various auditing and accounting matters, including the selection of our auditors, the scope of the annual audit, fees to be paid to the auditors, the performance of our independent auditors and our accounting practices. Our audit committee consists of Messrs. Fuller, Hagerman and Moore.

The Compensation Committee of the Board is responsible for reviewing and approving the remuneration of the senior management of the Company. The guiding philosophy of the Compensation Committee in the determination of executive compensation is ensuring that the Company is able to attract suitable candidates for management positions, given the high level of competition for competent management in the technology industry, and to align the interests of management with those of the Company's shareholders.

The Compensation Committee's executive compensation policy is designed to recognize and reward individual contribution, performance and level of responsibility and ensure that the compensation levels remain competitive with other technology companies. The key components of total compensation are base salary and incentives. The Compensation Committee uses industry compensation data as a basis for determining appropriate base salary ranges for the executive officers. Within these ranges, the base salaries of the executive officers are established to reflect the individual executive's proven and expected contribution and responsibility.

The Compensation Committee considers, on an ongoing basis, the appropriateness and effectiveness of the Company's executive compensation policies, given prevailing circumstances. The Compensation Committee consists of Messrs. Fuller, Hagerman and Moore.

D.   Employees

As of December 31, 2001, the Company employed approximately 33 employees on a full-time basis of which 30 were working at the Renton, Washington location and 3 were located in the Vancouver, BC, Canada office. The travel fulfillment, accounting, human resources, marketing and information technology functions are performed in the Renton location and the product development function is performed in the Vancouver office. The Company also retains the services of three individuals who provide services pursuant to a management agreement with Charlwood Pacific Properties LTD. See "Item 6- Directors, Senior Management and Employees."

All operations are non-union and management believes it has a good relationship with its employees.

E.   Share Ownership

The following table sets forth as of December 31, 2001 each of the Directors and Senior Management of the Company who beneficially own common shares:


           ---------------------------------------------------------------------
                   Name                              Number             Percent
           ---------------------------------------------------------------------
           R. Christopher Charlwood                 195,182(1)            *
           Martin H. Charlwood                      157,455(1)            *
           U. Gary Charlwood                         28,455
           Stanley C. Fuller                        104,955               *
           Michael Hagerman                               0               *
           L. Neil Marshall                          28,455               *
           Roger R. Moore                            70,345               *
           Michael Dauberman                         12,000               *
           Tracy Bartram                             14,227               *
           Stephen Lewis                                  0               *
           ---------------------------------------------------------------------
           *  Represents less than 1%

(1) Indicates Class B shares beneficially owned, directly or indirectly, including 40,000 Class B Shares of Uniglobe.com held by the Cobalt Group of Companies. Martin H. Charlwood, the Vice-Chairman, and R. Christopher Charlwood, the President and Chief Operating Officer, each own 50% of The Cobalt Group of Companies. The Cobalt Group of Companies beneficially owns a total of 80,000 Class B Shares of Uniglobe.com.


The Company has established the 1996 Share Option Plan (the "option plan") which provides for options to purchase Class B Shares to be granted by the Company to directors, officers, employees and consultants of the Company and affiliated companies. The aggregate number of Class B Shares reserved for issue at any time cannot exceed 10% of the aggregate number of issued and outstanding Class A Shares and Class B Shares of the Company. At the date options are granted, the exercise price for an option shall not be less than the then market price of the Class B shares of the Company. Options granted are subject to certain vesting requirements. For the year ended December 31, 2001 there were no options granted to any director or any officer member of Senior management. During the year ended December 31, 2001, neither the Company's directors nor any member of Senior Management exercised any such options.

The following table sets out certain information with respect to options to purchase Class B Shares by the Directors and Senior Management of the Company during the financial year ended December 31, 2001 and options held by such persons at the end of such year.

-------------------------------------------------------------------------------------------------------------------
                                                                                          Value of Unexercised
                              Securities                     Unexercised Options at       in-the-Money Options
                             Acquired on      Aggregate        December 31, 2001          at December 31, 2001
           Name                Exercise    Value Realized  Exercisable/Unexercisable  Exercisable/Unexercisable(1)
-------------------------------------------------------------------------------------------------------------------
R. Christopher Charlwood         --              --             196,003/166,997                   --
Martin H. Charlwood              --              --             196,003/166,997                   --
U. Gary Charlwood                --              --             179,335/158,665                   --
Stanley C. Fuller                --              --              20,000/20,000                    --
Micheal Hagerman                 --              --              38,970/29,486                    --
L Neil Marshall                  --              --              20,000/20,000                    --
Roger R. Moore                   --              --              20,000/20,000                    --
Michael Dauberman                --              --              110,000/85,000                   --
Tracy Bartram                    --              --              30,000/30,000                    --
Stephen W. Lewis                 --              --              30,000/15,000                    --
-------------------------------------------------------------------------------------------------------------------
(1)  The closing  price of the Class B Shares on the CDNX on  December  31, 2001
     was Cdn.  $.03. The exercise price of the options ranges from Cdn. $0.70 to
     Cdn. $5.40 per share.


In conjunction with the Share Option Plan, the Company has granted approximately 256,512 options to other employees of the Company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   Major Shareholders

Except as set forth below, to the best of the Company's knowledge, the Company is not directly or indirectly owned or controlled by another corporation or by any foreign government.

At June 29, 2002, the following were the only persons holding more than 5% of the Company's outstanding capital stock:

--------------------------------------------------------------------------------------------------------

 Identity of Person            Amount/Percent of      Amount/Percent of       Percent of Class A and
      or Group                   Class A Owned         Class B Owned             Class B combined
--------------------------------------------------------------------------------------------------------
Uniglobe Travel               9,260,797 / 100%(1)        293,757/2%                  40.0%
(International) Inc.                                                         (86.5% of voting control)
Vancouver, B.C.
--------------------------------------------------------------------------------------------------------
(1)  Charlwood   International   Corporation  holds  89.4%  of  the  issued  and
     outstanding shares of Uniglobe Travel International, Inc. Charlwood Pacific
     Group  Ltd.  holds all of the issued and  outstanding  shares of  Charlwood
     International Corporation. U. Gary Charlwood, the Chairman, Chief Executive
     Officer of the Company is the President and a director of Charlwood Pacific
     Group Ltd. and holds 70% of the issued and outstanding  shares of Charlwood
     Pacific Group Ltd. Charlwood International  Corporation also directly holds
     80,000  shares  of  Class B  Single  Vote  Stock of the  Company.  U.  Gary
     Charlwood  also  beneficially  holds options to purchase  338,000 shares of
     Class B Single Vote Stock of the Company.


Effective May 15, 1999 the Company filed Articles of Amendment to amend its authorized share capital by creating an unlimited number of shares of Class A Multiple Vote Stock and an unlimited number of shares of Class B Single Vote Stock.

Under this capital  reorganization,  all 9,260,797 issued and outstanding common shares registered in the name of Uniglobe Travel (International) Inc were re-designated as Class A Shares and all other issued and outstanding common shares were re-designated as Class B Shares. The same number of shares was outstanding immediately prior to and after the re-designation. The Class A Shares and Class B Shares rank and participate equally as to dividend and any distribution upon liquidation, dissolution or winding up, but the Class B Shares have one vote per share and the Class A Shares have ten votes per share. The Class A Shares is automatically converted into Class B Shares on a one for one basis upon any transfer of Class A Shares other than to certain permitted transferees. Permitted transferees include UTI, or any subsidiaries or affiliates of Uniglobe Travel (International) Inc. and any successor corporation to Uniglobe Travel (International) Inc., provided that such successor corporation owns the UNIGLOBE trademark.

In accordance with Rule 12g5-1 of the Securities Exchange Act of 1934, as amended, and to the best of the Company's knowledge, at December 31, 2001, there were 31 shareholders of the Company of record having addresses in the United States holding a total of 3,595,399 shares of Class B Stock, representing approximately 24% of the Company's outstanding Class B stock.

To the best of the Company's knowledge, there are no arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

B.   Related Party Transactions

The Company had the following related party transactions during the year ended December 31, 2001:

(a) The Corporation had a management agreement with Charlwood Pacific Properties Ltd. (located at 1199 West Pender Street, Suite 900, Vancouver, Canada), for the period January 1, 2001 to April 30, 2001, under which the Corporation received the management services of U. Gary Charlwood, Martin
     H. Charlwood and R. Christopher Charlwood (all of Vancouver, Canada). Charlwood Pacific Properties Ltd. is controlled by R.

     Christopher Charlwood and Martin H. Charlwood. Included in the expenses of the Corporation for the year ended December 31, 2001 is $80,939 paid under this agreement.

     The Corporation had a management agreement with Charlwood International Corporation (located at 1199 West Pender Street, Suite 900, Vancouver, Canada), the immediate parent company of Uniglobe Travel (International) Inc., for the period May 1, 2001 to December 31, 2001, under which the Corporation received the management services of U. Gary Charlwood, Martin
     H. Charlwood and R. Christopher Charlwood. Included in the expenses of the Corporation for the year ended December 31, 2001 is $128,645 paid under this agreement.

     The Corporation had a management agreement with Cobalt Real Estate Corporation (located at 1199 West Pender Street, Suite 900, Vancouver, Canada), for the period May 1, 2001 to December 31, 2001, under which the Corporation received the management services of Martin H. Charlwood and R. Christopher Charlwood. Cobalt Real Estate Corporation is controlled by R. Christopher Charlwood and Martin H. Charlwood. Included in the expenses of the Corporation for the year ended December 31, 2000 is $31,185 paid under this agreement.

(b) The Company has entered into agreements under the normal course of operations covering the provision of: sublease facilities (net of recoveries), administrative and management services, and trademark licensing. Included in expenses for the year ended December 31, 2001 is $79,199 incurred under these agreements. In addition, during the year ended December 31, 2001, the Company earned $87,946 for services rendered to a company related by way of directors in common.

(c) During the year ended December 31, 2001 the Company, under the normal course of operations, paid certain directors or related entities $52,769 for professional services.


C.   Interests of experts and counsel

Not applicable

ITEM 8.  FINANCIAL INFORMATION

A.   Financial Statements

Our Consolidated Financial Statements are set forth under "Item 18- Financial Statements"

Legal Proceedings

There are no material legal proceedings to which the Company or any of its subsidiaries was a party or in respect of which the properties of the Company or any of its subsidiaries are subject. The Company's management has no knowledge of any legal proceedings in which the Company or any of its subsidiaries may be involved which are contemplated by governmental authorities or otherwise

Export Sales

Information regarding our export sales is provided in "Item 4-Information on the Company-Products and Services."

Dividend policy

The declaration of dividends on the shares of the Company is within the discretion of the Board and will depend upon the assessment of, among other factors, earnings, capital requirements and the operating and financial condition of the Company. At the present time, the Company anticipates that all available funds will be invested to finance the growth of its business.

The Company is limited in its ability to pay dividends on its shares as by limitations relating to the sufficiency of profits from which dividends may be paid. Under the Canadian Business Corporate Act (the "CBCA"), the declaration of a dividend is authorized by resolution of the Board. Under the CBCA, the directors of a Company who vote for or consent to a resolution authorizing the payment of a dividend incur joint and several personal liability to make good any loss or damage suffered by the Company if at the time that the dividend is declared the Company is insolvent or the payment of the dividend renders the Company insolvent.

B.   Significant Changes

None

ITEM 9. THE OFFER AND LISTING

A.   Offer and Listing Details

The Company's shares of Class B Single Vote Stock are traded on the Canadian Venture Exchange ("CDNX") under the symbol "UTO.B", and quoted on the OTC Bulletin Board under the symbol "UGTRF". Prior to April 1, 1999, the Company's single class of common stock was traded on the CDNX under the symbol "UTO".

The following table sets forth the low and high sales prices in Canadian funds as reported by the CDNX for the Company's Class B Single Vote Stock for the last five years ended December 31:

         YEAR ENDED                                  HIGH              LOW
         ----------                                  ----              ---
         December 31, 2001                         $   .30           $  .01
         December 31, 2000                            4.95              .15
         December 31, 1999                           10.65             1.17
         December 31, 1998                            3.39              .20
         December 31, 1998                           15.25              .25

The following table sets forth the low and high sales prices in Canadian funds as reported by the CDNX for the Company's Class B Single Vote Stock during each of the quarters in the two-year period ended December 31,2001.

         QUARTER ENDED                               HIGH              LOW
         -------------                               ----              ---
         December 31, 2001                         $   .07           $  .01
         September 30, 2001                            .20              .04
         June 30, 2001                                 .23              .10
         March 31, 2001                                .30              .14
         December 31, 2000                             .40              .15
         September 30, 2000                            .70              .34
         June 30, 2000                                2.75              .40
         March 31, 2000                               4.95             1.95


The following table sets forth the low and high sales prices in Canadian funds as reported by the CDNX for the Company's Class B Single Vote Stock during each of the most recent six months.

         MONTH ENDED                                 HIGH              LOW
         -----------                                 ----              ---
         May 31, 2002                              $   .07           $  .05
         April 30, 2002                                .10              .05
         March 31, 2002                                .20              .02
         February 28, 2002                             .08              .04
         January 31, 2002                              .05              .01
         December 31, 2001                             .04              .01


The following table sets forth the low and high sales prices in United States dollars as reported by the OTC Bulletin Board for the Company's Class B Single Vote Stock for the year ended December 31:

         YEAR ENDED                                  HIGH              LOW
         ----------                                  ----              ---
         December 31, 2001                         $   .155          $  .013

         December 31, 2000(1)                         2.063             .10

(1) The Company began being quoted on the OTC Bulletin Board on April 1, 2000. The information above is for the nine-month period ended December 31, 2000.


The following table sets forth the low and high sales prices in United States dollars as reported by the OTC Bulletin Board for the Company's Class B Single Vote Stock during the four quarters ended December 31, 2001 and the last three quarters in the nine-month period ended December 31, 2000.

         QUARTER ENDED                               HIGH              LOW
         -------------                               ----              ---
         December 31, 2001                         $   .028          $  .013
         September 30, 2001                            .07              .015
         June 30, 2001                                 .14              .06
         March 31, 2001                                .155             .105
         December 31, 2000                             .25              .10
         September 30, 2000                            .375             .219
         June 30, 2000                                2.063             .25

The following table sets forth the low and high sales prices in United States dollars as reported by the OTC Bulletin Board for the Company's Class B Single Vote Stock during each of the most recent six months.

         MONTH ENDED                                 HIGH              LOW
         -----------                                 ----              ---
         May 31, 2002                              $   .038          $  .036
         April 30, 2002                                .062             .04
         March 31, 2002                                .11              .05
         February 28, 2002                             .033             .028
         January 31, 2002                              .025             .013
         December 31, 2001                             .028             .013


B.   Plan of Distribution

Not applicable

C.   Markets

The Company's stock is not listed or traded on any other markets than those noted in "Offer and Listing Details" above.

D.   Selling Shareholders

Not applicable

E.   Dilution

Not applicable

F.   Expenses of the Issue

Not applicable

ITEM 10.  ADDITIONAL INFORMATION

A.   Share Capital

Not applicable

B.   Memorandum and Articles of Association

Uniglobe.com was incorporated under the CBCA on December 29, 1995 under incorporation number 321584-9. Uniglobe.com has a registered and records office at Lawson, Lundell, 1600-925 West Georgia Street, Vancouver, British Columbia V6C3L2.

Paragraph 18 of Bylaw No. 1 of the Company, states that a director of officer of the Company who is a party to a material contract or proposed material contract with the Company, or is a director or an officer of, or has a material interest in, any person who is a party to a material contract or proposed material contract with the Company shall disclose the nature and extent of his interest at the time and in the manner provided in the Act. Except as provided in the Act, no such director of the Company shall vote on any resolution to approve such contracts but each such director may be counted to determine the presence of a quorum at the meeting of directors where such vote is being taken. Paragraph 16 of Bylaw No. 1 allows the directors to vote compensation to themselves in respect of services rendered to the Company. There is no provision in the Bylaws that allows the directors to borrow money or that calls for a mandatory retirement age. Directors are not required to own shares of the Company in order to serve as directors.

Effective May 15, 1999 the Company filed Articles of Amendment to amend its authorized share capital by creating an unlimited number of shares of Class A Multiple Vote Stock and an unlimited number of shares of Class B Single Vote Stock.

Under this capital reorganization, 9,260,797 issued and outstanding common shares registered in the name of Uniglobe Travel (International) Inc were re-designated as Class A Multiple Vote Shares and all other issued and outstanding common shares were re-designated as Class B Single Vote Shares. The same number of shares was outstanding immediately prior to and after the re-designation. The Class A Multiple Vote Shares and Class B Single Vote Shares rank and participate equally as to dividend and any distribution upon liquidation, dissolution or winding up, but the Class B Single Vote Shares have one vote per share and the Class A Multiple Vote Shares have ten votes per share. The Class A Multiple Vote Shares are automatically converted into Class B Shares on a one for one basis upon any transfer of Class A Multiple Vote Shares other than to certain permitted transferees. Permitted transferees include UTI, Inc or any subsidiaries or affiliates of Uniglobe Travel (International) Inc. and any successor corporation to Uniglobe Travel (International) Inc., provided that such successor corporation owns the UNIGLOBE trademark.

The rights and provisions attached to any class of share may not be modified, amended or varied unless consented to by special resolution passed by a majority of not less than 2/3 of the votes cast in person or by proxy by holders of shares of that class. The Company's bylaws and articles provide that members personally present at general meetings, being not less than one member, or one proxy holder representing members, holding not less than 5% of the issued capital of the Company entitled to vote, constitute a quorum. In the United States, the quorum requirement for general meetings of shareholders is typically 30% to 50% of the issued capital of the company entitled to vote.

Paragraph 35 of By-law No. 1 states, subject to the provisions of Section 133 of the Act, the annual meeting of the Shareholders shall be held on such day in each year and at such time as the Board of Directors may determine at any place within Canada or, if all of the Shareholders entitled to vote at such meeting so agree, outside Canada. Special meetings of the shareholders may be convened by order of the Chairman of the Board, the Vice-Chairman of the Board, the Managing Director, the President if he is a director, a Vice-President if he is a director or by the Board of Directors at any date and time and at any place within Canada or, if all of the Shareholders entitled to vote at such meeting so agree, outside Canada.

There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by foreign law or other constituent document of the company.

There are no provisions in the Bylaws that govern the ownership threshold above which shareholder ownership must be disclosed.

C.   Material Contracts

The following summarizes each material contract, other than contracts entered into in the ordinary course of business, to which Uniglobe.com is a party, for the two years immediately preceding the filing of this report:

     (1) Letter of Agreement between Amadeus Global Travel Distribution LLC, Uniglobe.com Inc, and Uniglobe Travel (USA) LLC dated November 15, 2000 under which Amadeus enters into a five-year service agreement to provide travel services to Uniglobe.com. In addition, the Company arranged a $3,000,000 convertible debenture with a company related to Amadeus. The debenture is convertible on December 31, 2005 into Class B shares.

     (2) Loan Agreement between Uniglobe.com and Westmark Hotels, Inc dated January 19, 2001 under which Westmark Hotels, Inc. provides a $2,345,000 loan to Uniglobe.com. Interest is calculated at the US Prime rate and is repayable over a five-year term based upon a percentage of certain commission revenues earned by the Company.

D.   Exchange Controls

There are currently no restrictions on the export or import of capital out of or into Canada, nor are there foreign exchange controls or other laws, decrees or regulations of Canada or British Columbia restricting remittance of dividends or other payments to non-resident holders of the Company's common shares, other than any applicable withholding taxes. Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (5% if the shareholder is a corporation owning at least 10% of the outstanding common shares of the Company) pursuant to Article X of the reciprocal tax treaty between Canada and the United States. See Taxation below.

There are no limitations under the laws of Canada or British Columbia or in the Articles and Bylaws of the Company on the rights of non-Canadians to hold or vote the shares of the Company. Under the provisions of the Investment Canada Act (the "ICA"), as amended by the Canada-United States Free Trade Implementation Act (Canada), and the Canada-United States Free Trade Agreement, review and approval of the transaction by the Investment Canada Agency ("Investment Canada"), the federal agency created by the ICA are required where a U.S. person directly acquires control of a Canadian business with assets of more than $179 million. Management of the Company considers that the following general summary fairly describes those provisions of the ICA pertinent to an investment by an American investor in the Company.

The ICA requires a non-Canadian ("Canadian" being defined in the ICA) making an investment which would result in the acquisition of control of a Canadian business, the gross value of the assets of which exceed certain threshold levels, or the business activity of which is related to Canada's culture heritage or national identity, to either notify, or file an application for review with, Investment Canada.

The notification procedure involves a brief statement of information about the investment on a prescribed form that is required to be filed with Investment Canada by the investor at any time up to 30 days following implementation of the investment. It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada's cultural heritage and national identity.

If an investment is reviewable under the ICA, an application for review in the form prescribed is normally required to be filed with Investment Canada prior to the investment taking place. The investment may not be implemented until the review has been completed and the Minister responsible for Investment Canada is satisfied that the investment is likely to be of net benefit to Canada. If the Minister does not approve the investment, the non-Canadian must not implement the investment or, if the investment has been implemented, may be required to divest himself of control of the business that is the subject of the investment.

The following investments by a non-Canadian are subject to notification under the ICA:

     (1)  an investment to establish a new Canadian business; and

     (2) an investment to acquire control of a Canadian business that is not reviewable pursuant to the ICA.

The following investments by a non-Canadian are subject to review under the ICA:

     (1) direct acquisitions of control of Canadian businesses with assets of $5 million or more unless the acquisition is being made by an American investor;

     (2) direct acquisitions of control of Canadian businesses with assets of $179,000,000 (for 1998) or more by an American investor;

     (3) indirect acquisitions of control of Canadian businesses with assets of $5 million or more if such assets represent more than 50% of the total value of the assets of the entities, the control of which is being acquired, unless the acquisition is being made by an American investor in which case there is not review;

     (4) indirect acquisition of control of Canadian businesses with assets of $50 million or more even if such assets represent less than 50% of the total value of the assets of the entities, the control of which is being acquired, unless the acquisition is being made by an American investor in which case there is no review; and

     (5) an investment subject to notification that would not otherwise be reviewable if the Canadian business engages in the activity of publication, distribution or sale of books, magazines, periodicals, newspapers, audio or video music recordings, or music in print or machine-readable form.

Generally speaking, an acquisition is direct if it involves the acquisition of control of the Canadian business or of its Canadian parent or grandparent and an acquisition is indirect if it involves the acquisition of control of a non-Canadian parent or grandparent of an entity carrying on the Canadian business. Control may be acquired through the acquisition of actual or "de jure" voting control of a Canadian corporation or through the acquisition of substantially all of the assets of the Canadian business. No change of voting control will be deemed to have occurred if less than one-third of the voting control of a Canadian corporation is acquired by an investor.

An American, as defined in the ICA, includes an individual who is an American national or a lawful permanent resident of the United States, a government or government agency of the United States, an American-controlled corporation, limited partnership, trust or joint venture and a corporation, limited partnership, trust or joint venture that is neither American-controlled or Canadian-controlled of which two-thirds of its board of directors, general partners or trustees, as the case may be, are any combination of Canadians and Americans.

The ICA specifically exempts certain transactions from either notification or review. Included among this category of transactions is the acquisition of voting shares or other voting interests by any person in the ordinary course of that person's business as a trader or dealer in securities.

As of December 31, 2001, the Company did not have assets of more than $179 million.

Different rules apply to investments in the oil, gas and uranium businesses, businesses providing transportation services and cultural businesses, none of which is relevant to the Company's circumstances.

E.   Taxation

Canadian Federal Tax Consequences

The summary below is restricted to the case of a holder (a "Holder") of one or more common shares who for the purposes of the Income Tax Act (Canada) (the "Act") is a non-resident of Canada, holds his common shares as capital property and deals at arm's length with the Company.

Dividends

A Holder will be subject to Canadian withholding tax ("Part XIII Tax") equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on his common shares. Under the Canada-U.S. Income Tax Convention (1980) (the "Treaty"), the rate of
Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States is generally 15% of the gross amount of the dividend. The rate of Part XIII Tax is reduced to 5% if the Holder is a corporation that owns at least 10% of the voting stock of the Company. The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares

A Holder who disposes of a common share, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted "taxable Canadian property" as defined by the Act. Generally, a common share will not constitute taxable
Canadian property of a Holder unless he held the common shares as capital property used by him carrying on a business (other than an insurance business) in Canada, or he or persons with whom he did not deal at arm's-length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Company.

A Holder who is a resident of the United States and realizes a capital gain on disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common share is derived from, or forms an interest in, Canadian real estate, including Canadian mineral resource properties, (b) the common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 months preceding disposition, or (c) the Holder (i) was a resident of Canada at any time within the ten years immediately, and for a total of 120 months during the 20 years, preceding the disposition, and (ii) owned the common share when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on disposition of a common share must include one half of the capital gain (taxable capital gain) in computing his taxable income earned in Canada. This Holder may, subject to certain limitations, deduct one half of any capital loss (allowable capital loss) arising on disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains of any of the three preceding years or any subsequent year.

United States Federal Income Tax Consequences

The following is a general discussion of certain possible U.S. federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of the Company. This discussion is of a general nature only and does not take into account the particular facts and circumstances, with respect to U.S. federal income tax issues, of any particular U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (See "Taxation--Canadian Federal Income Tax Consequences" above).

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any U.S. Holder or prospective U.S. Holder of common shares of the Company, and no opinion or representation with respect to the U.S. federal income tax consequences to any such U.S. Holder or prospective U.S. Holder is made. Accordingly, U.S. Holders and prospective U.S. Holders of common shares of the Company should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders

As used herein, a "U.S. Holder" means a holder of common shares of the Company who is (i) a citizen or individual resident of the U.S., (ii) a corporation or partnership created or organized in or under the laws of the U.S. or of any political subdivision thereof, (iii) an estate whose income is taxable in the U.S. irrespective of source or (iv) a trust subject to the primary supervision of a court within the U.S. and control of a U.S. fiduciary as described Section 7701(a)(30) of the Code.

Persons Not Covered

This summary does not address the U.S. federal income tax consequences to persons (including persons who are U.S. Holders) subject to special provisions of U.S. federal income tax law, including (i) tax-exempt organizations, (ii) qualified retirement plans, (iii) individual retirement accounts and other tax-deferred accounts, (iv) financial institutions, (v) insurance companies,
(vi) real estate investment trusts, (vii) regulated investment companies, (viii) broker-dealers, (ix) persons or entities that have a "functional currency" other than the U.S. dollar, (x) persons subject to the alternative minimum tax, (xi) persons who own their common shares of the Company as part of a straddle, hedging, conversion transaction, constructive sale or other arrangement involving more than one position, (xii) persons who acquired their common shares of the Company through the exercise of employee stock options or otherwise as compensation for services, (xiii) persons that own an interest in an entity that owns common shares of the Company, (xiv) persons who own, exercise or dispose of any options, warrants or other rights to acquire common shares of the Company, or (xv) persons who own their common shares of the Company other than as a capital asset within the meaning of Section 1221 of the Code.

Distribution on Common Shares of the Company

U.S. Holders receiving distributions (including constructive distributions) with respect to common shares of the Company are required to include in gross income for U.S. federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's U.S. federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's U.S. federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions from the Company exceed current or accumulated earnings and profits of the Company, such distributions will be treated first as a return of capital, to the extent of the U.S. Holder's adjusted basis in the common shares, and thereafter as gain from the sale or exchange of the common shares of the Company. (See more detailed discussion at "Disposition of Common Shares of the Company" below)

In the case of foreign currency received as a distribution that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of the Company generally will not be eligible for the "dividends received deduction" allowed to corporate shareholders receiving dividends from certain U.S. corporations. Under certain circumstances, a U.S. Holder that is a corporation and that owns shares representing at least 10%of the total voting power and the total value of the Company's outstanding shares may be entitled to a 70% deduction of the "U.S. source" portion of dividends received from the Company (unless the Company qualifies as a "Foreign Personal Holding Company" or a "Passive Foreign Investment Company" as defined below). The availability of the dividends received deduction is subject to several complex limitations which are beyond the scope of this discussion, and U.S. Holders of common shares of the Company should consult their own financial advisor, legal counsel or accountant regarding the dividends received deduction.

Certain information reporting and backup withholding rules may apply with respect to certain payments related to the Company's common shares. In particular, a payor or middleman within the U.S., or in certain cases outside the U.S., will be required to withhold 30% (which rate is scheduled for periodic adjustment) of any payments to a U.S. Holder of the Company's common shares of dividends on, or proceeds from the sale of, such common shares within the U.S., if a U.S. Holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS. U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the information reporting and backup withholding rules applicable to the Company's common shares.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian or other foreign income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for U.S. federal income tax purposes with respect to such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces U.S. federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from distributions to) the U.S. Holder during that year.

There are significant and complex limitations that apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's U.S. income tax liability that the U.S. Holder's "foreign source" income bears to his or its worldwide taxable income. In applying this limitation, the various items of income and deduction must be classified as either "foreign source" or "U.S. source." Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income," "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. Dividends distributed by the Company will generally constitute "foreign source" income, and will be classified as "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes.

In addition, U.S. Holders that are corporations and that own 10% or more of the voting stock of the Company may be entitled to an "indirect" foreign tax credit under Section 902 of the Code with respect to the payment of dividends by the Company under certain circumstances and subject to complex rules and limitations. The availability of the foreign tax credit and the application of the limitations with respect to the foreign tax credit are fact specific, and each U.S. Holder of common shares of the Company should consult their own financial advisor, legal counsel or accountant regarding the foreign tax credit rules.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale or other taxable disposition of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of the Company. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the common shares of the Company are held for more than one year.

Preferential tax rates apply to long-term capital gains of U.S. Holders that are individuals, estates or trusts. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation (other than a corporation subject to Subchapter S of the Code). Deductions for net capital losses are subject to significant limitations. For U.S. Holders that are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations for U.S. Holders

In the following circumstances, the above sections of this discussion may not describe the U.S. federal income tax consequences to U.S. Holders resulting from the ownership and disposition of common shares of the Company:

Foreign Personal Holding Company
--------------------------------

If at any time during a taxable year (i) more than 50% of the total voting power or the total value of the Company's outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the U.S. and (ii) 60% (or 50% in certain cases) or more of the Company's gross income for such year is "foreign personal holding company income" as defined in
Section 553 of the Code (e.g., dividends, interest, royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions), the Company may be treated as a "Foreign Personal Holding Company" ("FPHC") In that event, U.S. Holders of common shares of the Company would be required to include in gross income for such year their allocable portions of such "foreign personal holding company income" to the extent the Company does not actually distribute such income.

The Company does not believe that it currently qualifies as a FPHC. However, there can be no assurance that the Company will not be considered a FPHC for the current or any future taxable year.

Foreign Investment Company
--------------------------

If (i) 50% or more of the total voting power or the total value of the Company's outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), and (ii) the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, the Company may be treated as a "Foreign Investment Company" ("FIC") as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gain.

The Company does not believe that it currently qualifies as a FIC. However, there can be no assurance that the Company will not be considered a FIC for the current or any future taxable year.

Controlled Foreign Corporation
------------------------------

If more than 50% of the total voting power or the total value of the Company's outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), each of which own, directly or indirectly, 10% or more of the total voting power of the Company's outstanding shares (each a "10% Shareholder"), the Company could be treated as a "Controlled Foreign Corporation" ("CFC") under Section 957 of the Code.

The classification of the Company as a CFC would effect many complex results, including that 10% Shareholders of the Company would generally (i) be treated as having received a current distribution of the Company's "Subpart F income" and
(ii) would also be subject to current U.S. federal income tax on their pro rata shares of the Company's earnings invested in "U.S. property." The foreign tax credit may reduce the U.S. federal income tax on these amounts for such 10% Shareholders (See more detailed discussion at "Foreign Tax Credit" above). In addition, under Section 1248 of the Code, gain from the sale or other taxable disposition of common shares of the Company by a U.S. Holder that is or was a 10% Shareholder at any time during the five-year period ending with the sale is treated as ordinary income to the extent of earnings and profits of the Company attributable to the common shares sold or exchanged.

If the Company is classified as both a Passive Foreign Investment Company as described below and a CFC, the Company generally will not be treated as a Passive Foreign Investment Company with respect to 10% Shareholders. This rule generally will be effective for taxable years of 10% Shareholders beginning after 1997 and for taxable years of the Company ending with or within such taxable years of 10% Shareholders.

The Company does not believe that it currently qualifies as a CFC. However, there can be no assurance that the Company will not be considered a CFC for the current or any future taxable year. The CFC rules are very complicated, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the CFC rules and how these rules may impact their U.S. federal income tax situation.

Passive Foreign Investment Company
----------------------------------

Certain U.S. income tax legislation contains rules governing "Passive Foreign Investment Companies" ("PFIC") which can have significant tax effects on U.S. Holders of foreign corporations. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the U.S. and, for any taxable year, either (i) 75% or more of its gross income is "passive income" or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. "Passive income" includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. However, gains resulting from commodities transactions are generally excluded from the definition of passive income if "substantially all" of a merchant's, producer's or handler's business is as an active merchant, producer or handler of such commodities.

For purposes of the PFIC income test and the assets test, if a foreign corporation owns (directly or indirectly) at least 25% by value of the stock of another corporation, such foreign corporation shall be treated as if it (a) held a proportionate share of the assets of such other corporation, and (b) received directly its proportionate share of the income of such other corporation. Also, for purposes of such PFIC tests, passive income does not include any interest, dividends, rents or royalties that are received or accrued from a "related" person to the extent such amount is properly allocable to the income of such related person which is not passive income. For these purposes, a person is related with respect to a foreign corporation if such person "controls" the foreign corporation or is controlled by the foreign corporation or by the same persons that control the foreign corporation. For these purposes, "control" means ownership, directly or indirectly, of stock possessing more than 50% of the total voting power of all classes of stock entitled to vote or of the total value of stock of a corporation.

U.S. Holders owning common shares of a PFIC are subject to the highest rate of tax on ordinary income in effect for the applicable taxable year and to an interest charge based on the value of deferral of tax for the period during which the common shares of the PFIC are owned with respect to certain "excess distributions" on and dispositions of PFIC stock under Section 1291 of the Code. However, if the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund ("QEF") with respect to such shareholder's interest therein, the above-described rules generally will not apply. Instead, the electing U.S. Holder would include annually in his gross income his pro rata share of the PFIC's ordinary earnings and net capital gain regardless of whether such income or gain was actually distributed. A U.S. Holder of a QEF can, however, elect to defer the payment of U.S. federal income tax on such income inclusions. In addition, subject to certain limitations, U.S. Holders owning, actually or constructively, marketable (as specifically defined) stock in a PFIC will be permitted to elect to mark that stock to market annually, rather than be subject to the tax regime of Section 1291 of Code as described above. Amounts included in or deducted from income under this alternative (and actual gains and losses realized upon disposition, subject to certain limitations) will be treated as ordinary gains or losses.

The Company believes that it was not a PFIC for its fiscal year ended December 31, 2001 and does not believe that it will be a PFIC for the fiscal year ending December 31, 2002. There can be no assurance that the Company's determination concerning its PFIC status will not be challenged by the IRS, or that it will be able to satisfy record keeping requirements that will be imposed on QEFs in the event that it qualifies as a PFIC.

The PFIC rules are very complicated, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the PFIC rules and how these rules may impact their U.S. federal income tax situation.

F.   Dividends and Paying Agents

Not applicable

G.   Statement by experts

Not applicable

H.   Documents on Display

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and it files reports, registration statements and other information with Securities and Exchange Commission ("the SEC"). The
Company's reports, registration statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at the following locations:

     Judiciary Plaza                                  500 West Madison
     Room 1024                                        Suite 1400
     Washington, D.C. 20549                           Chicago, IL 60661

Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, NW, Washington, D.C. 20549 or by calling the SEC at 1-800-SEC-0330.

I.   Subsidiary Information

Not applicable

Item 11.  Quantitative and Qualitative Disclosures about Market Risk.

The Company raises equity funding through the sale of securities denominated in Canadian dollars, whereas the majority of the Company's revenues, obligations and expenditures are incurred in U.S. dollars. Variations in the exchange rate may give rise to foreign exchange gains or losses that may be significant. However, since the Company's inception through the fourth quarter of 2001, there have been no material foreign exchange gains or losses. The Company does not use financial instruments for trading purposes and is not party to any leverage derivatives. The Company does not hedge foreign currency translations nor funds denominated in Canadian dollars.

The Company's revenue is derived principally from offering travel products and information to the online customer and to retail travel agencies. The Company currently derives revenue from a large number of geographically dispersed customers and bad debts have not been significant. Therefore, credit risks are considered minimal.

Certain administrative expenses of the Company are denominated in Canadian dollars and in the past, certain of the Company's products and services were priced and sold in Canadian dollars. This exposure produces a price risk from exposure to fluctuations in the Canadian exchange rate, which the Company believes will not have a material adverse impact for the foreseeable future. Any increase in the relative value of the Canadian dollar to the US dollar results in increased revenue and expenses and a decrease in net income to the Company as a majority of the Company's expenses are denominated in US dollars. A decrease in the relative value of the Canadian dollar to the US dollars would decrease revenues and expenses and would increase the Company's net income. The Company does not hedge foreign currency translations nor funds denominated in Canadian dollars.

The Company is subject to market risks arising from changes in interest rates with respect to its variable interest rate credit facilities entered into January 2001. The interest expense incurred on amounts borrowed under these credit facilities will change due to changes in the US Prime Rate. A hypothetical one percent increase or decrease in interest rates would increase or decrease annual interest expense applicable to the variable interest rate debt by $24,000.

The Company is exposed to fluctuations in the fair value of its fixed interest rate debt due to fluctuations in market interest rates. A hypothetical one percent increase or decrease in market interest rates would decrease or increase the fair value of fixed interest rate debt held by the Company at December 31, 2001 by $70,000.


ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

                                     PART II


ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

As of June 26, 2002 there have been no Defaults, Dividend Arrearage or Delinquencies.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

As of June 26, 2002 there have been no Material Modifications to the Rights of Security Holders and Use of Proceeds.

ITEM 15.

Not applicable

ITEM 16.

Not applicable


                                    PART III


ITEM 17.  FINANCIAL STATEMENT

See "Item 18.  Financial Statements."


ITEM 18.  FINANCIAL STATEMENTS

The Financial Statements were prepared in accordance with accounting principles generally accepted in the United States ("US GAAP") and are presented in United States dollars.

             Financial Statements
             --------------------
             Uniglobe.com Inc.

             Independent Auditors' Report dated February 8, 2002.

             Consolidated Balance Sheets at December 31, 2001 and 2000.

             Consolidated Statements of Operations for the Years Ended December 31, 2001, 2000 and 1999. Consolidated Statement of

             (Capital Deficiency) Stockholders' Equity for the Years Ended December 31, 2001, 2000 and 1999.

             Consolidated Statements of Cash Flows for the Years Ended December 31, 2001, 2000 and 1999.

             Notes to Consolidated Financial Statements.

                          INDEPENDENT AUDITORS' REPORT


To the Directors and Stockholders of
Uniglobe.com Inc.

We have audited the consolidated balance sheets of Uniglobe.com Inc. as at December 31, 2001 and 2000 and the consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three year period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and in its cash flows for each of the years in the three year period ended December 31, 2001 in accordance with accounting principles generally accepted in the United States of America.

The accompanying financial statements for the year ended December 31, 2001 have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's recurring losses from operations raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note
1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




/s/ Deloitte & Touche LLP
Chartered Accountants
Vancouver, British Columbia
February 8, 2002

                                        UNIGLOBE.COM INC.
                                   CONSOLIDATED BALANCE SHEETS
                                           December 31
                                    (Expressed in US dollars)



                                                                          2001               2000
                                                                      -------------      ------------
ASSETS

Current:
  Cash and cash equivalents ........................................  $ 2,209,252        $ 3,072,076
  Accounts receivable (Note 4) .....................................      168,517            219,327
  Due from affiliated companies (Note 8) ...........................       10,683             75,416
  Prepaids and deposits ............................................      200,968            278,285
                                                                      -------------      ------------
Total current assets ...............................................    2,589,420          3,645,104
Capital assets (Note 5) ............................................      554,670            888,252
                                                                      -------------      ------------
Total assets .......................................................  $ 3,144,090        $ 4,533,356
                                                                      =============      ============
LIABILITIES

Current:
  Accounts payable and accrued liabilities (Note 7) ................  $   347,755          $ 529,540
  Current portion of long term debt (Note 9) .......................      250,000                  -
  Current portion of obligations under capital lease (Note 12) .....        2,203             98,939
                                                                      -------------      ------------
Total current liabilities ..........................................      599,958            628,479
Long term debt (Note 9) ............................................    3,529,961          1,621,248
Deferred contract inducement (Note 9(b)) ...........................    1,037,244          1,296,554
Obligations under capital lease (Note 12) ..........................        8,303             96,868
                                                                      -------------      ------------
Total liabilities ..................................................    5,175,466          3,643,149
                                                                      -------------      ------------

Commitments (Note 12)
Continuing Operations (Note 1)

(CAPITAL DEFICIENCY) STOCKHOLDERS' EQUITY

Share capital (Note 10)
Class A common shares, no par value, multiple vote,
  issued and outstanding - 9,260,797  ..............................    2,204,348          2,204,348
Class B common shares, no par value, single vote,
  issued and outstanding - 14,811,944 ..............................   12,916,282         12,916,282
Warrants ...........................................................      431,158             50,000
Additional paid in capital .........................................    1,563,051          1,563,051
Deferred share-based compensation ..................................     (305,409)          (462,294)
Deficit ............................................................  (18,840,806)       (15,381,180)
                                                                      -------------      ------------
Total (capital deficiency) stockholders' equity ....................   (2,031,376)           890,207

                                                                      -------------      ------------
Total liabilities and (capital deficiency) stockholders' equity ....  $ 3,144,090        $ 4,533,356
                                                                      =============      ============


        See Accompanying Notes to the Consolidated Financial Statements.

                                        UNIGLOBE.COM INC.
                              CONSOLIDATED STATEMENTS OF OPERATIONS
                                     Years ended December 31
                                    (Expressed in US dollars)


                                                              2001              2000             1999
                                                         ------------      ------------     ------------
Revenues:
  Online commissions .................................   $ 1,857,099       $ 4,152,133      $ 3,245,048
  Advertising commissions ............................        40,137                 -                -
  Service ............................................        92,061           396,099          509,879
  Online sales .......................................             -         3,574,943        7,076,555
                                                         ------------      ------------     ------------
Total revenues .......................................     1,989,297         8,123,175       10,831,482
                                                         ------------      ------------     ------------

Cost of revenues:
  Online commissions .................................       310,330         2,281,620        2,629,773
  Online sales .......................................             -         3,567,148        7,063,326
                                                         ------------      ------------     ------------
Total cost of revenues ...............................       310,330         5,848,768        9,693,099
                                                         ------------      ------------     ------------

Gross profit .........................................     1,678,967         2,274,407        1,138,383
                                                         ------------      ------------     ------------

Expenses:
  General and administrative .........................     4,543,250         6,230,463        5,060,580
  Sales and marketing ................................       383,598         1,296,095          705,680
  Research and product development ...................       348,494           388,491          638,935
  Write-down of InHouse intangible assets ............             -           627,651                -
                                                         ------------      ------------     ------------
Total expenses .......................................     5,275,342         8,542,700        6,405,195
                                                         ------------      ------------     ------------
Net operating loss ...................................    (3,596,375)       (6,268,293)      (5,266,812)

Other income - interest ..............................       136,749           171,985          155,295
                                                         ------------      ------------     ------------
Net loss before income taxes .........................    (3,459,626)       (6,096,308)      (5,111,517)
                                                         ------------      ------------     ------------
Income tax (recovery) provision (Note 14) ............             -           (18,668)          53,981
                                                         ------------      ------------     ------------
Net loss  ............................................   $(3,459,626)      $(6,077,640)     $(5,165,498)

Loss per share .......................................   $     (0.14)      $     (0.26)     $     (0.25)
                                                         ============      ============     ============
Weighted average number of common shares used
  to calculate loss per share ........................    24,042,741        23,297,401       20,513,859
                                                         ============      ============     ============
Supplemental information:
(Unaudited) (Note 2 (q))
  Gross travel bookings ..............................   $19,349,438       $51,953,224      $47,466,788
                                                         ============      ============     ============



        See Accompanying Notes to the Consolidated Financial Statements.

                                      UNIGLOBE.COM INC.
             CONSOLIDATED STATEMENT OF (CAPITAL DEFICIENCY) STOCKHOLDERS' EQUITY
                                  (Expressed in US dollars)



                                                    Class A Shares                Class B Shares
                                            --------------------------      --------------------------
                                                Number        Amount           Number          Amount
                                            ------------  ------------      ------------  ------------
Balance at January 1, 1999 ............           --             --         18,067,064    $  4,010,335

Redesignation of Class A and
 Class B shares .......................      9,260,797      2,204,348       (9,260,797)     (2,204,348)

Issued for cash on private placements,
 net of share issue costs of CDN$38,040
 (Note 10(b)) .........................           --             --          2,494,048       5,931,145

Issued for cash on exercise of stock
 options (Note 10(d)) .................           --             --            121,333         109,161

Deferred share-based compensation .....           --             --               --              --

Amortization of deferred share-based
 compensation .........................           --             --               --              --

Non-cash share-based compensation
 (Note 10(b)) .........................           --             --               --              --

Net loss ..............................           --             --               --              --
                                            ------------  ------------      ------------  ------------

Balance at December 31, 1999 ..........      9,260,797      2,204,348       11,421,648       7,846,293

Issued for cash on private placements,
 net of share issue costs of $131,758
 (Note 10(b)) .........................           --             --          3,322,630       5,007,614

Issued for cash on exercise of
 stock options (Note 10(d)) ...........           --             --             67,666          62,375

Amortization of deferred share-based
 compensation .........................           --             --               --              --

Warrants issued as part of financing ..           --             --               --              --

Net loss ..............................           --             --               --              --
                                            ------------  ------------      ------------  ------------

Balance at December 31, 2000 ..........      9,260,797      2,204,348       14,811,944      12,916,282

Amortization of deferred share-based
 compensation .........................           --             --               --              --

Warrants issued as part of financing ..           --             --               --              --

Net loss ..............................           --             --               --              --
                                            ------------  ------------      ------------  ------------

Balance at December 31, 2001 ..........      9,260,797   $  2,204,348       14,811,944    $ 12,916,282


                                      UNIGLOBE.COM INC.
             CONSOLIDATED STATEMENT OF (CAPITAL DEFICIENCY) STOCKHOLDERS' EQUITY
                                  (Expressed in US dollars)



                                                             Deferred      Additional                   Stockholders'
                                                           Share-Based       Paid-In                     Equity (Capital
                                               Warrants    Compensation      Capital       Deficit        Deficiency)
                                            ------------   ------------   ------------  -------------    ---------------
Balance at January 1, 1999 ............           --       $  (91,686)     $  360,512   $ (4,138,042)     $   141,119

Redesignation of Class A and
 Class B shares .......................           --             --              --             --               --

Issued for cash on private placements,
 net of share issue costs of CDN$38,040
 (Note 10(b)) .........................           --             --              --             --          5,931,145

Issued for cash on exercise of stock
 options (Note 10(d)) .................           --             --              --             --            109,161

Deferred share-based compensation .....           --         (660,978)        660,978           --               --

Amortization of deferred share-based
 compensation .........................           --          129,530            --             --            129,530

Non-cash share-based compensation
 (Note 10(b)) .........................           --             --           541,561           --            541,561

Net loss ..............................           --             --              --       (5,165,498)      (5,165,498)
                                            ------------   ------------   ------------  -------------    ---------------

Balance at December 31, 1999 ..........           --         (623,134)      1,563,051     (9,303,540)       1,687,018

Issued for cash on private placements,
 net of share issue costs of $131,758
 (Note 10(b)) .........................           --             --              --             --          5,007,614

Issued for cash on exercise of
 stock options (Note 10(d)) ...........           --             --              --             --             62,375

Amortization of deferred share-based
 compensation .........................           --          160,840            --             --            160,840

Warrants issued as part of financing ..         50,000           --              --             --             50,000

Net loss ..............................           --             --              --       (6,077,640)      (6,077,640)
                                            ------------   ------------   ------------  -------------    ---------------

Balance at December 31, 2000 ..........         50,000       (462,294)      1,563,051    (15,381,180)         890,207

Amortization of deferred share-based
 compensation .........................           --          156,885            --             --            156,885

Warrants issued as part of financing ..        381,158           --              --             --            381,158

Net loss ..............................           --             --              --       (3,459,626)      (3,459,626)
                                            ------------   ------------   ------------  -------------    ---------------

Balance at December 31, 2001 ..........     $  431,158     $ (305,409)     $1,563,051   $(18,840,806)     $(2,031,376)

See Note 10 for details of stockholder' equity



        See Accompanying Notes to the Consolidated Financial Statements.

                                                        UNIGLOBE.COM INC.
                                               CONSOLIDATED STATEMENT OF CASH FLOWS
                                                     Years ended December 31
                                                    (Expressed in US dollars)



                                                                      2001           2000             1999
                                                                 ------------    ------------     ------------
Operating activities:
Net loss  ..................................................     $(3,459,626)    $(6,077,640)     $(5,165,498)
Items not affecting cash
Accretion of interest on long term debt ....................         302,992           7,325                -
Amortization of deferred contract inducement ...............        (259,311)              -                -
Amortization of other intangible assets ....................               -         181,237          267,084
Amortization of deferred share-based compensation ..........         156,885         160,840          102,036
Non-cash share-based compensation ..........................               -               -          533,806
Depreciation of capital assets .............................         436,133         443,308          125,626
Write-down of InHouse intangible assets ....................               -         627,651                -

Changes in operating assets and liabilities
Accounts receivable ........................................          50,810         312,906         (471,801)
Prepaids and deposits ......................................          77,317          65,825         (279,958)
Accounts payable and accrued liabilities ...................        (181,783)       (789,742)       1,165,030
Due to affiliated companies ................................          64,733        (521,950)         280,829
                                                                 ------------    ------------     ------------
Total operating activities .................................      (2,811,850)     (5,590,240)      (3,442,846)
                                                                 ------------    ------------     ------------
Financing activities:
Proceeds on issue of common shares, net of issue costs .....               -       5,069,989        6,040,306
Proceeds on issuance of warrants ...........................         381,158          50,000                -
Proceeds from issuance of long term debt,
  net of repayments.........................................       1,855,720       2,910,477                -
Repayment of capital lease .................................        (185,301)       (139,083)               -
                                                                 ------------    ------------     ------------
Total financing activities .................................       2,051,577       7,891,383        6,040,306
                                                                 ------------    ------------     ------------
Investing activities:
Acquisition of InHouse Travel fulfillment division
  (Note 3) .................................................               -               -       (1,108,472)
Purchase of capital assets .................................        (102,551)       (225,455)        (818,049)
                                                                 ------------    ------------     ------------
Total investing activities .................................        (102,551)       (225,454)      (1,926,521)
                                                                 ------------    ------------     ------------
Net cash (outflow) inflow ..................................        (862,824)      2,075,688          670,939

Cash and cash equivalents, beginning of year ...............        3,072,076        996,388          325,449
                                                                 ------------    ------------     ------------
Cash and cash equivalents, end of year .....................      $ 2,209,252    $ 3,072,076      $   996,388
                                                                 ============    ============     ============
Supplementary cash flow disclosures:

Income taxes paid ..........................................      $         -    $    72,649      $         -
                                                                 ============    ============     ============
Interest paid ..............................................      $   144,183    $    53,606      $    25,533
                                                                 ============    ============     ============
Supplementary non-cash investing and financing disclosures:

Accretion of interest on long term debt ....................      $   302,992    $     7,325      $         -
                                                                 ============    ============     ============
Assets acquired under capital lease ........................      $    10,674    $         -      $   385,568
                                                                 ============    ============     ============
Deferred share-based compensation ..........................      $         -    $         -      $   660,978
                                                                 ============    ============     ============


        See Accompanying Notes to the Consolidated Financial Statements.

                                UNIGLOBE.COM INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                            (Expressed in US Dollars)


1.   CONTINUING OPERATIONS

     The Company was incorporated under the laws of Canada on December 29, 1995 and commenced operations on January 1, 1996. The Company is engaged in the business of offering travel information and products to the online consumer and to retail travel agencies through the Company's World Wide Web site on the Internet.

     The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company incurred a net loss of $3,459,626 for the year ended December 31, 2001 (December 31, 2000
     - $6,077,640; December 31, 1999 - $5,165,498). The success of the Company's future operations is dependent upon attaining profitable operations, upon its ability to raise additional financing as required and upon the continuing financial support of its parent, Uniglobe Travel (International) Inc.

     These factors among others indicate that the Company may be unable to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. The Company's continuation as a going concern is dependent upon achieving operating levels adequate to support the Company's cost structure and obtaining adequate financial resources. During the fourth quarter of 2001, the Company announced plans to reduce its cost structure including staff terminations and other expense reductions. The
     Company expects to have sufficient working capital to support its operations during the twelve-month period subsequent to December 31, 2001. In the future, the Company may consider additional reductions in expenditures.


2.   ACCOUNTING POLICIES

     These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and reflect the following significant accounting policies:

     (a)  Consolidation

          These consolidated financial statements include accounts of the Company and its wholly owned subsidiaries, Uniglobe.com (USA) Inc. and Uniglobe.com (Barbados) Inc. All significant intercompany transactions are eliminated upon consolidation.

                                UNIGLOBE.COM INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                            (Expressed in US Dollars)


2.   ACCOUNTING POLICIES (Continued)

     (b)  Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities at the date of the financial statements and for the periods presented. Estimates are used for, but not limited to, the accounting for doubtful accounts, depreciation and amortization, income taxes and contingencies. Actual results may differ from those estimates.

     (c)  Foreign Currency Translation

          The Company, and its subsidiaries, determined that as of October 1, 2000 their functional currency was the United States ("US") dollar. Previously the functional currency of the Company and its subsidiaries was the Canadian dollar. The change in the Company's functional currency was made as the majority of the Company's operating and financing transactions are now denominated in the U.S. dollar. The Company has remeasured its assets, liabilities, revenues and expenses for prior years using the historical exchange rate in existence at the date of the transaction. Monetary assets and liabilities denominated in other than the United States dollar are translated using the exchange rates prevailing at the balance sheet date. Revenues and expenses are translated using average exchange rates prevailing during the period. Gains and losses on foreign currency transactions are recorded in the consolidated statement of operations.

     (d)  Cash and Cash Equivalents

          The Company invests certain of its excess cash in cash equivalents which are highly liquid money market instruments with an original maturity of 90 days or less.

     (e)  Capital Assets

          Capital assets are recorded at cost and are depreciated on a straight-line basis as follows:

          Computer software               2 years
          Computer equipment              3 years
          Furniture and equipment         5 years
          Leasehold improvements          36 month term of lease

                                UNIGLOBE.COM INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                            (Expressed in US Dollars)


2.   ACCOUNTING POLICIES (Continued)

     (e)  Capital Assets (continued)

          The Company reviews for impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Under Statement of Financial Accounting Standard ("SFAS") No. 121, an impairment loss is recognized when estimates of future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount. No impairment in capital assets has been identified by the Company in the years ended December 31, 2001, 2000 and 1999.

     (f)  Other Intangible Assets

          Costs related to the acquisition of other intangible assets are capitalized and are amortized on a straight-line basis over the estimated period of benefit being one to three years. The Company evaluates the recoverability of its other intangible assets whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. During the year ended December 31, 2000, the Company refocused its operations, reassessed the carrying value of the remaining intangible assets, and recorded a write-down of intangible assets of $627,651. No impairment in these assets had been identified by the Company in the year ended December 31, 1999.

     (g)  Revenue Recognition

          (i)  Online sales

               Revenues for certain cruise travel product sales are recorded when the Company acts as principal in the purchase and sale of travel products under negotiated contracts with cruise providers, exercises pricing control, and bears the risk of loss, collection, and returns. Revenues are recognized upon ticketing and when full payment has been received from the customer.

          (ii) Online commissions

               Commission revenues for air travel, cruise, hotel rooms, car rentals and vacation packages are recognized upon ticketing, when full payment has been received from the customer and the amount of the commission is determinable. Certain travel suppliers also pay performance-based compensation, known as overrides and tour conductor revenues, which are recognized in accordance with the terms of the agreements with travel suppliers.

                                UNIGLOBE.COM INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                            (Expressed in US Dollars)


2.   ACCOUNTING POLICIES (Continued)

     (g)  Revenue Recognition (continued)

         (iii) Service revenues

               Service revenues consisting of transaction processing fees, fees from other travel service providers, Internet development services and shipping and handling fees are recognized when services are performed, and the amount of revenue is determinable and collectibility is reasonably assured.

     (h)  Development Costs

          Product and technology development costs that meet the criteria for deferral and are expected to provide future benefits with reasonable certainty are deferred and amortized over the estimated life of the products or technology. Other product or technology development costs are expensed as incurred. The Emerging Issues Task Force ("EITF") in Issue 00-2, Accounting for Web Site Development Costs, requires the capitalization of certain web site development costs. During the years ended December 31, 2001, 2000 and 1999, the Company incurred web site maintenance and post implementation development costs which have been expensed in accordance with EITF 00-2. No product and technology development costs have been deferred as at December 31, 2001 and 2000.

     (i)  Income Taxes

          The Company accounts for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes. This statement provides for a liability approach under which deferred income taxes are provided based upon enacted tax laws and rates applicable to the periods in which the taxes become payable. Future tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized.

     (j)  Stock-Based Compensation Plans

          As permitted under SFAS No. 123, Accounting for Stock-Based Compensation, the Company has accounted for employee and directors stock options in accordance with Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and has made the pro forma disclosures required by SFAS No. 123 in Note 10.

                                UNIGLOBE.COM INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                            (Expressed in US Dollars)


2.   ACCOUNTING POLICIES (Continued)

     (j)  Stock-Based Compensation Plans (continued)

          SFAS No. 123, Accounting for Stock-Based Compensation, requires the use of the fair value based method of accounting for stock options. Under this method, compensation cost is measured at the grant date as the fair value of the options granted and is recognized over the vesting period. Where the Company issues options to individuals other than employees and directors, deferred share-based compensation is recorded. These amounts are amortized as charges to operations, using the straight-line method, over the vesting periods of the individual stock options.

     (k)  Advertising and Barter Transactions

          In January 2000, the EITF reached a consensus on Issue 99-17, Accounting for Advertising Barter Transactions.

          As the Company has no historical practice of receiving cash on similar transactions, it is required to disclose the volume and type of advertising surrendered and received. During the year ended December 31, 2000, the Company entered into a barter campaign with exchange of text links and banner advertising impressions. During the year ended December 31, 2000, the Company provided a total of 4,390,376 advertising impressions in exchange for a total of 207,032,155 advertising impressions. The campaign was for a three-month period ending December 31, 2000. During the years ended December 31, 2001 and 1999 there were no bartering campaigns entered into. During the year ended December 31, 2001, the Company incurred $322,885 of advertising costs which are included in sales and marketing (2000-$1,125,560; 1999
          - $705,331).

     (l)  Loss Per Share

          Loss per share has been calculated using the weighted average number of common shares outstanding for the year. For purposes of this calculation, Class A and Class B shares are considered common share equivalents and are treated equally in the determination of the weighted average number of shares outstanding.

     (m)  Comprehensive Income

          SFAS No. 130, Reporting Comprehensive Income, establishes standards for the reporting and display of comprehensive income and its components (revenue, expenses, gains, and losses) in a full set of general-purpose financial statements. The Company adopted SFAS No. 130 in 1999. The Company has no comprehensive income items, other than the net loss, in any of the years presented.

                                UNIGLOBE.COM INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                            (Expressed in US Dollars)


2.   ACCOUNTING POLICIES (Continued)

     (n)  Business Segments

          SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for reporting information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers. Information related to SFAS No. 131 is contained in Note 15.

     (o)  Recent Accounting Pronouncements

          SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, issued under U.S. GAAP and effective in 2001, establishes accounting standards for derivatives, and requires the reporting of derivative instruments information in annual and interim reports to shareholders. SFAS No. 133 did not have an impact on the Company's financial position or results of operations.

          In June 2001, the Financial Accounting Standards Board ("FASB") introduced SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 addresses the initial recognition and measurements of goodwill and other intangible assets acquired in a business combination. SFAS No. 142 addresses the initial recognition of intangible assets acquired outside of a business combination whether acquired individually or with a group of other assets. These standards require all future business combinations to be accounted for using the purchase method of accounting. Goodwill will no longer be amortized but instead will be subject to impairment tests at least annually. The Company was required to adopt SFAS No. 141 on a prospective basis as of July 2001. The Company will be required to adopt SFAS No. 142 in January 2002. SFAS No. 141 did not, and 142 is not expected to, have an impact on the Company's financial position or results of operations.

          In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets to be held and used, to be disposed of other than by sale, and to be disposed of by sale. The Company will be required to adopt SFAS No. 144 in the first quarter of 2002 on a prospective basis. Adoption is not expected to have significant impact on the Company's financial position or results of operations.


     (p)  Comparative figures

          Certain  of  the   comparative   figures  of  prior  years  have  been
          reclassified to conform with the presentation adopted during the current year.

     (q)  Supplemental Information (Unaudited)

          Gross travel bookings represent the total purchase price of all travel products and services booked by the Company. This information does not affect the Company's reported operating results. Disclosure of gross travel bookings is not required by generally accepted accounting principles in the United States ("GAAP"). Gross travel bookings are not included in revenues or operating results, and should not be considered in isolation or as a substitute for other information prepared in accordance with generally accepted accounting principles. Management believes that gross travel bookings provide more consistent comparison between historical periods than do online revenues and commissions. In addition, management believes that gross travel bookings are meaningful because such information and, in particular, year-to-year changes in such information, are a useful measure of market and product acceptance.

                                UNIGLOBE.COM INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                            (Expressed in US Dollars)


3.   ACQUISITIONS

     InHouse Travel Group, L.L.C. ("InHouse Travel")

     Effective April 4, 1999, the Company acquired the Internet travel fulfillment division ("ITFD") of InHouse Travel for a total purchase price of $1,108,472 cash, including transaction costs of $108,015. InHouse Travel operates an Internet travel agency operation and home-based franchise network.

     Under the terms of the Asset Purchase Agreement between the Company and InHouse Travel, the Company acquired goodwill and other intangible assets, consisting of rights and interests in travel override programs and internal travel fulfillment programs. The acquisition was completed May 17, 1999. The transaction has been accounted for using the purchase method of accounting and the purchase price had been allocated to the estimated fair value of net assets acquired. The results of operations of ITFD have been consolidated from April 4, 1999, the effective date of the acquisition. Goodwill and other intangibles relating to the acquisition were amortized on a straight-line basis over a period of three years, the expected period of benefit. The operations of InHouse were fully integrated with those of the Company.

     On June 22, 2000 the Company refocused its operations and reassessed the carrying value of the remaining intangible assets. As a result, the Company recorded an impairment charge for the remaining unamortized balance of the related intangible of $627,651.

     Capital assets                                                $     32,500
     Goodwill and other intangibles                                   1,108,472
                                                                   ------------
     Estimated fair value of assets                                   1,140,972
     Accumulated amortization                                          (513,321)
     Write-down of InHouse intangible assets to net
        realizable value                                               (627,651)
                                                                   ------------
     Balance as at December 31, 2001 and 2000                      $          -
                                                                   ============

4.   ACCOUNTS RECEIVABLE

     The principal components of accounts receivable are as follows:

                                                             December 31,
                                              ----------------------------------
                                                    2001                 2000
                                              --------------       -------------
     Receivable from franchisees               $         -         $    152,359
     Trade receivables                             141,371               86,323
     Other                                          30,247               87,780
                                              --------------       -------------
                                                   171,618              326,462
     Allowance for doubtful accounts                (3,101)            (107,135)
                                              --------------       -------------
                                               $   168,517          $   219,327
                                              ==============       =============

                                UNIGLOBE.COM INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                            (Expressed in US Dollars)


5.   CAPITAL ASSETS

                                                              December 31,
                                ----------------------------------------------------------------
                                                    2001                                2000
                                ------------------------------------------------     -----------
                                                  Accumulated         Net Book        Net Book
                                   Cost           Depreciation          Value           Value
                                -----------       ------------       -----------     -----------
      Computer software         $   68,628         $  35,374         $  33,254       $  20,129
      Computer equipment           515,031           361,420           153,611         261,470
      Furniture and equipment      432,019           179,334           252,685         301,435
      Leasehold improvements       536,078           420,958           115,120         305,218
                                -----------       ------------       -----------     -----------
                                $1,551,756         $ 997,086         $ 554,670       $ 888,252
                                ===========       ============       ===========     ===========


     The gross amount of assets under capital lease totalled $10,674 (2000 - $390,288) and accumulated amortization relating to these assets totalled $nil (2000 - $71,881) at December 31, 2001.


6.   OTHER INTANGIBLE ASSETS

                                                                  December 31,
                                                      ----------------------------------
                                                            2001                 2000
                                                      --------------       -------------
        Goodwill and other intangibles (Note 3)        $         -          $ 1,108,472
        Supplier contracts and rights                            -               31,683
        Less: Accumulated amortization                           -             (512,504)
        Write-down of InHouse Intangible Assets
          (Note 3)                                               -             (627,651)
                                                      --------------       -------------
                                                       $         -          $         -
                                                      ==============       =============

7.   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

     The principal components of accounts payable and accrued liabilities were as follows:

                                                                  December 31,
                                                      ----------------------------------
                                                            2001                 2000
                                                      --------------       -------------
     Accounts payable                                  $   76,995            $ 213,082
     Accrued compensation and other employee
         liabilities                                      111,483              147,422
     Other accrued liabilities                            156,899              165,701
     Taxes payable                                          2,378                3,335
                                                      --------------       -------------
                                                       $  347,755            $ 529,540
                                                      ==============       =============

                                UNIGLOBE.COM INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                            (Expressed in US Dollars)


8.   DUE FROM AFFILIATED COMPANIES

     The amounts due from Uniglobe Travel (International) Inc. and companies controlled by Uniglobe Travel (International) Inc. are non-interest bearing and are repayable under the Company's normal trade terms.


9.   LONG TERM DEBT

                                                                             December 31,
                                                                 -----------------------------------
                                                                       2001                2000
                                                                 ---------------      --------------
      Loan with Westmark Hotels, Inc (a)                           $ 1,931,275         $         -
      Liability Component of Convertible Debenture (b)               1,848,686           1,621,248
                                                                 ---------------      --------------
                                                                     3,779,961           1,621,248
                  Less: Current portion of long term debt             (250,000)                  -

                                                                     3,529,961           1,621,248
                                                                 ===============      ==============

     (a) During the year ended December 31, 2001, the Company entered into a Loan Agreement with Westmark Hotels, Inc. for a $2,345,000 loan. The loan bears interest at the US prime rate from time to time payable quarterly and is repayable over a five year term based upon a percentage of certain commission revenues earned by the Company, subject to minimum annual payments. In addition, the Company issued warrants to acquire up to 3,333,333 Class B Shares over a two year period expiring February 28, 2003, at a price of CDN$0.21 up to February 28, 2002 and CDN$0.24 thereafter. The balance owing, if any, on the loan at the end of the term is convertible on December 31, 2005, at the holder's option, into Class B Shares at a 15% discount from the then current market price.

          The Company has recorded the fair value of the initial loan, $1,898,388, using a discount rate of 13.2%. In addition, the Company recorded the fair value of the warrants of $381,158 in stockholders' equity. The fair value of the loan will be accreted to its face value of $2,400,000 over the five-year term through the recording of additional interest expense at an effective yield of 13.2%.

                                UNIGLOBE.COM INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                            (Expressed in US Dollars)


9.   LONG TERM DEBT (continued)

          Minimum annual payments on the loan are as follows:


        2002 .................................... $    250,000
        2003 ....................................      350,000
        2004 ....................................      500,000
        2005 ....................................      600,000
        2006 ....................................      700,000
                                                  -------------
                                                  $  2,400,000
                                                  =============

     (b) During the year ended December 31, 2000, the Company entered into a five-year services agreement with Amadeus Global Travel Distribution, LLC ("Amadeus"). In addition, the Company arranged a $3,000,000 convertible debenture (the "debenture") with a company related to Amadeus. The debenture is repayable over a five-year period based on the determination of certain fees under the services agreement and upon the annual net income of the Company.

          Pursuant to the debenture, the Company agreed to issue the holder 270,000 Class B shares and warrants to acquire an additional 2,500,000 Class B shares exercisable at $2.00 per share expiring December 18, 2002. The debenture is convertible within sixty days after December 31, 2005 at the option of the holder into Class B shares at $7.00 per share. The Company has recorded the fair value of the debenture, $1,621,248, using a discount rate of 13.2%. In addition, the Company recorded the fair value of the warrants and conversion option of $50,000 and $32,198 respectively, in stockholders' equity. The remaining $1,296,554 represents the fair value of the inducement to enter into the services agreement. The fair value of the debenture will be accreted to its face value of $3,000,000 over the five-year term through the recording of additional interest expense at an effective yield of 13.2%. The deferred contract inducement will be amortized on a straight-line basis over a five-year period against fees incurred in connection with the services agreement.

                                UNIGLOBE.COM INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                            (Expressed in US Dollars)


10.  SHARE CAPITAL

     (a)  Authorized Share Capital

          Effective May 4, 1999 the Company filed Articles of Amendment to reorganize its authorized share capital by creating an unlimited number of shares of Class A Multiple Vote Stock and an unlimited number of shares of Class B Single Vote Stock.

          Under the capital reorganization, all 9,260,797 issued and outstanding common shares registered in the name of Uniglobe Travel (International) Inc. were redesignated as Class A Shares and all other issued and outstanding common shares were redesignated as Class B Shares. The same number of shares were outstanding immediately prior to and after the redesignation. The Class A Shares and Class B shares rank and participate equally as to dividends and any distribution upon liquidation, dissolution or winding up, but the Class B Shares have one vote per share and the Class A Shares have ten votes per share. The Class A Shares are convertible at any time upon the option of the holder into Class B Shares on a one for one basis. Furthermore, the Class A Shares are automatically converted into Class B Shares on a one for one basis upon any transfer of Class A Shares other than to certain permitted transferees. Permitted transferees include any subsidiaries or affiliates of Uniglobe Travel (International) Inc. and any successor corporation to Uniglobe Travel (International) Inc., provided that such successor corporation owns the UNIGLOBE trademark.

     (b)  Changes in Common Shares

          During the year ended December 31, 2001, the Company entered into a Loan Agreement with Westmark Hotels, Inc. for a $2,345,000 loan. In conjunction with this loan, the Company issued warrants to acquire up to 3,333,333 Class B Shares over a two year period expiring February 28, 2003, at a price of $.14 (CDN$0.21) up to February 28, 2002 and $.16 (CDN$0.24) thereafter. The balance owing, if any, on the loan at the end of the term is convertible on December 31, 2005, at the holder's option, into Class B Shares at a 15% discount from the then current market price.

          On March 1, 2000, the Company completed a private placement financing for $5 million (CDN$7.3 million) through the issuance of 2,992,774 units at $1.61 (CDN$2.42) per unit. Each unit consisted of one Class B Share and one-half of a Class B Share purchase warrant (the "warrants"). Under the terms of the private placement, the number of warrants and price per warrant was to be adjusted on future financings. As a result of financings completed in the year ended December 31, 2000, the number of warrants was adjusted to 1,512,099 (formerly 1,496,387). Each whole warrant entitles the holder to purchase one Class B Share for a term of two years from the closing date, subject to a call provision. The exercise price of the warrants was adjusted to $1.87 (CDN$2.82) (formerly $1.89 (CDN$2.85)) during the first year of the term and was adjusted to $2.15 (CDN$3.24) (formerly $2.17 (CDN$3.28)) during the second year of the term. The Company may call 50 percent of the warrants at any time after the expiry of four months from the closing date in the event that the average closing price of the Class B Share over

                                UNIGLOBE.COM INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                            (Expressed in US Dollars)



10.  SHARE CAPITAL (Continued)

     (b)  Changes in Common Shares (continued

          the preceding 15 trading days is 150 percent or more of the issue price of the units. Upon any such call, the holder has 10 trading days to exercise the warrants, and any warrants not exercised after the 10-day period are cancelled. As well, the Company is entitled to call the remaining 50 percent of the warrants on the same basis if the average closing price of the Class B Share over the preceding 15 trading days is 200 percent or more of the issue price of the units.

          On January 29, 1999, the Company completed two private placements for total proceeds of $1,654,535 (CDN$2.5 million) through the issuance of 625,000 units and 535,715 units at $1.06 and $1.85 (CDN$1.60 and
          CDN$2.80, respectively) per unit (the market closing price per common share on the trading day prior to the announcement of each private placement). Each unit under each private placement consisted of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one additional common share of the Company at a price of $1.06 and $1.85 (CDN $1.60 and CDN $2.80), respectively, if exercised by January 29, 2000 and at a price of $1.22 and $2.15 (CDN$1.85 and CDN$3.25) respectively, if exercised by January 29, 2001. As at December 31, 2001 all 1,160,715 share purchase warrants had expired.

          On January 27, 1999, the Company completed a private placement for total proceeds of $3,309,067 (CDN$5 million) through the issuance of 833,333 common shares at $3.97 (CDN$6.00) per share.

          On January 5, 1999, the Company completed a private placement for total proceeds of $992,720 (CDN$1.5 million) through the issuance of 500,000 units at $1.99 (CDN$3.00) per unit (the market closing price per common share on the trading day prior to the announcement of the private placement). Each unit consisted of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one additional common share of the Company at a price of $1.99 (CDN$3.00), if exercised by January 5, 2000 and $2.28 (CDN$3.45), if exercised by January 5, 2001. As at December 31, 2001, all 500,000 share purchase warrants had expired.

                                UNIGLOBE.COM INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                            (Expressed in US Dollars)


10.  SHARE CAPITAL (Continued)

     (c)  Share Purchase Warrants

                                                 Number of           Exercise
                                              Class B warrants        price                Expiry date
                                             -----------------    --------------     ----------------------
        Balance at January 1, 1999                  500,000        0.97 or 1.13         November 22, 1999 or
                                                                                        November 22, 2000

        Issued                                    1,660,715        1.06 to 2.28         January 3, 2001 to
                                                                                        January 28, 2001
                                             -----------------    --------------     ----------------------
        Balance at December 31, 1999              2,160,715        1.06 to 2.28         November 22, 2000 to
                                                                                        January 28, 2001

        Issued                                    4,122,022        1.89 to 2.17         February 28, 2001 to
                                                                                        December 18, 2002

        Expired                                    (500,000)       1.13                 November 22, 1999 or
                                                                                        November 22, 2000
                                              -----------------    --------------     ----------------------
        Balance at December 31, 2000              5,782,737        1.22 to 2.28         January 28, 2001 to
                                                                                        December 18, 2002

        Issued                                    3,333,333        0.14 to 0.16         February 28, 2002 to
                                                                                        February 28, 2003

        Expired                                  (1,660,715)       1.06 to 2.28         January 3, 2001 to
                                                                                        January 28,2001
                                             -----------------    --------------     ----------------------
        Balance at December 31, 2001              7,455,355       $0.14 to 2.17         February 28, 2001 to
                                                                                        February 28, 2003
                                             =================    ==============     =======================

                                UNIGLOBE.COM INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                            (Expressed in US Dollars)



10.  SHARE CAPITAL (Continued)

     (d)  Stock-Based Compensation Plans

          The Company has established a Share Option Plan (the "option plan") which provides for options to purchase Class B Shares to be granted by the Company to directors, officers, employees and consultants of the Company and affiliated companies. The aggregate number of Class B Shares reserved for issue at any time cannot exceed 10% of the aggregate number of issued and outstanding Class A Shares and Class B Shares of the Company. At the date options are granted, the exercise price for an option shall not be less than the then market price of the Class B shares of the Company. Options granted are subject to certain vesting requirements.

          A summary of the status of the Company's stock option plan as of December 31, 2001, 2000 and 1999 and changes during the years ending on those dates is presented below:

                                                                       December 31,
                                   ----------------------------------------------------------------------------
                                              2001                     2000                      1999
                                   ----------------------------------------------------------------------------
                                                  Weighted-                 Weighted-                Weighted-
                                      Class B      Average       Class B     Average      Class B     Average
                                      Common      Exercise       Common     Exercise      Common     Exercise
        Options                       Shares        Price        Shares       Price       Shares       Price
        -------------------------------------------------------------------------------------------------------
        Outstanding at
          begininng of year         2,319,206      $ 2.09      1,695,795     $ 2.79       628,228      $ 0.98
          Granted                      12,962        0.13        796,178       0.55     1,188,900        3.56
          Exercised                         -           -        (67,666)      0.94      (121,333)       0.98
          Cancelled                  (523,200)       1.13       (105,101)      2.48             -           -
                                   ----------------------------------------------------------------------------
        Outstanding at
          end of year               1,808,968      $ 2.34      2,319,206     $ 2.09     1,695,795      $ 2.79
                                   ----------------------------------------------------------------------------
        Exercisable at
          end of year                 988,071      $ 2.76        790,495     $ 1.70       461,597      $ 0.98
                                   ============================================================================

                                UNIGLOBE.COM INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                            (Expressed in US Dollars)



10.  SHARE CAPITAL (Continued)

     (d)  Stock-Based Compensation Plans (continued)

          The  following  table  summarizes   information  about  stock  options
          outstanding at December 31, 2001:

                                 Number           Weighted-Average           Number
                              Outstanding            Remaining            Exercisable
           Exercise          at December 31,        Contractual          at December 31,
            Price                 2001                 Life                   2000
          ---------          --------------       ----------------       ---------------
            $0.11                     462            4.2 years                     -
            $0.13                   5,000            4.3 years                     -
            $0.47                 697,028            3.6 years               232,343
            $0.94                  40,000            1.3 years                40,000
            $1.17                  14,228            1.8 years                14,228
            $1.69                  15,000            2.9 years                10,000
            $3.69               1,037,250            2.4 years               691,500
                             --------------                              ---------------
                                1,808,506                                    988,071
                             ==============                              ===============


          Under APB No. 25, because the exercise price of the Company's employee stock options generally equals the fair value of the underlying stock on the date of grant, no compensation expense is recognized.

          SFAS No.  123,  Accounting  for  Stock-Based  Compensation,  issued in
          October 1995, requires the use of the fair value based method of accounting for stock options. Under this method, compensation cost is measured at the grant date as the fair value of the options granted and is recognized over the exercise period. During the years ended December 31, 1999 and 1998, the Company issued options to individuals other than employees and directors which under SFAS No. 123 are recognized as share-based compensation rateably over the vesting period. In addition, during 1999, certain escrowed and pooled shares were released to directors and directors of affiliated companies which resulted in additional share based compensation (Note 10 (b)). SFAS No. 123, however, allows the Company to continue to measure the compensation cost of employee related stock options in accordance with APB No. 25. The Company has therefore adopted the disclosure-only provision of SFAS No. 123.

                                UNIGLOBE.COM INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                            (Expressed in US Dollars)


10.  SHARE CAPITAL (Continued)

     (d)  Stock-Based Compensation Plans (continued)

          Had compensation cost for the Company's share options granted to employees been determined based on the Black-Scholes value at the grant dates for awards as prescribed by SFAS No. 123, pro forma net loss and net loss per share would have been as follows:

                                           Years ended December 31,
                                    ----------------------------------------------
                                        2001             2000            1999
                                    ------------    -------------    -------------
        Net loss
          As reported               $(3,459,626)    $ (6,077,640)    $ (5,165,498)
          SFAS No. 123 pro forma       (530,645)        (718,376)        (379,709)
                                    ------------    -------------    -------------
        Pro forma net loss           (3,990,271)      (6,796,016)      (5,545,207)
        Loss per share
          As reported                     (0.14)           (0.26)           (0.25)
          SFAS No. 123 pro forma          (0.02)           (0.03)           (0.02)
                                    ------------    -------------    -------------
        Pro forma loss per share    $     (0.16)    $      (0.29)    $      (0.27)
                                    ============    =============    =============

          The weighted average fair value of stock options granted to directors, officers and employees using the Black-Scholes option pricing model value of options granted under the share option plan during the years ended December 31, 2001, 2000 and 1999 were $0.09, $0.27 and $3.39 per share, respectively. The fair value for these options was estimated at the date of grant using the following weighted average assumptions:

                                                               Years ended December 31,
                                                        --------------------------------------
                                                           2001         2000           1999
                                                        --------    ---------       ----------
          Assumption
          Volatility factor of expected market
            price of the Company's shares                  149%           128%            180%

          Dividend yield                                   0.0%           0.0%            0.0%

          Weighted average expected life of
            stock options                               4.25 years    4.59 years     4.45 years

          Risk free interest rate                          4.6%           6.0%            5.4%

          See the Statement of Stockholder's Equity for details of stock transactions.

     (e)  Profit Sharing and 401(k) Plan

          Uniglobe.com sponsors a defined contribution plan for the employees which is designed to be qualified under Section 401(k) of the Internal Revenue Code. Eligible employees are permitted to contribute to the 401(k) plan through payroll deductions within statutory and plan limits. Uniglobe.com did not contribute to the plan in 2001, 2000 or 1999.

                                UNIGLOBE.COM INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                            (Expressed in US Dollars)


11.  RELATED PARTY TRANSACTIONS

     In addition to the related party transactions disclosed elsewhere in these consolidated financial statements, the Company had the following related party transactions:

     (a) The Company has entered into agreements under the normal course of operations covering the provision of: sublease facilities (net of recoveries), administrative and management services, and trademark licensing. Included in expenses for the year ended December 31, 2001 is $79,199 (2000 - $454,910; 1999 - $628,016) incurred under these agreements. In addition, during the year ended December 31, 2001, the Company earned $87,946 (2000 - $81,056; 1999- $18,019) for services rendered to a company related by way of directors in common.

     (b) During the year ended December 31, 2001 the Company, under the normal course of operations, paid certain directors or related entities $52,769 (2000 - $145,830; 1999 - $211,862) for professional services.

     (c) During the year ended December 31, 1999, the Company paid Charlwood Pacific Properties Ltd., a company under common control, a finder's fee of $45,549 related to a private placement of common shares.


12.  COMMITMENTS

     (a) The Company leases its facilities under an operating lease agreement, which expires on June 30, 2002. Future minimum lease payments, net of recoveries from sub-lessor, for the year ended December 31, 2001 are as follows:

                           2002                  $ 147,502

          Included in operating expenses is rent expense, net of recoveries from sub-lessor, for the year ended December 31, 2001 of $307,031 (2000 - $303,208; 1999 - $140,653).

                                UNIGLOBE.COM INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                            (Expressed in US Dollars)



12.  COMMITMENTS (Continued)

     (b) Minimum future payments under a capital lease for computer equipment are as follows:

        2002                                               $   3,430
        2003                                                   3,430
        2004                                                   3,430
        2005                                                   3,144
                                                           ------------
        Total minimum lease payments                          13,434
        Less:  amounts representing imputed
        interest at approximately 12.9% per annum             (2,928)
                                                           ------------
        Present value of net future minimum lease payments    10,506
        Less:  current portion                                 2,203
                                                           ------------
                                                           $   8,303
                                                           ============


     (c)  Tradename and trademark license

          Effective January 1, 1996, the Company entered into a purchase and trademark license agreement with Uniglobe Travel (International) Inc., under which the Company purchased the "UNIGLOBE TRAVEL ONLINE" tradename and under which the Company obtained a license to use the "UNIGLOBE" trademark to facilitate its business, and to access the UNIGLOBE distribution system to market and distribute its products. The consideration paid of 9,000,000 common shares of the Company at an ascribed price of $0.18 ($.25 CDN) per share represented the directors' best estimate of value of the tradename and trademark license. The transaction has been recorded in these financial statements at a nominal value of $1 which was the carrying amount of these assets in the accounts of Uniglobe Travel (International) Inc. The agreement was amended and restated on May 4, 1999 (see below) and further amended on May 29, 1999 to include a license to use the "Uniglobe.com" trademark as part of the Company's corporate name and URL.

                                UNIGLOBE.COM INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                            (Expressed in US Dollars)



12.  COMMITMENTS (Continued)

     (c)  Tradename and trademark license (continued)

          The agreement provides for the following terms and conditions:

          (i) The Company obtained title to the tradename and use of the UNIGLOBE trademark, as part of this tradename so long as certain conditions are met;

          (ii) The Company is obligated to pay Uniglobe Travel (International) Inc. a monthly royalty in the amount of 7% of the revenue received or receivable by the Company in the month less the amount of all referral commissions, incentive commissions and UNIGLOBE Image Development Fund contributions paid or payable by the Company during each month;

          (iii)The Company is obligated to pay referral and incentive commissions to UNIGLOBE agencies. Referral commissions are paid to UNIGLOBE agencies referring customers to the Company in the amount of 30% of the revenue realized on passengers referred by Uniglobe agencies.

          The agreement was amended, effective July 1, 2000 to eliminate the following requirements. The Company paid a one-time fee of $100,000 for the elimination of these contract provisions.

          (iv) The Company is no longer obligated to pay Uniglobe Travel (International) Inc., on behalf of Uniglobe agencies, quarterly incentive commissions in the amount of 10% of the revenue realized for any non-referred transactions;

          (v) In addition, the agreement was amended to remove the requirement for the Company to participate in the UNIGLOBE Image Development Fund, a fund to which UNIGLOBE agencies and regions contribute for the purpose of developing and implementing advertising and brand name image and consumer awareness programs. The Company had been required to contribute approximately 10% of its revenue, net of commissions paid, to the UNIGLOBE Image Development Fund in exchange for advertising programs to be provided by the Fund.

          As a condition of this amendment the Company has committed to spend at least 10% of its gross margin on marketing the Company and the UNIGLOBE brand name.

          Pursuant to the purchase and trademark license agreement, the Company has granted to Uniglobe Travel (International) Inc. an option to purchase the "UNIGLOBE" online tradename and the license to use the "UNIGLOBE" trademark as part of such tradename. The option is for a period of eighty years and is exercisable in certain circumstances for a price of CDN$10. On May 4, 1999 in connection with the redesignation of the Company's common shares (Note 10 (a)), this agreement was amended and restated to limit the ability to exercise the option to an event of default by the Company.

                                UNIGLOBE.COM INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                            (Expressed in US Dollars)



13.  FINANCIAL INSTRUMENTS

     (a)  Fair Value

          The carrying values of cash and cash equivalents, accounts receivable, deposits, accounts payable and accrued liabilities, amounts due to affiliated companies, obligations under capital lease, as reflected in the balance sheet, approximate their respective fair values as at December 31, 2001 and 2000. The fair value of the long term debt (including current portion) as at December 31, 2001 and 2000 was approximately $3.5 million and $1.6 million, respectively.

     (b)  Concentration of Credit Risk

          Financial instruments which potentially subject the Company to credit risk consist of bank deposits and accounts receivable. Cash and cash equivalents are deposited with high credit quality financial institutions. Accounts receivable consists of amounts receivable from franchisees, trade and other receivables. These debtors are geographically dispersed throughout North America. The Company does not require collateral or other security to support accounts receivable and bad debt experience has not been significant.

     (c)  Foreign Exchange Risk

          The Company undertakes certain transactions in Canadian dollars and as such is subject to risk due to fluctuations in exchange rates. During the year ended December 31, 2001 - $Nil (2000 - $1,771,293; 1999 -
          $2,819,151) of the Company's revenues and $615,475 (2000 - $1,133,732;
          1999 - $1,534,605) of the Company's expenses were denominated in Canadian dollars. At December 31, 2001 - $6,406 (2000 - $15,613; 1999
          - $160,004) of accounts receivable and $38,581 (2000 - $266,465;  1999
          - $139,631) of accounts payable and accrued liabilities were denominated in Canadian dollars. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.


14.  INCOME TAXES

     The Company's income tax provision for the years ended December 31, consists of the following:

                                                            Years ended December 31,
                                               ----------------------------------------------------
                                                      2001              2000              1999
                                               ----------------   ---------------   ---------------
        Current tax (recovery) provision         $         -         $ (18,668)         $ 53,981
                                               ================   ===============   ===============

                                UNIGLOBE.COM INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                            (Expressed in US Dollars)



14.  INCOME TAXES (Continued)

     The reported income tax provision (recovery) differs from the amount computed applying the basic statutory rate to the net loss before income taxes. The reasons for this difference and the related tax effect are as follows:

                                                                       Years ended December 31,
                                                           -----------------------------------------------
                                                                2001            2000            1999
                                                           -------------    ------------    --------------
        Canadian basic statutory tax rate                        44.62%           45.62%           45.62%

        Expected income tax recovery                      $ (1,543,586)     $(2,781,136)     $(2,331,874)
        Losses producing no current tax benefit              1,017,427        1,355,209        1,635,012
        Benefit on application of loss carry-forwards                -                -          (50,962)
        Benefit of temporary differences
          (recognized) not recognized                          150,796          (52,395)         347,289
        Foreign exchange and tax rate differences              286,166        1,254,133          104,942
        Permanent differences                                   56,237          259,046          313,360
        Other                                                   33,062          (53,525)          36,214
                                                           -------------    ------------    --------------
                                                            $        -      $   (18,668)     $    53,981
                                                           =============    ============    ===============


     Future income taxes result primarily from temporary differences in the recognition of certain revenue and expense items for financial and income tax reporting purposes. Significant components of the Company's future tax assets and liabilities as of December 31, 2001 and 2000 are as follows:

                                                                     2001               2000
                                                               ---------------     --------------
        Future income tax assets
        Net operating tax loss carry-forwards                  $  5,609,757         $  4,592,330
        Book and tax base differences on assets                     382,620              498,584
                                                               ---------------     --------------
                                                                  5,993,377            5,090,914
        Valuation allowance for future income tax assets         (5,993,377)          (5,090,914)
                                                               ---------------     --------------
        Net future income tax assets                           $          -         $          -
                                                               ===============     ==============
        Future income tax liabilities                          $          -         $          -
                                                               ===============     ==============
        Future income tax asset, net                           $          -         $          -
                                                               ===============     ==============

                                UNIGLOBE.COM INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                            (Expressed in US Dollars)



14.  INCOME TAXES (Continued)

     Due to the uncertainty surrounding realization of the future income tax assets in future income tax returns, the Company has 100% valuation allowance against its future income tax assets. The net change in the total valuation allowance for the years ended December 31, 2001 and 2000 was a provision of $902,463 and $1,302,814, respectively.

     As of December 31, 2001, the Company has tax loss carry forwards of approximately $8.6 million in US tax losses and approximately $6.0 million in Canadian tax losses available to reduce future years' income for tax purposes. The Canadian tax loss carry forwards expire in 2003 to 2008, while the US tax loss carry forwards expire in 2019 to 2021.


15.  SEGMENTED INFORMATION

     The Company operates in one industry segment - online travel products and services.

     Information related to geographical areas is as follows:


                                              Years ended December 31,
                               -------------------------------------------------
                                   2001              2000             1999
                               ------------     -------------     --------------

     Revenues
       United States           $ 1,989,297       $ 6,351,882       $ 8,012,331
       Canada                            -         1,771,293         2,819,151
                               ------------     -------------     --------------
                               $ 1,989,297       $ 8,123,175       $10,831,482
                               ============     =============     ==============


     The Company attributes revenue among geographical areas based on the location where the customer is located. During 2001, 2000 and 1999, no single customer accounted for more than 10% of the revenue.

                                                    December 31,
                                             ----------------------------
                                                2001               2000
                                             ---------          ---------
     Long-lived assets
       United States                         $554,670           $888,252
       Canada                                       -                  -
                                             ---------          ---------
                                             $554,670           $888,252
                                             =========          =========


     Long-lived assets include capital assets.

ITEM 19. EXHIBITS

Exhibit
Number         Description
------         -----------
  1.1(1)       Certificate of Incorporation of the Registrant dated December 29,
               1995

  1.2(1)       Certificate of Amendment of the Registrant dated October 1, 1996

  1.3(1)       Certificate  of Amendment of the  Registrant  dated  December 17,
               1997

  1.4(1)       Certificate of Amendment of the Registrant dated May 4, 1999

  1.5(1)       Certificate of Amendment of the Registrant dated June 25, 1999

  1.6(1)       By law No. 1 of the Registrant

  3.1(1) Voluntary Pooling Agreement dated April 23, 1996 made among the Company, UTI and certain shareholders of the Company

  4.1(1) Amended and Restated Purchase and Trademark License between the Company and UTI dated May 4, 1999

  4.2(1) UTI Asset Purchase Agreement between UTI and the Company dated January 1, 1996

  4.3(1) M&T (formerly IDF) Asset Purchase Agreement between M&T and the Company dated January 1, 1996

  4.4(1)       Services   Agreement  dated  January  1,  1996,  between  Central
               Services and Uniglobe Travel Online (U.S.A.), Inc.

  4.5(1) Sublease dated January 1, 1996, between Central Services and Uniglobe Travel Online (U.S.A.), Inc.

  4.6(1) Escrow Agreement dated for reference April 23, 1996 made among the Company, Pacific Corporate Trust Company, as escrow agent, and those shareholders of the Company owning performance shares of the Company

  4.7(1) Internet Travel Network Private Label Agreement dated March 10, 1997 between Internet Travel Network and the Company

  4.8(1) Mobalist Vendor Agreement dated March 9, 1998 between Auto-By-Tel Corporation and the Company

  4.9(1) Travel Booking and Servicing Agreement dated October 15, 1997 between LPI Ltd. and Uniglobe Travel Online (U.S.A.), Inc.

  4.10(1)      Business   and  Trade   Network   of   America,   Inc.   Merchant
               Participation Agreement dated September 25, 1998 by Business & Trade Network of America, Inc. and the Company

  4.11(1) Microsoft Corporation Expedia Travel Network Agreement dated October 16, 1998 by Microsoft Corporation and Uniglobe Travel Online (U.S.A.), Inc.

  4.12(1) Content License Agreement dated October 31, 1998 between LPI Ltd. and the Company

  4.13(1) Content License Agreement dated January 31, 1998 between GetThere and the Company

Exhibit
Number         Description
------         -----------
  4.14(1)      Purchase Agreement among the Company,  Uniglobe USA and ITG dated
               April 20, 1999

  4.15(1)      Office  Lease for Valley  Office Park with the Company  dated May
               14, 1999

  4.16(2) Letter of Agreement between Amadeus Global Travel Distribution LLC, Uniglobe.com Inc., and Uniglobe Travel (USA) LLC dated November 15, 2000

  4.17(2) Loan Agreement dated January 19, 2001 between the Company and Westmark Hotels, Inc.

  4.18 Management Agreement dated July 1, 2000 between the Company and Charlwood Pacific Properties, LTD.

  4.19 Management Agreement dated May 1, 2001 between the Company and Cobalt Real Estate Corporation

  4.20 Management Agreement dated May 1, 2001 between the Company and Charlwood International Corporation

  4.21         Share Option Plan dated April 12, 1996

  8.1          List of Subsidiaries

 10.1          Independent Auditors' Consent Letter dated June 24, 2001
------------------------

(1) Incorporated by reference to the Company's registration statement on Form 20-F.
(2) Incorporated by reference to the Company's annual report for the year ended December 31, 2000 on Form 20-F.

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it duly caused and authorized the undersigned to sign this annual report on its behalf.

                                    UNIGLOBE.COM, INC.


                                    By: /s/ R. Christopher Charlwood
                                        ----------------------------------------
                                        R. Christopher Charlwood
                                        President and Chief Executive Officer

DATED: June 26, 2002

ITEM 19. EXHIBITS


Exhibit
Number         Description
------         -----------
  1.1(1)       Certificate of Incorporation of the Registrant dated December 29,
               1995

  1.2(1)       Certificate of Amendment of the Registrant dated October 1, 1996

  1.3(1)       Certificate  of Amendment of the  Registrant  dated  December 17,
               1997

  1.4(1)       Certificate of Amendment of the Registrant dated May 4, 1999

  1.5(1)       Certificate of Amendment of the Registrant dated June 25, 1999

  1.6(1)       By law No. 1 of the Registrant

  3.1(1) Voluntary Pooling Agreement dated April 23, 1996 made among the Company, UTI and certain shareholders of the Company

  4.1(1) Amended and Restated Purchase and Trademark License between the Company and UTI dated May 4, 1999

  4.2(1) UTI Asset Purchase Agreement between UTI and the Company dated January 1, 1996

  4.3(1) M&T (formerly IDF) Asset Purchase Agreement between M&T and the Company dated January 1, 1996

  4.4(1)       Services   Agreement  dated  January  1,  1996,  between  Central
               Services and Uniglobe Travel Online (U.S.A.), Inc.

  4.5(1) Sublease dated January 1, 1996, between Central Services and Uniglobe Travel Online (U.S.A.), Inc.

  4.6(1) Escrow Agreement dated for reference April 23, 1996 made among the Company, Pacific Corporate Trust Company, as escrow agent, and those shareholders of the Company owning performance shares of the Company

  4.7(1) Internet Travel Network Private Label Agreement dated March 10, 1997 between Internet Travel Network and the Company

  4.8(1) Mobalist Vendor Agreement dated March 9, 1998 between Auto-By-Tel Corporation and the Company

  4.9(1) Travel Booking and Servicing Agreement dated October 15, 1997 between LPI Ltd. and Uniglobe Travel Online (U.S.A.), Inc.

  4.10(1)      Business   and  Trade   Network   of   America,   Inc.   Merchant
               Participation Agreement dated September 25, 1998 by Business & Trade Network of America, Inc. and the Company

  4.11(1) Microsoft Corporation Expedia Travel Network Agreement dated October 16, 1998 by Microsoft Corporation and Uniglobe Travel Online (U.S.A.), Inc.

  4.12(1) Content License Agreement dated October 31, 1998 between LPI Ltd. and the Company

Exhibit
Number         Description
------         -----------
  4.13(1)      Content License Agreement dated January 31, 1998 between GetThere and the Company

  4.14(1) Purchase Agreement among the Company, Uniglobe USA and ITG dated April 20, 1999

  4.15(1)      Office  Lease for Valley  Office Park with the Company  dated May
               14, 1999

  4.16(2) Letter of Agreement between Amadeus Global Travel Distribution LLC, Uniglobe.com Inc., and Uniglobe Travel (USA) LLC dated November 15, 2000

  4.17(2) Loan Agreement dated January 19, 2001 between the Company and Westmark Hotels, Inc.

  4.18 Management Agreement dated July 1, 2000 between the Company and Charlwood Pacific Properties, LTD.

  4.19 Management Agreement dated May 1, 2001 between the Company and Cobalt Real Estate Corporation

  4.20 Management Agreement dated May 1, 2001 between the Company and Charlwood International Corporation

  4.21         Share Option Plan dated April 12, 1996

  8.1          List of Subsidiaries

 10.1          Independent Auditors' Consent Letter dated June 24, 2001
------------------------

(1) Incorporated by reference to the Company's registration statement on Form 20-F.
(2) Incorporated by reference to the Company's annual report for the year ended December 31, 2000 on Form 20-F.